Exhibit 99.2

RIO TINTO

2006 Annual review

Supplying essential resources

Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed public company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc), and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

The Group’s objective is to maximise the overall long term return to shareholders through a strategy of investing in large, cost competitive mines, driven by the quality of each opportunity, not the choice of commodity.

Wherever Rio Tinto operates, the health and safety of its employees is the first priority. The Group seeks to contribute to sustainable development. It works as closely as possible with host countries and communities, respecting their laws and customs and ensuring a fair share of benefits and opportunities.

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Location of Group operations at February 2007 (wholly owned unless otherwise shown)

Iron Ore
Operating assets
US$6,662 million
Sales revenue
US$6,938 million
Underlying earnings
US$2,279 million

The Iron Ore group's interests comprise Hamersley Iron and Robe River operations in Australia, Iron Ore Company of Canada, the Corumbá mine in Brazil and the Simandou, Guinea, and Orissa, India, projects. The group includes the HIsmelt® direct iron making plant in Australia.

Iron ore and iron
Operating sites
- 33 Corumbá
- 34 Hamersley Iron mines:
  - Brockman
  - Marandoo
  - Mt Tom Price
  - Nammuldi
  - Paraburdoo
  - Yandicoogina
  - Channar (60%)
  - Eastern Range (54%)
- 35 HIsmelt® (60%)
- 34 Robe River mines: (53%)
  - West Angelas
  - Pannawonica
- 36 Iron Ore Company of Canada (59%)

Projects
- 34 Hope Downs (50%)
- 37 IOC Pellet Plant (59%)
- 38 Orissa (51%)
- 39 Simandou (95%)

Energy
Operating assets
US$2,763 million
Sales revenue
US$4,240 million
Underlying earnings
US$711 million

The Energy group is represented in coal by Rio Tinto Coal Australia and Coal & Allied in Australia and by Rio Tinto Energy America operations in the US. It also includes uranium interests in Energy Resources of Australia and the Rössing Uranium mine in Namibia.

Coal
Operating sites
- 10 Antelope
- 11 Bengalla (30%)
- 12 Blair Athol (71%)
- 13 Colowyo (20%)
- 10 Cordero Rojo
- 14 Decker (50%)
- 12 Hail Creek (82%)
- 15 Hunter Valley Operations (76%)
- 10 Jacobs Ranch
- 16 Kestrel (80%)
- 15 Mt Thorley Operations (61%)
- 14 Spring Creek
- 17 Tarong
- 15 Warkworth (42%)

Projects
- 12 Clermont (50%)
- 11 Mt Pleasant (76%)

Uranium
Operating sites
- 52 ERA (68%)
- 53 Rössing (69%)

Projects
- 54 Kintyre
- 55 Sweetwater

Industrial Minerals
Operating assets
US$2,682 million
Sales revenue
US$2,623 million
Underlying earnings
US$243 million

Rio Tinto's Industrial Minerals businesses comprise Rio Tinto Minerals, made up of Rio Tinto Borax and Luzenac Talc operations in the US, South America, Europe and Australia, and Dampier Salt in Australia, as well as Rio Tinto Iron & Titanium interests in North America, South Africa and Madagascar.

Borates
Operating sites
- 6 Boron
- 7 Coudekerque Plant
- 8 Tincalayu
- 9 Wilmington Plant

Potash
Projects
- 41 Rio Colorado Potash

Salt
Operating sites
- 42 Dampier (65%)
- 43 Lake MacLeod (65%)
- 42 Port Hedland (65%)

Talc
Operating sites
(only major sites are shown)
- 44 Ludlow
- 45 Talc de Luzenac
- 46 Yellowstone
- 47 Three Springs

Titanium dioxide feedstock
Operating sites
- 48 QIT-Fer et Titane Lac Allard
- 49 QIT-Fer et Titane Sorel Plant
- 50 Richards Bay Minerals (50%)

Projects
- 51 QIT Madagascar Minerals (80%)

Aluminium
Operating assets
US$3,607 million
Sales revenue
US$3,493 million
Underlying earnings
US$746 million

Rio Tinto's Aluminium product group is the wholly owned, integrated aluminium subsidiary, Rio Tinto Aluminium, which owns and manages operations located in Australia, New Zealand and the UK.

Aluminium
Operating sites
- 1 Anglesey Aluminium (51%)
- 2 Bell Bay
- 3 Boyne Island (59%)
- 3 Gladstone Power Station (42%)
- 3 Queensland Alumina Limited (39%)
- 4 Tiwai Point (79%)
- 5 Weipa
- 3 Yarwun (formerly Comalco Alumina Refinery)

Copper
Operating assets
US$3,384 million
Sales revenue
US$7,079 million
Underlying earnings
US$3,562 million

The Copper group comprises Kennecott Utah Copper and Kennecott Minerals in the US, and interests in the copper mines of Escondida in Chile, Grasberg in Indonesia, Northparkes in Australia, Palabora in South Africa, the Resolution Copper and Pebble projects in the US and the Oyu Tolgoi and La Granja projects in Mongolia and Peru respectively.

Copper and gold
Operating sites
- 18 Bougainville (not operating) (54%)
- 19 Cortez/Pipeline (40%)
- 20 Escondida (30%)
- 21 Grasberg joint venture (40%)
- 22 Kennecott Utah Copper
- 23 Northparkes (80%)
- 24 Palabora (58%)
- 25 Rawhide (51%)

Projects
- 26 La Granja
- 27 Oyu Tolgoi (10%)
- 28 Pebble (20%)
- 29 Resolution (55%)

Nickel
Projects
- 40 Eagle

Zinc, lead, silver
Operating sites
- 58 Greens Creek (70%)

Diamonds
Operating assets
US$1,056 million
Sales revenue
US$838 million
Underlying earnings
US$205 million

The Diamond group comprises Rio Tinto's interests in the Diavik mine in Canada, the Argyle mine in Australia, and the Murowa mine in Zimbabwe, served by diamond sales offices in Belgium and India.

Diamonds
Operating sites
- 30 Argyle
- 31 Diavik (60%)
- 32 Murowa (78%)

Mines and mining projects

Smelters, refineries and processing plants remote from mine

OTX
Operational and Technical Excellence, previously the Technology group, has bases in the UK, US and Australia, and is made up of four subdivisions: Centres of Excellence, Evaluation, Shared Expertise and Support. There are Centres of Excellence for Mining, Processing, Assets Integrity, Health Safety and Environment, Projects, Strategic Planning and Innovation.

Rio Tinto 2006 Annual review

The majority of Rio Tinto shareholders choose to receive the *Annual review* which does not contain sufficient information to allow as full an understanding of the Group as is provided in the *Annual report and financial statements*. The *Annual report and financial statements* complies with Australian and UK statutory requirements and contains the full financial statements. Copies may be obtained free of charge from the Companies regi strars whose details can be found on page 60. Copies of the *Sustainable development review* are also available separately. Shareholders who wish to receive the full *Annual report and financial statements* in place of the *Annual review* for future financial years may do so by writing to the Companies' registrars. If you wish to receive the financial statements and other communications from Rio Tinto electronically, please also contact Computershare.

Forward looking statements

The *Annual review* contains certain forward looking statements with respect to the Rio Tinto Group that involve known and unknown risks that are beyond the Group's control. For example, long term price assumptions may vary significantly from current levels and may affect the timing and feasibility of particular developments. In light of these risks actual results could be materially different from any future results expressed or implied by these forward looking statements which speak only as at the date of this *Annual review*.

Rio Tinto on the web

Information about Rio Tinto is available on our website – www.riotinto.com – and many of our publications including the 2006 *Annual report and financial statements* and the 2006 *Annual review* may be downloaded from the site.

CONTENTS
2	Chairman’s message
3	Interview with the chief executive
5	Selected financial data
6	Review of operations
8	Iron Ore
9	Energy
12	Industrial Minerals
13	Aluminium
16	Copper
17	Diamonds
20	OTX
21	Exploration
22	Sustainable development
23	Financial information by business unit
24	Summary financial statements
25	Summary balance sheet
26	Reconciliation with Australian IFRS
26	Net earnings and underlying earnings
27	Summary cash flow statement
27	Summary financial data in Australian
dollars, Sterling and US dollars
28	Australian Corporations Act
– summary of ASIC relief
29	Independent auditors’ statement
30	Chairman and executive directors
31	Non executive directors
32	Product group chief executives
33	Directors’ report
37	Remuneration report
50	Corporate governance
55	Audit committee charter
56	Shareholder information
60	Useful addresses
ibc	Financial calendar

Rio Tinto 2006 Annual review	1

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Chairman’s message

We continued to experience strong global demand and high prices across our product groups in 2006 and are pleased to report a third successive year of record earnings. This performance reflects the underlying quality of the Rio Tinto portfolio, which has proved robust across the economic cycle.
     I have warned in previous messages about the risk of complacency that can flow from a period of strong markets and sustained success. We remain alert to this and recognise the long term cyclical nature of our industry. In response we continue to focus on rigorous investment discipline, operational excellence and pursuing all opportunities to enhance the underlying performance of our business.

Results and dividends
The Group’s underlying earnings in 2006 were US$7,338 million, US$2,383 million or 48 per cent above 2005. Net earnings were US$7,438 million, compared with US$5,215 million in 2005. Cash flow from operations increased 36 per cent to US$11,196 million.
     The final dividend declared for 2006 of 64 US cents per share brings the total for 2006 to 104 US cents, an increase of 30 per cent. We have a longstanding policy of progressive dividend delivery and maintaining it remains a priority. In addition, our strong operational cash flows have enabled us to return US$2.4 billion to shareholders through the buyback of shares and the payment of US$1.5 billion special dividend. We have recently announced, subject to market conditions, our intention to return a further US$3 billion to be completed by the end of 2007, while still retaining the financial flexibility to take up growth opportunities as they arise.
     Our main priority for the use of cash

generated continues to be profitable investment in the growth of the business with particular emphasis on our portfolio of economically robust projects. Our capital investment grew from US$2.5 billion in 2005 to US$3.9 billion in 2006. Our pipeline of project opportunities will see this grow to around US$5 billion in 2007.

Strategy
Our strategy remains to focus on large, long life, low cost ore bodies capable of delivering superior returns across the economic cycle. Creating value for shareholders is our primary objective and will remain so. We are fortunate to have a geographical portfolio weighted towards large, mature and growing economies. However, we recognise that pursuit of future value growth will see us operating in a wider range of countries than in the past. Recent projects and investments in Russia, Madagascar, Peru and Mongolia are evidence of this.
     We are also focused on driving productivity and performance improvements across all our primary business processes, thereby adding to the resilience of our portfolios in more challenging markets. We made significant progress towards that objective in 2006.

Sustainable development
Rio Tinto is in a long term, capital intensive business and our investments typically have life spans of 30 years or more and are often in remote locations. Without economic and social stability we cannot deliver economic returns to our host governments, local communities and our shareholders. We therefore remain committed to the principles of sustainable development, which is fully reflected in all aspects of our business. It facilitates access to new opportunities, improves business performance and inspires our own people, who fully share this commitment.
     As we move into new geographical areas, meeting economic, social and environmental challenges simultaneously will be an increasingly critical feature of our business. I am pleased that our way of doing business has received positive recognition and support from our various stakeholders in these environments.

New chief executive
We have announced that Tom Albanese will succeed Leigh Clifford as chief executive on 1 May 2007. Leigh has made an outstanding contribution to Rio Tinto for almost 37 years. His seven years as chief executive have seen significant growth in the profitability and value of the business and major enhancements in our operational performance. We thank him for all he has done for Rio Tinto and wish him well for the future.

Tom brings a broad based experience of the mining industry developed in a sequence of challenging roles in Rio Tinto. He has been a key player in a number of important initiatives over recent years and in shaping our strategic direction. We have plans in place for a smooth handover from Leigh to Tom and the board is confident that, under his leadership, Rio Tinto will continue to deliver profitable growth and increased value for shareholders.

Board developments
Michael Fitzpatrick joined the board in June 2006 after a successful period in investment fund management. He brings a long experience of entrepreneurial activity to the board and is a valuable addition to our Australian representation. We are fortunate to have an experienced and diverse board which provides strong support and constructive challenge to our executive team.

Forward outlook
The global economy remains resilient in the face of a range of political and economic risks. We expect a continuation of positive economic growth in 2007 in most of the major economies. China’s strong, growing demand for metals and minerals, which has been a key driver of market strength, seems set to continue.
     On the supply side, a number of constraints, ranging from shortages of key consumables, like truck tyres and explosives, to the tight supply of skilled technical managers and tradesmen, have limited the growth of new production capacity. Stocks of most products have remained low, resulting in tight markets. This has reinforced the strength of the current cycle and we expect prices in 2007 to continue at levels significantly above the long term trend.

Our people
Despite the benefit of strong markets, 2006 was very challenging in operational terms. We have faced daily pressures in meeting the requirements of our customers and developing new projects within tight timetables and budgets. Our record results would not have been possible without the commitment, dedication and hard work of our global workforce. Once again, on behalf of the board and you, our shareholders, I thank them for all they have achieved in an excellent year for Rio Tinto.

Paul Skinner Chairman

2	Rio Tinto 2006 Annual review

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Interview with the chief executive

How would you describe the past year?
Underlying earnings in 2006 were a record US$7.3 billion. Not only were prices for metals and minerals higher, but we were able to make the most of the situation with increased production at many of our operations – maximising delivery into strong markets. With our strong balance sheet we are in a position to invest heavily in growth and to return capital to shareholders. Through our business improvement programme, Improving performance together (IPT), we are seeing a significant change in the way business units cooperate and share best practice. IPT resulted in substantial additional cash flow in 2006 and should deliver very large value enhancements in the future. Health, safety and environment indicators generally showed steady improvement, but unfortunately the year was marred by three fatalities at Rio Tinto managed operations.

Why are markets this good?
Economic growth and development around the world, particularly in China and India, mean an increased need for minerals. The mining industry is struggling to keep pace with demand. There is normally a quicker supply response when demand rises. However, because of previous under investment in exploration, the next generation of large world class deposits is only now being identified and evaluated. These deposits are often in remote locations, present new technical challenges and will take some years to come into production. The delivery times for major items of equipment have also significantly increased. While we believe a new higher base level of prices has developed for most commodities, this is mirrored by higher operating and development costs.

Rio Tinto’s volume growth has typically been six to seven per cent a year – where to now?
We concentrate on what we do best, which is mining – the first stage of the supply chain. Rio Tinto operates or shares in some of the largest deposits in the world. That is partly why we are enjoying financial success at a time of strong prices, although all our product groups generate strong cash flow at all points of the cycle. Large long life deposits also give us the opportunity to increase production in line with demand, a great advantage in the current environment. Ours is a simple strategy and it works. While most of our existing assets are in OECD countries, we are responding to new opportunities in the developing world – Peru, Guinea and Indonesia to name a few – and in countries that are only now opening up to mining investment, like Madagascar, Russia and Mongolia.

We are always alert to merger and acquisition opportunities, but growth is often about choosing between buying and building. When you build a new project you should know what you’re getting if you execute the project well, but when you buy you may find not all the assets are jewels. The key is to make value creating decisions – not just increase volume. We are willing to make the big bets, as we have in iron ore and copper, but the key factor in the execution of our strategy is discipline: discipline in analysis and discipline in execution.

How are you responding to cost pressures?
We work very hard to manage costs related to operational inputs, supplies, wages, energy and higher material costs through the excellent work of our global procurement team and our strong supplier relationships. However, the prices of many key inputs, including labour, have risen sharply in recent times. Of course our exploration and project evaluation costs feeding our development pipeline are in the nature of investments in the future.

Can you say a little more on the Improving performance together initiative?
We need to permanently change the way we run our individual operations, replicating best performance across everything we do –project analysis, project development, mine planning, mining, processing and marketing. We are a global Group and we need to work across functions and international borders to solve problems together instead of businesses going it alone. By creating a standard operating model with common systems, standards and metrics we will ensure that we capture the best ways of operating and reproducing these across the Group. The substantial additional cash flow we achieved in 2006 is the start to adding considerable value to the Group over time.

You spent about US$4 billion in new capital in 2006. How are the major projects going?
Overall, our new projects are coming along well. Our iron ore expansion projects in Western Australia remain our biggest current capital investment. The challenge of operating and expanding ten mines, three ports and more than 1,600km of rail line in the Pilbara at a time of buoyant market conditions should not be underestimated. With total expenditure of US$3 billion, by the end of 2007 our port and rail infrastructure will be capable of handling up to 195 million tonnes of iron ore annually. The recently announced expansion of Cape Lambert port, at a cost of US$860 million, will

Rio Tinto 2006 Annual review	3

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Interview with the chief executive continued

further expand capacity to 220 million tonnes. The Yandicoogina mine will expand to 52 million tonnes a year in the same period and the Hope Downs project will start production in 2008 with output of 22 million tonnes, rising to 30 million tonnes in stage two. From negotiation of the agreement on Hope Downs to first deliveries will be only three years.
     Our ilmenite project in Madagascar is on schedule, and construction of basic infrastructure by local contractors is under way. The port contract has been awarded, enabling us to finalise a definitive cost estimate of US$850 million for the total project including the building of additional processing capacity in Canada. First production is scheduled for 2008, when we believe there will be growing demand for the high quality ilmenite that Madagascar will produce for 40 years.
     Development continues at the Argyle Diamond mine in Western Australia, Diavik in Canada and Cortez in Nevada, as does the extension of the life of the Rössing Uranium mine in Namibia. Earlier this year we announced the development of the Clermont thermal coal mine in Queensland, and we completed significant investment to expand capacity at the Weipa bauxite mine in Queensland.

What about new opportunities?
We have acquired interests in three promising copper projects: La Granja in Peru, the Pebble project in Alaska and Oyu Tolgoi (Turquoise Hill) in Mongolia which, together with Resolution Copper in the US, give us an interest in four world class undeveloped copper mineral deposits. The investment in Mongolia represents a phased, risk managed entry into a potentially outstanding resource. La Granja has been given the go ahead for a US$95 million pre-feasibility study.
     We are encouraged by the exploration potential on ERA leases in Australia and the expansion possibilities at Rössing Uranium in Namibia. These, together with the potential of Kintyre in Western Australia and Sweetwater in Wyoming, US, mean we are well placed to extend uranium reserves and resources in the near future.
     In addition we have an extensive global exploration programme, spending a total of US$345 million in 2006, and we continue to evaluate numerous development opportunities, often with others.

Much is being made of a skills shortage. What is your view?
Technical skills in mining, metallurgy and geological sciences are in short supply and there is strong competition for recent graduates, experienced engineers and artisans as well as supervisors. However, I believe we are better placed than most. Global graduate recruitment is a high priority and we are doing well in attracting good quality people. We are seen as an organisation that can provide exciting international experience, good training and lots of opportunity. We are also being more creative in retaining the skills and experience of staff in the later stages of their career. All that said, I think the mining industry as a whole needs to sell itself as an attractive employer more effectively. We need to consider changes to career structures to retain staff by offering greater flexibility and to identify “adventurous” people at the recruitment stage.

Any reflections on your handover to Tom Albanese?
I am fortunate to have worked for Rio Tinto for almost 37 years. It has given me a diverse and interesting career during which I have met and worked with many different people who form this great team that is Rio Tinto. In Tom Albanese we have a very able, experienced and committed individual to continue Rio Tinto’s success. I would like to take this opportunity of wishing him well, and to thank all my colleagues around the world for the strong support they have given me in the many roles over my career.

Leigh Clifford Chief executive

4	Rio Tinto 2006 Annual review

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Selected financial data for the period 2002 to 2006

Sales revenue (a) (e)
US$m

02 8,443 10,828
03 9,228 11,755
04 12,954 14,530
05 19,033 20,742
06 22,465 25,440
Consolidated sales revenue
Share of equity accounted units sales revenue

The figures to the right of the bars are gross sales revenue, which is the sum of the above

Earnings before interest, taxes, depreciation & amortisation (a)
US$m

02 3,844
03 3,764
04 6,111
05 9,739
06 12,566

Capital expenditure (a)
US$m

02 1,870
03 1,673
04 2,215
05 2,516
06 3,916

Underlying/adjusted earnings per share (a) (b) (c)
US cents

02 111.2
03 100.3
04 164.8
05 363.2
06 550.3

Net earnings per share (a) (b) (c)
US cents

02 47.3
03 109.5
04 239.1
05 382.3
06 557.8

Underlying/adjusted earnings (a) (b) (c)
US$m

02 1,530
03 1,382
04 2,272
05 4,955
06 7,338

Profit for the year (a) (b) (c)
US$m

02 603
03 1,527
04 3,244
05 5,498
06 7,867

Cash flows from operations (a) (d)
US$m

02 3,134 3,743
03 2,888 3,486
04 3,974 4,452
05 7,857 8,257
06 9,469 11,196
Cash flows from consolidated operations
Dividends from jointly controlled entities and associates

The figures to the right of the bars are the sum of the above

Dividends declared
US cents

02 60.00
03 64.00
04 77.00
05 80.00
06 104.00

Dividends declared
UK pence

02 37.47
03 37.13
04 41.48
05 45.10
06 54.05

Dividends declared
Australian cents

02 105.93
03 89.70
04 103.82
05 105.42
06 135.32

The special dividend of 110.00 US cents per share (61.89 pence or 145.42 Australian cents per share), declared payable at the same time as the 2005 final dividend, is not included above

Equity attributable to Rio Tinto shareholders (a)
US$m

02 7,462
03 10,037
04 11,877
05 14,948
06 18,232

Total capital (a)
US$m

02 13,987
03 16,686
04 16,400
05 17,052
06 21,822

Total capital is defined as Rio Tinto shareholders' funds plus net debt and outside equity interests

Margins (a) (c) (e)
%

02 24.9
03 19.3
04 24.4
05 37.2
06 42.2

Underlying/adjusted earnings but before interest and tax, as a percentage of gross sales revenue

Net debt: total capital (a)
%

02 41.1
03 33.8
04 23.2
05 7.7
06 11.2

Notes
a)	The accounting information for 2004, 2005 and 2006 in these charts is drawn up in accordance with IFRS; but the information for 2002 and 2003 is as previously reported in accordance with UK Generally Accepted Accounting Principles (UK GAAP).
b)	Underlying earnings is the key financial performance indicator which management use internally to assess performance. It is presented here as an additional measure of earnings to provide greater understanding of the underlying business performance of the Group’s operations. Items excluded from net earnings to arrive at underlying earnings are explained on page 26. Both net earnings and underlying earnings deal with amounts attributable to equity shareholders of Rio Tinto. However, EU IFRS requires that the profit for the year reported in the income statement should also include earnings attributable to outside shareholders in subsidiaries.
c)	The amounts presented for 2002 and 2003 are similar measures to underlying earnings, net earnings and profit for the year respectively but drawn up in accordance with UK GAAP. In the UK GAAP financial statements for 2002 and 2003, these were referred to, respectively, as adjusted earnings, net earnings and profit on ordinary activities after tax.
d)	The analysis of cash flows from operations between jointly equity accounted units (previously joint ventures and associates under UK GAAP) and consolidated operations has been affected by the reclassification of certain operations under IFRS.
e)	In this report, the sales revenue of parent companies and their subsidiaries is referred to as “Consolidated sales revenue”. Rio Tinto also reports a sales revenue measure that includes its share of equity accounted units, which is referred to as “Gross sales revenue”. This latter measure is considered informative because a significant part of the Group’s business is conducted through operations that are subject to equity accounting.

Rio Tinto 2006 Annual review	5

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New mines, new
areas, new
challenges

One of the challenges of supplying a developing world with metals and minerals is that the distribution of resources round the globe is misaligned with the spread of population.
     It is a factor that helps project how markets will develop and throws light on understanding the long run potential for supply, including geological prospectivity, technological developments and the challenges of operating in different geographies.
     A US Geological Survey map shows where the greatest concentrations of metals and minerals are on the face of the Earth, and combines this with the distribution of population. This shows, broadly speaking, that most of the metal and mineral deposits are in countries with relatively low populations like Australia, Canada, South America and Russia, while the most populous parts, Asia, the Middle East and Europe, have a relative deficit of resources.
     So the “have” countries may be expected to become increasingly significant suppliers of resources to the “have not” countries, like China. For the mineral explorationist and investor this makes prospective countries, such as Russia and neighbouring Mongolia, attractive, because of their proximity to China, which has a low value of resources per head of population. Similarly, Canada, with a high average ratio of resources to population, and also South America, lie adjacent to the US, which has a relative metals deficit.
     An interesting anomaly is sub-Saharan Africa, which has strong resource potential and large populations, putting it in the low average value of resources per head category.
     Realising Africa’s role as a supplier will depend on further exploration and the conditions for investment on the continent.
     For the present, it is well understood that much of the current strength in most commodity prices has been the result of four years of strong growth in world gross domestic product, and the current highly resource intensive stage of economic development of China.
     Along with strong demand conditions, the second key factor leading to high metal prices has been constrained supply, leading to historically low stocks. And many of the production constraints affecting the industry are unlikely to be resolved next year. Rio Tinto therefore believes prices will remain well above their long run trend.
     China has been and will remain a key driving force in resource markets for the foreseeable future. Its pattern of growth may be an indicator for future development in countries such as India. Rio Tinto expects China’s annual growth will average more than eight per cent over the next decade, so providing a consistent underlying momentum to the global demand for most commodities. Any downturns associated with the typical investment and global trade cycles are expected to be temporary.
     Nevertheless, the bottom line is that metals and minerals markets are cyclical and will remain so. Markets have different characteristics. When prices revert from today’s highs they will do so at different speeds depending on the commodity.
     Historically, iron ore has taken an average of more than five years to return to trend from a peak, while for non ferrous metals reversion has taken around three years.
     The reasons for the differences lie in different market structures, the speed with which new capacity can be brought on stream and the volatility of demand. Supply constraints will take some years to unwind and this could extend the current cycle for at least a little longer than the historical average.
     The implication is that capacity at existing mines will continue to be stretched in order to meet growing demand until greater capacity comes on stream.
     And because of the misalignment between resource distribution and population, new mines will present challenges. They will need to be found and developed in those parts of the world, such as Russia and central Asia, that have not in the past been major minerals exporters but are close to centres of demand.

Rio Tinto’s products, such as coal for power stations, iron ore for steelmaking and copper for the electronics industry, are in worldwide demand.

Rio Tinto 2006 Annual review	7

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Iron Ore group

The Rio Tinto Iron Ore (RTIO) group’s contribution to 2006 underlying earnings was US$2,279 million, US$557million higher than in 2005. Demand for iron ore remained extremely strong, with China’s imports up by 18 per cent on the previous year.
     In Western Australia, RTIO wholly owns Hamersley Iron’s six mines and also operates the Channar mine (Rio Tinto: 60 per cent) and the Eastern Range mine (Rio Tinto: 54 per cent). RTIO also includes Rio Tinto’s effective 53 per cent interest in Robe River Iron Associates’ two mines in Western Australia. Following an agreement reached in 2003 with the joint venture partners in Robe River, Pilbara Iron was formed to enable RTIO’s iron ore assets in the Pilbara to be run as an optimised and integrated operation.
     RTIO operates Iron Ore Company of Canada (Rio Tinto: 59 per cent), acquired in 2000. In 2005, RTIO assumed management of Rio Tinto Brasil, which wholly owns Mineração Corumbaense Reunida, known as Corumbá. In addition, RTIO includes the HIsmelt® direct smelting technology and resources held globally, including the Orissa (India) and Simandou (Guinea) deposits.
     In May 2006, RTIO started construction of the US$980 million Hope Downs project in Western Australia, following ratification by the 50:50 Hope Downs Joint Venture and approval from the Western Australian Government.
     The commercial HIsmelt® ironmaking plant at Kwinana in Western Australia continued its commissioning phase in 2006, and has produced 98,000 tonnes of pig iron since its start up.

When the ships come in
Increased iron ore production can only be handled by better ports.
     When the Japanese ore carrier Houn Maru set sail from Dampier at midday on 22 August 1966 with Hamersley Iron’s first product shipment, it was “filled to the gunwales” with 52,000 tonnes of freshly mined iron ore from the new Mount Tom Price mine in the Pilbara.
     It had taken 15 hours to load, the first such operation at the equally new port of Dampier, which had emerged from the mud flats only that year to be the terminal for the train lines that snaked their way from hundreds of miles inland.
     Dramatic stuff, but while historically significant, the Houn Maru’s physical size appears, 40 years later, considerably less imposing.
     In December 2006 the same Dampier port was visited by the MV Berge Stahl (“Steel Mountain” in Norwegian), a leviathan with a load capacity seven times that of the Houn Maru. The MV Berge Stahl, at 340 metres long and 65 metres wide, is the largest iron ore carrier in the world. Its load capacity of 360,000 tonnes nearly doubles the 200,000 tonne capacity of the ships more frequently seen near the Dampier Archipelago.
     It signals that the future will be different, as larger carriers become a regular feature of the iron ore freight business. There will be others, and they will be larger still. Just as the capacity of carriers visiting Western Australia has progressively increased since the early 1990s, particularly from China, so has the sheer number of visits. Taken together, the rapidly expanding character of seaborne iron ore freight highlights the timeliness of the expansions of Rio Tinto Iron Ore’s port operations at Dampier and at Cape Lambert (53 per cent owned through Robe River Iron Associates).
     The largest carriers nowadays leave Dampier at less than capacity, the depth of the shipping lanes being insufficient to accommodate the draught of a full load, but that too is changing, as current production capacity and industry demand for iron ore soars. And all the while, more of the traditional size carriers will visit, and they must continue to be accommodated by the expanded port facilities.
     Just five years ago the prospect of handling so many vessels, including the megacarriers, would have alarmed the hearts of many. Back then, the port had the capacity to export 74 million tonnes of iron ore annually. It had half the berth capacity, a little over a third of its stockpile capacity, and mine and rail infrastructure and output were equally limited.
     Fast forward to 2007 and it’s a different story. Close to US$5 billion has now been committed to expansions to port, rail, power and mine assets since 2003. Rio Tinto’s Pilbara iron ore network is world class and competitively placed to capitalise on the continued strong demand for iron ore products internationally.
     Following the completion of the second stage upgrade later this year, the Dampier ports alone will have the capacity to export 140 million tonnes of iron ore – only three million tonnes shy of the entire volume of iron ore exported from all three Rio Tinto ports in the Pilbara in 2005. The second stage has included the installation of a new car dumper, a new screen house, a wharf extension of 144 metres and the replacement of an existing ship loader. Impressive as this expansion has been, the fact that it is being achieved with minimal disruption to so-called “business as usual” (shipping at record levels) is remarkable.
     Further opportunities beckon. The Cape Lambert port has a current annual capacity of 55 million tonnes. A decision on further expanding the annual rated capacity to 80 million tonnes has just been made – allowing a concurrent berthing of four very large bulk carriers, replacement of the original shiploader, an additional reclaimer in the stockyard and improved yard and rail infrastructure. The wharf will be extended 256 metres to accommodate the new configuration.
     One of the berths will have the capability to load the new breed of oversized carriers. The expansion follows the completion of the cyclone-proof tug harbour at Cape Lambert in 2006 –the significance of which was underlined by an unprecedented succession of tropical cyclones that battered the coast over the wet season. The port, unlike Parker Point and East Intercourse Island at Dampier, is more exposed to the open ocean. Combined, the ports should ensure shipments continue apace with rapidly expanding mining operations.
     The expansion of Cape Lambert is the final infrastructure work required to achieve a sustainable 220 million tonnes annual port capacity. Rio Tinto has gone to great lengths to ensure local community concerns on issues such as dust prevention have been addressed.
     Port expansions have allowed Rio Tinto to consolidate its position in the iron ore market. They help the Group satisfy the massive hunger for iron ore from more recent customers in China, as well as traditional consumers such as Korea and Japan, for which the Houn Maru made its first departure 40 years ago.

Iron ore is loaded onto carriers at Cape Lambert,
one of Rio Tinto Iron Ore’s export terminals being
expanded in Western Australia.

8	Rio Tinto 2006 Annual review

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Energy group

The Rio Tinto Energy group’s portfolio comprises thermal coal and coking coal operations, and uranium.
     Its coal interests are in Australia and the US. They supply internationally traded and domestic US and Australian markets.
     The Energy group also includes Rössing Uranium (Rio Tinto: 69 per cent) in Namibia and Energy Resources of Australia (Rio Tinto: 68 per cent), which supply uranium oxide for electricity generation.
     At 31 December 2006, the Energy group accounted for 13 per cent of Group operating assets and, in 2006, contributed 17 per cent of its sales revenue. Underlying earnings were US$711 million, US$22 million lower than in 2005.
     The results benefited from a sustained increase in the price of thermal coal but were adversely affected by a softening in the market for premium coking coal and by supply chain problems in the Hunter Valley in New South Wales which constrained Coal and Allied’s production.
     Throughout the year the emphasis was on producing high margin products and optimising the coal supply chain. However, increases in the cost of basic materials, fuel, explosives and labour were not fully offset by production growth, resulting in a rise in the cost per unit of production across all operations.
     The Energy group is a leading advocate of, and investor in, the sustainable development aspects of the future uses of coal and uranium. It has contributed resources and investment funds to the FutureGen clean coal research project in the US, COAL21 in Australia and to the International Energy Agency’s Clean Coal Centre.

The hunger for energy
Energy is at the heart of social and economic development worldwide.
     If standards of living are to be raised – especially for the billions who live in poverty around the globe – a significant increase will be required in the amount of energy produced over the coming years.
     The International Energy Agency (IEA) estimates that world energy consumption in 2030 could be 60 per cent higher than in 2003. And by mid-century, we could be using two to three times as much energy as we do now.
     IEA executive director Claude Mandil cautions in the latest World Energy Outlook: “If we continue as before, the energy supply to meet the needs of the world economy over the next 25 years is too vulnerable to failure arising from under investment, environmental catastrophe or sudden supply interruption.”
     In terms of viable energy sources for the future, the number of options is limited: renewables, nuclear or fossil fuel.
     The IEA expects that growth in renewable energy sources over the next couple of decades will be large in percentage terms, but from a small base. Nuclear energy, which today provides about 20 per cent of the world’s electricity, will continue to play an important role.
     Fossil fuels will continue to dominate the global energy mix to 2050. The IEA suggests that fossil fuels will account for 83 per cent of the overall energy demand increase between 2004 and 2030.
     All these energy forms will be needed but each presents its own challenges. Nuclear energy involves a complex fuel cycle; it also gives rise to certain social and geopolitical concerns about reactor safety and the management of waste products. But nuclear has one of the lowest operating costs of all energy forms and low carbon emissions, and is well suited to baseload power generation.
     The connection between fossil fuel energy and climate change is gaining widespread recognition. This has been especially evident in Australia and the US, where the political mood is shifting towards the concept of carbon pricing.
     Renewable energy sources still require considerable development to bring costs down to competitive levels. Aesthetic and social concerns surround issues such as the siting of windmills or the building of dams for hydroelectricity. Better understanding of the CO2 implications of hydroelectricity is also needed. And practical solutions must be found to address the intermittent nature of many renewable energy sources.
     Rio Tinto believes the energy challenge can best be met by companies, governments and society working together on all fronts: fossil fuels, nuclear and the so-called “new energy” sources. The goal in each case should be to continually improve the cost–security–cleanliness equation, by fully recognising and addressing the risks involved and benefits achievable.
     We generally support the view expressed in the UK Government’s Stern Review on the economics of climate change, published in October 2006, that action is needed now to promote cleaner energy and improve energy efficiency.
     Technology development will be at the heart of improved energy solutions.
     In the coal sector, for example, Rio Tinto is helping to develop technology for carbon capture and storage in the US and Australia, and increasingly in other parts of the world.
     We are also expanding our interest in uranium, where we believe we can make a significant contribution through the development of better processes for product stewardship. With other uranium producers, we have formed a group to look at the implications of the entire fuel cycle.
     In 2006 we also collaborated in the Australian Uranium Review, which published its report in December. The report endorses an increase in uranium production to meet the world’s growing electricity needs while containing greenhouse gas emissions.
     Another government initiative where we are especially active is the Asia-Pacific Partnership on Clean Development and Climate (AP6), inaugurated in January 2006. The partnership brings together the governments of Australia, China, Japan, India, Republic of South Korea and the US.
     This joint effort aims to realise a shared vision: of emissions management, pollution reduction, clean development and energy security, implemented in ways that support economic development. Rio Tinto participates (either directly or through industry associations) in three of the AP6 public-private Task Forces focused on coal, aluminium and steel, helping to define action plans that will deliver the partnership’s vision.

A dragline and bucket in operation at Rio Tinto
Energy’s Antelope coal mine in Wyoming, US.

Rio Tinto 2006 Annual review	9

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Improving
performance
together
benefits business

Rio Tinto’s Improving performance together (IPT) programme is making impressive progress on the road to business improvement. It reflects our long standing commitment to operational excellence. In that sense, IPT is business as usual.
     This time, the deep tracks of IPT mark a profound and permanent transformation in the way the Group operates, both in its business culture and organisational structure. Through a process of collaboration between business units across the globe, best practice is being identified and multiplied across the Group’s operations. This is being locked in by integrating IPT into the organisational structure.
     An excellent example of IPT methods at work is the collaboration in 2006 to extend the life of heavy vehicle tyres used so widely across the Group. Today, high levels of demand for the big treads make it harder and more costly than ever to replace them. Getting to grips with this, a tyre taskforce and thousands of employees around the Group achieved a 18 per cent increase over 2005 in the life of large truck tyres used in Group mines. New tyre fitments ran at 30 per cent below the 2006 plan.
     With new heavy mobile equipment tyres costing up to US$160,000 each, this translates into savings of more than US$60 million. And it has been done without compromising safety.
     Working with a key supplier, Michelin, the tyre taskforce developed a view of the supply and demand balance for Rio Tinto. A centralised tyre procurement team was created to source used tyres, and a retread programme

Right across the Group, teams are finding innovative ways of extending the life of expensive heavy vehicle tyres.

was started which included building a new facility in Perth, Western Australia.
     A site review process was also developed. With the support of tyre specialists from across the Group, the tyre taskforce visited the biggest tyre using sites for initial reviews and to identify and share leading practices.
     Key issues of heat separation, tread cut and side wall damage were tackled. Surfaces of haul roads were improved, bends in roads reduced and dump design altered to minimise the impact on tyres.
     The review process also covered operator and driver awareness when loading and driving; managing tyre performance through regular checks; heat and weight studies; safe and effective maintenance practices; and risk management.
     Communication campaigns followed at most sites and employees at all levels became involved in protecting tyres. The project continued to grow. Soon business units were sharing specific leading practices and ideas with each other. People responsible for tyre performance used online forums to share tips and techniques. The practice in the US of using chains on loading units to protect front tyres has spread to most Australian sites. In return, Australian sites were able to share information on heat studies they had conducted.
     The tyre taskforce reviewed tyre management practices at 25 sites, and 85 per cent of recommended actions were found to have been implemented. An online tyre forum has had 3,000 hits from 137 members.
     Greg Finch, who manages tyre demand within the Group, sums up what this makes IPT mean in practice: “An important aspect is that people were able to move between sites to facilitate discussion and carry ideas across. We tell everyone to remember that there’s always another mine next door. To talk to peers, break down barriers and share information. It is likely no one will need to develop a leading practice –it will already be out there.”

10	Rio Tinto 2006 Annual review

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Industrial Minerals group

Rio Tinto’s Industrial Minerals group produces borates, talc, industrial salt and titanium dioxide feedstock. It is a global leader in the supply and science of these products. Beginning in 2006, Rio Tinto Borax, Luzenac Talc and Dampier Salt combined their management and systems to form a new organisation, Rio Tinto Minerals. Together with Rio Tinto Iron and Titanium, the two now form the Industrial Minerals product group.
     At 31 December 2006, Industrial Minerals accounted for 13 per cent of the Group’s operating assets and contributed approximately ten per cent of Rio Tinto’s sales revenue in 2006. Its contribution to 2006 underlying earnings was US$243 million, 30 per cent higher than in 2005. Approximately 7,000 people were employed in 2006.
     Rio Tinto Minerals’ earnings were 54 per cent higher, at US$91 million. Despite upward cost pressure caused by cyclones and labour markets in Western Australia, earnings benefited from the absence in 2006 of the 2005 restructuring provision and from modest revenue increases.
     Rio Tinto Iron & Titanium’s earnings, at US$152 million, were 19 per cent higher than in 2005. Good price performance across all products, combined with increased volumes, strict cost control at Richards Bay Minerals and beneficial Canadian tax changes, more than offset increased costs in the Canadian operations and the effect of the strong Canadian dollar.

Reorganising for better results
What do borates, talc and salt have in common? Beyond imparting a wide variety of benefits to hundreds of products we use every day, they are now being extracted, refined and marketed under common management. Rio Tinto Minerals was formed in early 2006 to integrate and optimise three of Rio Tinto’s industrial minerals businesses – Rio Tinto Borax, Luzenac and Dampier Salt.
     Bringing these businesses together under common management helped reverse a steady decline in earnings by reducing complexity and eliminating duplication. Over time, the goal is to enlarge the business – through acquiring assets, prudently expanding capacity against strict investment criteria and leveraging scale and commercial expertise to capture growth in emerging markets.
     At the year end, Rio Tinto Minerals employed 3,000 people working at 50 facilities on five continents to serve more than 2,500 direct customers worldwide. It is distinguished by its geographical spread, market focus and position, long life ore bodies and relative stability through the commodity price cycle. The global operational headquarters have been relocated to Denver and the global commercial headquarters are in Chiswick, London.
     The new Rio Tinto Minerals has streamlined its sales and administrative function, closing three laboratories and three offices. In its operations, it divested less profitable product lines and operational sites, built boric acid capacity, approved new salt capacity and improved its plant efficiency, mine planning and energy use. In the marketplace North America remains the most profitable region for its products. Developing economies such as China, eastern Europe and India hold promise for the future, thanks to their rising living standards and demand for higher quality raw materials.
     Rio Tinto Minerals supplies nearly half the global demand for refined borates from its mine in California, one of the richest deposits on the planet. Borates are naturally occurring mineral salts containing boron and other elements. They are key ingredients in a wide variety of household and commercial products.
     The company’s talc operations originated as a cottage industry in the mid-nineteenth century in the French Pyrenean village of Luzenac. Over the years, the enterprise has flourished to become the world’s leading talc producing group, supplying 25 per cent of global consumption from mines in Austria, Australia, Canada, France, Italy and Spain.
     Talc – hydrated magnesium silicate, the softest mineral on earth – possesses unique properties that enhance performance in countless applications, including paper, paints, putties, roofing materials, plastics, automotive parts, ceramics, and personal care products.
     Rio Tinto Minerals is the world’s largest exporter of solar salt. Its operations, developed in the 1960s and 1970s to meet increasing demand, are located in the north west region of Western Australia, an ideal site for solar salt production owing to the hot dry climate, low rainfall and easy access to shipping facilities on the Indian Ocean. Rio Tinto holds 64.9 per cent equity in its three salt operations.
     Salt produced by Rio Tinto Minerals is mainly used by the chemical industry and in food processing, food products and road de-icing.
Industrial minerals make a difference to our lives and so do the people who produce them. In their first year working together, Rio Tinto Minerals people have achieved:
–	Better safety performance than before the reorganisation, putting Rio Tinto Minerals on track to achieve world class standards.
–	Better profitability, securing price increases across all three product lines.
–	Better return on investment in sustainable development, through partnerships with major customers, creating stronger relationships and improving energy efficiency.
–	Better alignment with markets and customers, through rationalising product lines, building capacity for high value products and broadening institutional knowledge across its foundation businesses.
Rio Tinto Minerals met its targets in a year of profound change and, in the process, built value beyond the bottom line – constructing an efficient business model for managing and operating smaller businesses, and developing critical operations and commercial talent with a greater appetite for risk and flexibility within the Group.

Solar energy: The hot Australian sun evaporates water from the 400 hectares of Rio Tinto Minerals’ crystallising ponds at Lake MacLeod, leaving salt and gypsum.

12	Rio Tinto 2006 Annual review

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Aluminium group

Rio Tinto Aluminium is a wholly owned, integrated aluminium subsidiary with operations in Australia, New Zealand and the United Kingdom. The Comalco name was replaced by Rio Tinto Aluminium in November 2006 to take advantage of Rio Tinto’s global name and reputation.
     At 31 December 2006, the Aluminium group accounted for 17 per cent of Rio Tinto’s operating assets and in 2006 contributed 14 per cent of Group sales revenue. Its 2006 earnings, at US$746 million, were up 90 per cent on 2005, and represented ten per cent of the Group’s underlying earnings. Stronger aluminium prices increased earnings by US$451 million, with the average three months’ aluminium price in 2006 at 116 US cents per pound compared with 86 US cents per pound in 2005.
     Rio Tinto Aluminium has a large, wholly owned bauxite mine on Cape York Peninsula, Queensland, in Australia and refines alumina at Yarwun and at Queensland Alumina (Rio Tinto: 38.6 per cent) in Gladstone, Queensland. Primary aluminium is produced by smelters at Boyne Island near Gladstone (Rio Tinto: 59.4 per cent), Bell Bay in Tasmania, Tiwai Point (Rio Tinto: 79.4 per cent) in New Zealand and Anglesey Aluminium (Rio Tinto: 51 per cent) in Wales. Rio Tinto Aluminium also has a 42.1 per cent interest in the Gladstone Power Station.
     Rio Tinto Aluminium is a major supplier of bauxite, alumina and primary aluminium to world markets. It employs some 4,300 people.

Combating the risks of climate change
Rio Tinto Aluminium is ramping up efforts to manage its global emissions of greenhouse gases (GHGs) by implementing a portfolio of initiatives. Its climate change strategy includes improving energy efficiency at its operations and working with stakeholders to explore innovative solutions to this global issue.
     Making primary aluminium is resource and energy intensive, and mining, refining and smelting operations produce large quantities of GHGs. Most of these are attributable to the smelting process, which is a heavy consumer of electricity. In 2006, Rio Tinto Aluminium produced about 12 million tonnes of carbon dioxide equivalent from its global operations. However, since 1990, dramatic reductions in emissions have been achieved across all the group’s smelting operations. Of particular note, perfluorocarbon emissions have been reduced by a net 86 per cent and by more than 91 per cent per tonne of product.
     “The problem we face, along with all producers, is that we have already made significant reductions in emissions,” says Rio Tinto Aluminium’s climate change manager, Rick Humphries. “So the opportunities for making further cuts in the smelting process are limited - unless there is a breakthrough in the technology. Not only that, because we now produce more aluminium, our total emissions have naturally increased too. But at all our sites we are looking for innovative ways of cutting our emissions of GHGs. Reducing total emissions is the big challenge.”
     One of the most unusual climate change initiatives at Rio Tinto Aluminium is the Minding the Carbon Store project. In 2004, the Queensland State Government in Australia legislated to control the large scale clearing of native vegetation. A company called The Carbon Pool purchased clearing permits from landowners and undertook to protect the resulting uncleared vegetation for 120 years.
     Rio Tinto Aluminium was the first company to buy into the scheme, purchasing up to one million tonnes of verified greenhouse gas abatements. The scheme has won praise from federal and state governments, agricultural associations and environmental organisations.
     “If we can use offsets as one component of an emissions reduction strategy, then we will make a big difference and perhaps set precedents for other minerals and processing industries,” Rick Humphries enthuses.
     Another key focus for Rio Tinto Aluminium is research. Rio Tinto Aluminium Technology, a dedicated technical research and support unit operated within the product group, has been working with university partners to develop a technology called drained cathode cell smelting. One way to cut the energy used to produce aluminium is to reduce the distance between the anode and cathode in the electrolytic cell, thereby lowering the electrical resistance of the electrolyte, which in turn means less energy is used.
     The new technology has the potential to achieve energy savings of ten to 15 per cent of the electricity now used at Rio Tinto Aluminium’s smelters. A demonstration project of drained cathode cell technology is under way at the Bell Bay smelter in Tasmania.
     Another important aspect of Rio Tinto Aluminium’s climate change strategy involves working in partnership with key stakeholders. Over the last year, Rio Tinto Aluminium has collaborated with The Great Barrier Reef Foundation on the Future Reef partnership. The partnership, through The University of Queensland, is conducting the world’s first study of the effect of ocean acidification on Queensland’s Great Barrier Reef. As part of this four year partnership, more than 100 Rio Tinto employees will travel to the Heron Island research station located off Gladstone, Queensland, to help collect and analyse data.
     Another partnership is with the Energy Efficiency Conservation Authority and the Te Runaka o Awarua Charitable Trust in New Zealand. The project, called Bluff Healthy Homes, involves retrofitting homes with energy efficient products in the town of Bluff near the Rio Tinto Aluminium managed New Zealand Aluminium Smelters in Southland.
     Rick Humphries says that implementation of Rio Tinto Aluminium’s strategy to combat emissions is progressing well but that more work needs to be done: “We know what our carbon footprint is and are focused on implementing long term measures to achieve significant cuts. We still have some way to go but we have established ourselves as a serious player in one of the most important global issues facing society today.”

An excavator digs bauxite, abundant in the earth’s
surface at Rio Tinto Aluminium’s mine at Weipa in
Queensland, Australia.

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Increasing
demand stretches
the supply chain

Along with strong demand for metals and minerals have come constraints and disruptions in the supply of the equipment, spares and construction materials that are the lifeblood of an operating mine.
     Until now, the effectiveness of Rio Tinto’s procurement process, the foundations for which were laid a decade ago, has shielded the Group’s operations from the worst effects of current shortages and cost increases.
     Today, however, with industry wide mine production expanding as fast as it can to meet increased demand, the competition for scarce resources in every sector of the industry is becoming more fierce. The boom has caused a market shortage of basic mining inputs such as tyres and explosives. There are shortages, too, of cement, ore cars and steel, and in addition longer lead times are required to get large mining equipment and spares.
     Orders for new heavy mobile equipment have doubled since 2000, despite prices escalating rapidly. The market for off road tyres is extremely tight – and no capacity has been added to the industry for more than three years.
     Yet Rio Tinto has maintained production in spite of tyre and other shortages. The Group is in a strong position for tyres and will have enough to meet forecast needs. This is due to good supplier relationships built up over the years and the Group’s successful Improving performance together programme.
     In 1998 the Group moved from purchasing by individual business units towards a combined approach that leveraged spending and volume to secure favourable terms for large Group contracts. In 2001 a new phase began with the deployment of electronic technologies. Today there is a fully integrated global procurement function that provides Rio Tinto with a competitive advantage at a time of rising prices.
     Trade with China is becoming a two way street. China is not just a customer, it is also becoming a key supplier. Rio Tinto is sourcing an increasing volume of fabricated and manufactured products and raw materials from China, including rail cars and tugboats for Rio Tinto Iron Ore’s ports and transport system.

Rio Tinto Minerals’ Dampier Salt operation in Western Australia (main picture) is just one of the companies across the Group that benefits from Rio Tinto’s fully integrated approach to the procurement of goods and services.

14	Rio Tinto 2006 Annual review

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Procurement strategy

keeps us on the move

RIO
TINTO
KENWORTH
62

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Copper group

Rio Tinto’s Copper group comprises Kennecott Utah Copper (KUC) in the US and interests in the copper mines of Escondida in Chile, Grasberg in Indonesia, Northparkes in Australia, Palabora in South Africa, and the Resolution Copper project in the US. It has management responsibility for Kennecott Minerals Company in the US. The group also produces gold and molybdenum as significant coproducts.
     In 2006, the group acquired the La Granja project in Peru and took ownership interests in Ivanhoe Mines and Northern Dynasty Minerals, which have the Oyu Tolgoi deposit in Mongolia and the Pebble deposit in the US, respectively.
     The Copper group’s contribution to earnings was US$3,562 million, 76 per cent higher than in 2005. At 31 December 2006, it accounted for 16 per cent of Rio Tinto’s operating assets and, in 2006, contributed approximately 28 per cent of its sales revenue, of which 74 per cent was from copper, 13 per cent from molybdenum and the remainder mostly from gold. It accounted for 49 per cent of Rio Tinto’s underlying earnings in 2006. Driving the improved result were stronger copper prices, which were on average 84 per cent higher than in 2005.
     KUC’s contribution to earnings was US$1,804 million compared with US$1,037 million in 2005. Rio Tinto’s share of earnings from Escondida increased by US$648 million to US$1,250 million. The earnings contribution from the Grasberg joint venture decreased by US$110million to US$122 million. Northparkes contributed US$229 million, benefiting from higher prices, better grades, increased throughput and improved recoveries. Palabora recorded a profit of US$52 million in 2006, due to the improved performance of its underground production.
     The group’s production of copper was up two per cent on 2005.

Staying strong in copper
A raft of major investments made in 2006 will ensure that Rio Tinto remains a leading long term supplier of copper. Significantly, the Group now has interests in four world class undeveloped copper deposits.
     Interests were acquired in La Granja in Peru, which is undergoing a US$95 million prefeasibility study, Oyu Tolgoi (Turquoise Hill), the largest undeveloped copper-gold deposit in the world, and the Pebble project in Alaska, a large body of mineralisation whose size estimates continue to increase. These projects join Resolution Copper in the US to form a robust long term development portfolio.
     Copper has benefited more than most non ferrous metals from the acceleration in world economic growth. Record prices are an indication of the strength in metals and minerals demand in the US and Asia. China has been prominent but markets in Japan and elsewhere have also strengthened.
     In 2006, the Copper group accounted for 49 per cent of Rio Tinto’s underlying earnings. So, taking the past decade as a guide, these are truly exceptional times for the copper sector. But while the long term requirement for copper remains positive, high quality, long life mineral resources, the basis of good financial returns, are relatively scarce. Moreover, large new discoveries are becoming harder to find and also to mine. Harder because the orebodies are deeper, their metallurgy is more complex with lower grades of ore, and they occur in more difficult operating environments.
     The Copper group has responded vigorously to this challenge by funnelling an impressive list of projects into its pipeline. In Mongolia, Rio Tinto has bought into Oyu Tolgoi, a copper-gold complex in the South Gobi region. First production from the mine, using an open pit operation, is planned for the end of the decade and will be followed several years later by an underground mine, subject to the timely completion of a long term investment agreement with the Mongolian government. The discovery is conveniently situated only 80 kilometres from the border with China, a country whose hunger for copper has led the current surge in demand.
     Rio Tinto’s interest in Oyu Tolgoi was acquired by taking a 9.95 per cent stake in the Canadian company Ivanhoe Mines. This holding will rise to 19.9 per cent upon the completion of a long term investment agreement with the Mongolian government. The Group has an option to increase its stake in due course to 33.35 per cent, and potentially take it up to 40 per cent via open market transactions.
     Evaluation is progressing at La Granja (Rio Tinto: 100 per cent) in Peru. Instead of looking at La Granja as a conventional milling operation producing concentrates for export, the prefeasibility study is seeking to demonstrate recovery of copper metal using sulphide bioleaching with the aid of bacteria, followed by electrowinning. First production is at least seven years away.
     Pebble in Alaska is another long term project still in its early stages. Initial evaluations suggest the copper deposit may be even more promising than was originally thought. In February 2007 Rio Tinto increased its interest in Northern Dynasty Minerals, which owns Pebble, to 19.8 per cent.
     At Resolution (Rio Tinto: 55 per cent) in Arizona, preliminary shaft sinking will begin soon. However, significant expenditure will not take place until Congress approves the land exchange needed to give full access to, and allow industrial development of, the land above the potential mine. The deposit lies two kilometres below the surface. Much work remains to be done to obtain a thorough understanding of its configuration in order to decide how best to develop it and also to carry out the relevant environmental impact assessments. Resolution is not expected to go into production before 2015 – an indication of the long lead times for challenging projects.
     The Copper group’s long term development plans are not just confined to its principal product. Rio Tinto has a number of nickel development opportunities which are currently being evaluated. Demand for the metal is forecast to continue growing by four per cent a year until at least the end of the decade and the market offers favourable economic returns. At the small, high grade Eagle nickel deposit (Rio Tinto: 100 per cent) in Michigan in the US, feasibility studies have been undertaken and a decision on developing the deposit is expected in 2007.
     As well as all these major new mining ventures, a number of other projects at existing mining operations are either under way or in preparation. Prominent among these is a study to extend copper and molybdenum operations at Bingham Canyon in Utah through either a further pushback of the open pit or a transition to underground mining. At Northparkes in Australia, a US$160 million block cave mining project has been approved that will extend the mine’s life until 2016.
     By developing large new projects on a broad base of operations which are performing well today, the future production profile of the Copper group looks assured for years to come.

Rio Tinto’s Bingham Canyon mine near Salt Lake
City, Utah, in the US, produces copper,
molybdenum and gold.

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Diamonds group

The Diamonds group comprises the Diavik Diamonds (Rio Tinto: 60 per cent) mine in Canada, the wholly owned Argyle mine in Australia, the Murowa (Rio Tinto: 78 per cent) mine in Zimbabwe, which started production in 2004, and diamond sales and representative offices in Belgium and India.
     At 31 December 2006, Diamonds accounted for five per cent of the Group’s operating assets and, in 2006, made up three per cent of Rio Tinto’s sales revenue. Diamonds contributed US$205 million to the Group’s underlying earnings, a decrease of US$76 million from 2005. Earnings came under pressure because of poor conditions in the diamond markets, which resulted in sales being lower than planned. Diamond stocks were consequently higher at the year end than at the end of 2005.
     Conditions in the diamond markets deteriorated during 2006 as a result of financing issues, a temporary oversupply of rough diamonds and a widening disconnect between rough and polished diamond prices. Problems in the rough and polished markets were exacerbated when severe flooding in India during August dramatically reduced manufacturing capacity.
     In addition, increases in precious metals prices during the year saw demand for the smaller, cheaper categories of polished gems decrease. The poor conditions during the year put pressure on rough diamond prices and the major producers, including Rio Tinto, were forced to revise their prices.
     Rio Tinto sells its diamonds through its marketing arm, Rio Tinto Diamonds, according to a strict chain of custody process, to ensure suppliers, partners and customers operate to acceptable standards of social and environmental responsibility.

Diavik goes underground
It’s as rare and unique as the gems it produces – a diamond mine under a lake, and now going underground.
     Situated in a remote part of Canada’s Northwest Territories, only 200 kilometres from the Arctic Circle, the Diavik diamond mine (Rio Tinto: 60 per cent) started production in January 2003. In 2006, total output amounted to nearly ten million carats.
     Diavik is notable for the high quality of its sparkling white diamonds and the fact that its diamond bearing kimberlite pipes lie under the icy waters of a lake. This geological inconvenience meant that before Rio Tinto could begin mining, it first had to construct large water tight dykes out into Lac de Gras and pump out the water, capturing and releasing the fish as it did so. Only then could open pit mining get under way in the lake bed, safely behind the barriers holding back the water.
     Today, open pit operations have been completed at the A154 North pipe while surface mining continues at A154 South. The dyke wall at the adjacent A418 pipe has recently been completed in preparation for open pit mining to begin there. A fourth kimberlite pipe (A21) is now being studied to evaluate its potential for both open pit and underground mining. But the dyke walls impose a limit on the ultimate size of the pits: as the depth of each pit increases, so too does its width. Extending the dykes further into the lake would not be an economic proposition, so if diamond production is to continue at Diavik in the long term, the only solution will be to convert from open pit to underground mining.
     To this end, Rio Tinto has over the past two years been conducting extensive feasibility studies of various underground mining options. These studies are due to finish in mid-2007. Two exploratory declines have been excavated. The first is allowing an investigation of underground mining at the A154 (North and South) and A418 pipes.
     The aim is to develop a comprehensive resource model and gain a good understanding of the ground conditions and thereby establish what ground support will be needed for the spiral tunnel that will circle downwards round the carrot shaped kimberlite pipes. The second decline is being used to withdraw bulk samples of the A21 pipe, located some three kilometres to the south of the other three pipes, to assess its potential both for open pit and eventually underground mining.
     Some US$200 million has so far been committed to the project. This covers the cost of the mining and other equipment brought in via the so-called “ice road” from Yellowknife (open only during a brief winter weather window when the lake ice can support heavy vehicles) and also for the contractors to carry out the development. A decision will be taken towards the middle of 2007 on whether to invest a further US$200 million to complete all the work necessary to convert Diavik to underground mining and whether to build a dyke to allow open pit mining of the A21 pipe.
     One of the underground options currently being evaluated is to use roadheaders, a mining machine. Costing US$5 million each, these bulldozer type vehicles have a large revolving drum mounted on an arm at the front. Embedded in the drum are tungsten carbide teeth which cut into the diamond bearing kimberlite. Roadheaders are used quite commonly in the coal business and are well suited to the soft rock conditions found, for example, in the A418 pipe. Tests are under way to determine whether using them allows faster development than the more conventional drill and blast method.
     If underground mining is given the full go ahead in mid 2007, underground production will not start in earnest until early 2009. Diavik’s production profile will then become progressively more complicated. There will, in due course, be three open pits – though not all will be mined at the same time – and four underground mining areas operating. The last open pit operation is scheduled to be phased out in 2016.
     All this will demand careful planning and the meticulous coordination of operations. Furthermore, each ore source has its own characteristics, so a good understanding of the geotechnical parameters of the ore pipes is important, as is feeding the right blend to the processing plant.
     Ore from the A154 South pipe, for example, is relatively hard and needs to be blended with softer ore from the other pipes in order to allow the processing plant to operate at its planned capacity of 2.3 million tonnes a year.

Uncut gems of varying colour, including
pinks, from the Argyle diamond mine in
Western Australia.

Rio Tinto 2006 Annual review	17

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Actively raising standards

across all operations

324

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The goal
is safety for all

A convoy of exploration vehicles going to a diamond exploration site in India was stopped by police. They were responding to reports from villagers that the occupants of the cars and trucks were being held against their will. The occupants were in fact merely wearing shoulder restraint seatbelts.
     So while wearing seatbelts may be a critical everyday safety standard at Rio Tinto, in some places it is an unknown practice.
     Rio Tinto sets high standards for safety. There are no exceptions, wherever it operates. Moreover, everyone is involved. There are regular audits by experts from other Group businesses or external agencies, and “stretch” targets for improvement are set at the start of a project, based on background factors such as similar projects elsewhere in the Group or the results that local contractors have achieved previously in the area.
     This was true for Rio Tinto’s ilmenite project, which started construction in 2006 in Madagascar, a country lacking development, infrastructure and precedents for industrial safety. Rio Tinto’s commitment to Madagascar is to buy local supplies, employ local labour, spread opportunities, provide skills training and develop the infrastructure. All of this has to be achieved while still introducing and adhering to world class safety standards.
     Employees are sourced from local communities. Project managers then select and grade candidates for employment based on their abilities, and ensure their medical fitness and capability to work. New employees are introduced to personal protective equipment and are instructed how to use it. Key messages about the need for self discipline in the workplace, the importance of following instructions and working as part of a team are impressed upon them, as is Rio Tinto’s policy of zero tolerance of drugs or alcohol in the workplace.

Supervisor training includes embedding leadership skills and responsibility, risk assessments and the right to refuse to do a task if it is seen as not safe. “Safety is the best way to maximise an employee’s contribution through improved communication and mutual understanding,” says Chris Beaumont, general manager of construction.
     Borrowing a practice successfully used at Richards Bay Minerals in South Africa, another ilmenite producer in the Group, safety is reinforced by means of industrial theatre. Performers enact simple messages in the employees’ own language, using local humour to get the safety messages across.
     Management, for its part, “walks the talk”, getting out in the workplace, talking to people, recognising and rewarding safe behaviour, and discussing and correcting unsafe practices.
     Contractors on the construction site have shown themselves to be eager to participate in cultivating safe practices. They see the advantages and are willing to change the way safety is handled in their own organisation, setting new standards as an example to others.
     Andrew Mackenzie, chief executive Industrial Minerals, who also has a safety role on the executive committee, says industry needs to believe that people can work in an injury free environment regardless of the task or location and to convince society of this. “Safety is Rio Tinto’s highest value”, he says. “It builds teams that compete and win in business. It is a pathway to better health. And demonstrating its benefits to the outside world is one of the privileges of working with a large international company.
     “Pockets of safety excellence are created, and these then spread and join up – first employees, then contractors, then society at large. We cannot be safe without making the world safe,” he says.
     Chris Beaumont adds that to achieve zero injuries in the workplace “we need to have a greater influence on society. In Madagascar, for example, we are working with local police, demonstrating training and equipment, and are going to schools to provide information sessions on safety.”

Rio Tinto sets high safety standards for all its employees and contractors: wearing protective equipment (main picture) and (left to right) a safety harness in use, training for emergencies, and observing road safety standards at QMM in Madagascar.

Rio Tinto 2006 Annual review	19

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Operational and Technical Excellence

The Operational and Technical Excellence (OTX) group, which includes Health, Safety and Environment, provides a central platform to support Rio Tinto’s operations, future growth and profitability. It provides a world class technology based service to the product groups and their businesses and advises executive management.
     Through the Health, Safety and Environment unit, assurance is provided to the board with regard to the development and implementation of Rio Tinto’s Safety, Occupational Health and Environment policies and standards.
     All units in OTX identify, share and implement leading practice across Rio Tinto. Collaboration in knowledge capture and dissemination is a key requirement for all staff.
     Throughout 2006, OTX staff were a core part of the Improving performance together programme, driving the implementation of a number of initiatives to create value for the Group through a combination of capital efficiency, higher volumes, higher revenues and improved productivity.
     The OTX group’s charge against net earnings was US$50 million, compared with US$41 million in 2005. The increase was due to the greater level of activity in all OTX units.
     The total staff in OTX at year end was 368 compared with 343 in 2005.

New name, new role
Since we reported last year, Rio Tinto’s Technology group has been recast as a new organisation with a new name. Its re-launching as Operational and Technical Excellence (OTX) reflects new imperatives in the industry and a changing role for the group within Rio Tinto. Like the old Technology group, OTX is the repository for much of Rio Tinto’s technical capability. There are differences, however, in the way it will in future add value to the business.
     As well as providing technical consultancy, OTX will work closely with the rest of the Rio Tinto Group to turn its own advice into measurable, bottom line value. According to OTX’s new global head, Grant Thorne, the new organisation will ensure better business as well as better technology. “Our aspiration,” he says, “is for business units and product groups to regard OTX as an effective partner in delivering value.”
     In this respect, OTX’s mission converges with that of Improving performance together (IPT), the business improvement programme launched in 2004 to get the different parts of Rio Tinto working more closely together and to standardise successful business practices across the Group. By improving Rio Tinto’s operational performance, IPT is already producing tangible financial benefits and should deliver very large value enhancements in the future.
     On 1 January 2007, the IPT programme was transferred to OTX, which has now taken responsibility for pushing the process further. To this end, OTX has been structured in such a way that its Centres of Excellence correspond to the various IPT task forces. Grant Thorne adds: “IPT has achieved a lot in the last 12 months and our goals for the coming year are no less ambitious. Although OTX will be doing many other things as well, our near term priority is to keep delivering value from the IPT programme and embedding its principles across the Group.”
     Looking further ahead, he draws a distinction between creating value here and now and a fundamental set of changes that will keep Rio Tinto competitive in the longer term. “We’re talking about transformation,” he continues. “It’s not just about incremental improvements to what we’re already doing: it’s about taking a lead in the industry and making sure we have the best mining and processing technology available. We seek to anticipate operational needs in our technology development.
     “We can reasonably foresee the increased complexity of the technical challenges; the time to start innovation for the delivery of a competitive new technology is now – not once a new mineral deposit is at hand.” There are clear reasons why this is becoming more important. The orebodies that Rio Tinto will be mining in the future are likely to be harder to reach and more complex in their mineralogy. At the same time, the industry faces social and political pressures to use less energy and water and to leave a smaller environmental footprint both during and after mining –not just in established locations but in newer territories too.
     These trends suggest new approaches to mining in the future. The large scale surface operations of the past will need to give way to underground techniques, such as block caving, that use less energy and create less disturbance at ground level. New hydro-metallurgical techniques may make it possible to extract minerals from the ore in situ without bringing huge amounts of rock to the surface – again saving energy. And given that most mining takes place in remote parts of the world, where it’s hard to recruit or locate the necessary staff expertise, tomorrow’s mines may need to rely more on remote monitoring and control – possibly even from thousands of kilometres away.
     In all these areas it is important that Rio Tinto enhances its skills and develops new ones, in order to remain competitive in the decades ahead.
     In the face of these challenges, OTX itself is likely to change in the coming years. While continuing to employ the best engineers and scientists, it will also need business analysts and change management professionals, who can work with Rio Tinto’s business units to turn engineering and scientific solutions into better financial performance. It also needs to ensure that the radical, longer term changes required in the next quarter century receive proper attention alongside the opportunities for improvement in the near term.
     “However OTX develops,” adds Grant Thorne, “its work will be characterised by the same clear principles – the disciplined setting of measures, monitoring the changes to Rio Tinto’s performance and translating those changes into real, bottom line value.”

From the simple to the complex, the way Rio Tinto
applies and develops new technology is vital to its
future success. John Harvey, control systems
officer at the Cape Lambert iron ore export
terminal in Western Australia.

20	Rio Tinto 2006 Annual review

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Exploration

Expenditure on exploration in 2006 was US$345 million, an increase of US$81 million over 2005, reflecting an increase in contractor costs, the high quality of projects in the Exploration pipeline and the acceleration of evaluation on significant projects.
     Exploration in 2006 focused on advancing the most promising targets across the spectrum of grassroots and near mine programmes. Encouraging results were obtained from a number of locations.
     The Exploration group is organised into five geographically-based teams in North America, South America, Australasia, Asia and Africa/Europe and a sixth project generation team that searches the world for new opportunities and provides specialised geological, geophysical and commercial expertise to the regional teams. The Asia team was formed in 2006, reflecting a significant expansion of exploration effort in Russia, Mongolia and the FSU. Industrial minerals exploration, previously a separate team, has been integrated into the regional teams and project generation.
     At the end of 2006, Rio Tinto was exploring in over 35 countries for a broad range of commodities including copper, diamonds, nickel, industrial minerals, bauxite, uranium, iron ore and coal.
     Exploration employs about 180 geoscientists around the world and has a total complement of approximately 900 people.

Options for the future
Rio Tinto Exploration’s mandate is to increase the value of Rio Tinto by expanding the Group’s resource base and cash flow potential. For a corporation of Rio Tinto’s size, this would appear to be a daunting proposition, particularly at a time of very strong production growth and a high level of competition.
     Exploration’s strategy for success has stood the test of time and has outperformed alternative major company approaches. It has four basic elements.
     First, we focus on discovering or acquiring only the largest and highest value mineral deposits that the natural world has to offer. These are resources that can be mined profitably at all parts of the price cycle and that can therefore deliver sustainable competitive advantage to the Group.
     Second, we maintain a rigorous focus on target objectives by operating the majority of our exploration programmes ourselves rather than outsourcing the programmes to others. At the same time, we readily partner with smaller exploration companies to secure singular opportunities, local knowledge or unique operational skills that we do not possess in-house.
     Third, Exploration operates as regionally based multi commodity teams rather than as a number of centrally located global commodity groups. This gives us local presence and a sound understanding of our operating environment. At the same time, we prioritise our programmes globally so that only the best opportunities are pursued.
     And finally, we play to our competitive strengths rather than attempt to compete across the board. Reduced competitor effectiveness clearly increases our chance of success. But what are our competitive strengths?
     We have world leading skills in bulk commodity, industrial mineral and diamond exploration. For example, although finding diamond deposits is one of the most challenging tasks in the industry, the Diamonds group was built through three discoveries made by Exploration, the most recent of which was the Murowa mine in Zimbabwe. The current order of magnitude study at the Bunder prospect in India may lead eventually to a fourth Exploration diamond discovery.
     Our ability to operate effectively in highly prospective emerging jurisdictions affords us early mover advantage. Discoveries such as the Simandou iron ore deposit in Guinea came through just this type of frontier exploration. Our long term view allows us to advance our work within complex cultural and regulatory environments where smaller companies may not persist. And a corporate reputation built up over many decades makes us a preferred partner for host governments and local communities.
     Commercial skills, coupled with a reputation for excellent project management and block cave mining expertise, have given us entry to major copper projects at Resolution in Arizona, Pebble in Alaska and most recently Oyu Tolgoi in Mongolia. Thanks to our reputation as a partner, the RioNor joint venture with Norilsk Nickel has positioned us for future discoveries in southern and eastern Russia.
     Another area where we hold a major competitive advantage is in brownfield exploration. Local geological knowledge accumulated over many years of work allows us to identify new resources in exploration environments as mature as the Hamersley Basin in Western Australia. Such resources are highly valuable given their proximity to existing mines.
     Exploration has an excellent track record and is credited with ten major discoveries over the past 15 years, most of which are now operating mines or projects that are undergoing evaluation within product groups. A rich portfolio of current opportunities suggests that this performance will continue.

Ashish Vaidya, a Rio Tinto geologist, examines
a drill core sample taken from a diamond
exploration site in Bundelkhand, India.

Rio Tinto 2006 Annual review	21

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Sustainable development

Rio Tinto is a long term, capital intensive business with mining assets lasting typically 30 years or more, often in remote locations. This means we need economic and social stability so that we can deliver economic returns to our host governments, local communities and our shareholders. We therefore have committed ourselves to the principles of sustainable development. This facilitates access to new opportunities, improves business performance, and inspires our own people, who fully share this commitment.
     Results for 2006 show that nearly all of our performance measures are going in the right direction. Broadly speaking we are on target or better in environmental performance, including reductions in energy, greenhouse gas emissions and freshwater use. In safety, we continued to reduce the lost time injury frequency rate and all injury frequency rate. Unfortunately our 2006 safety record was marred by three fatalities at Rio Tinto managed operations.
     We have assessed the current status of sustainable development practice in the Group and have set ourselves the objective of being a sector leader in our contribution. Our revised strategy defines what we need to focus on to get there –for example by developing a culture among employees that mirrors our preoccupation with safety. We are developing key performance indicators, improving communications channels and determining the role of sustainable development in supply chain management, risk management and long term planning. Training and awareness raising tools were introduced across all businesses in 2006.
     Through initiatives such as this, we are charting a way forward that will make sustainable development an increasing source of distinction and competitive advantage.

Meeting the environmental challenge
Rio Tinto’s approach to society issues and the environment continues to be driven by the overarching business strategy of the Group: maximising opportunities, managing risks.
     The framework we use to improve environmental performance provides a coherent way of assessing and addressing risks to the business.
     It brings together Group policies, mandatory standards and strategies to tackle key risks using work plans, public targets and metrics. The results achieved are communicated internally and externally and are used to guide further strategic and operational developments.
     An effective response to challenges such as biodiversity, climate change and water use is at the heart of sustainable business success. These challenges carry their own financial components and implications.
     Moreover, society expects business to contribute to solutions to these challenges. Conversely, any business ignoring such expectations is only adding to the challenges it will have to face in the future.
     For Rio Tinto, contributing to solutions is not about rhetoric; it is about results and performance. By setting public targets and reporting against them, we seek to demonstrate a genuine commitment to engage with and benefit society and the environment.
     However, measuring success is not always easy, especially in areas such as biodiversity.
     To find ways of understanding and measuring the net positive or net negative impact of business activities on biodiversity, we are working with external groups and academic scientists.
     This is a long term commitment, as it can take years to assess biodiversity impacts, to identify the actions that lead to success, and to define the lessons from those actions that can be applied elsewhere.
     In relation to climate change, we are working at three levels: with governments and stakeholders, to develop more beneficial policies and practices; with technologies and processes to reduce emissions from our own operations; and with our customers, to encourage and enable the more efficient use of our products in the value chain.
     This work is essential in a world that needs increasing volumes of our products – both to maintain standards of living in developed nations and to lift millions out of poverty in emerging economies.
     Our efforts resonate with the main conclusions of the UK Government’s Stern Review on the economics of climate change, namely that action is needed now; that economic growth and reductions in greenhouse gas emissions are both essential; and that a range of policies and approaches will be needed to achieve these.
     Coal presents a particularly good example of the risks that accompany opportunity, and of the range of solutions required. Nations such as China, the US or Australia can increase their energy security significantly by tapping more fully into their massive indigenous resources. The challenge is to ensure that an increase in energy security does not cost the local and global environment too much by increasing CO2 and other emissions above acceptable limits.
     Our own operations – including the electricity we buy – emit 28.3 million tonnes of CO2 each year, while CO2 emissions from coal mined by Rio Tinto and burned by our customers around the world are about 350 million tonnes each year.
     So Rio Tinto is developing technical solutions in collaboration with other companies, scientists and governments to deliver “cleaner coal” through increased operating efficiency in our own businesses and in those of our customers.
     Water, like energy, is a primary asset for global survival and development. In 2006, Rio Tinto continued the implementation of its strategic approach to water management at all Group mining and processing sites. Our goal is to ensure that the business risks related to water are understood and that water is more efficiently managed and valued as a vital business and community asset. In this connection, Rio Tinto was invited by the Australian government to co-chair a task force of industry and government representatives to develop a strategic framework for water management. At the official launch of the framework, industry’s leadership in promoting a strategic approach to water management was recognised.
     This work should encourage better water management by industry, and help to position Rio Tinto as a responsible water user.

Children at the village school at La Iraca, near the
La Granja copper project in northern Peru, have
benefited from equipment and a school lunch
programme provided by the project.

22	Rio Tinto 2006 Annual review

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Financial information by business unit

	Rio Tinto				Gross					Capital
			Net earnings (a	)	sales revenue (b		)	Operating assets (c	)	expenditure (d		)

	interest		2006	2005	2006	2005		2006	2005	2006	2005
	%		US$m	US$m	US$m	US$m		US$m	US$m	US$m	US$m

Iron Ore
Hamersley Iron (including HIsmelt®)	100.0		1,660	1,219	4,416	3,387		4,321	2,555	1,696	935
Robe River	53.0		461	362	1,379	1,113		1,593	1,487	104	160
Iron Ore Company of Canada	58.7		145	148	1,051	954		651	451	151	98
Rio Tinto Brasil	100.0		13	(7)	92	43		97	81	18	36

			2,279	1,722	6,938	5,497		6,662	4,574	1,969	1,229

Energy
Rio Tinto Energy America	100.0		177	135	1,428	1,197		1,097	908	262	204
Rio Tinto Coal Australia	(e	)	490	572	2,344	2,302		1,397	1,147	251	171
Rössing	68.6		27	2	229	163		68	66	38	3
Energy Resources of Australia	68.4		17	24	239	205		201	180	31	34

			711	733	4,240	3,867		2,763	2,301	582	412

Industrial Minerals			243	187	2,623	2,487		2,682	2,311	360	235

Aluminium	(f	)	746	392	3,493	2,744		3,607	3,361	236	242

Copper
Kennecott Utah Copper	100.0		1,804	1,037	2,829	2,141		1,789	1,144	295	164
Escondida	30.0		1,250	602	2,575	1,239		792	812	155	229
Grasberg joint venture	(g	)	122	232	373	657		412	321	45	45
Palabora	57.7		52	19	588	371		104	226	18	17
Kennecott Minerals	100.0		105	73	277	256		198	129	111	34
Northparkes	80.0		229	57	437	175		89	152	16	12

			3,562	2,020	7,079	4,839		3,384	2,784	640	501

Diamonds
Argyle	100.0		64	117	345	572		405	523	120	77
Diavik	60.0		131	143	460	460		639	548	105	121
Murowa	77.8		10	21	33	44		12	14	4	5

			205	281	838	1,076		1,056	1,085	229	203

Other operations			33	40	229	232		551	167	48	31

			7,779	5,375	25,440	20,742		20,705	16,583	4,064	2,853

Other items			(261)	(202)				(152)	(304)	169	41
Exploration and evaluation			(163)	(174)				116	(18)	5	4
Net interest			(17)	(44)
Less: equity accounted units										(322)	(382)

Underlying earnings			7,338	4,955
Items excluded from Underlying earnings			100	260

			7,438	5,215	25,440	20,742		20,669	16,261	3,916	2,516

Less: net debt								(2,437)	(1,313)

Rio Tinto shareholders’ equity								18,232	14,948

(a)	Net earnings represent profit after tax for the year attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before finance items but after the amortisation of the discount related to provisions. Earnings attributable to equity accounted units include interest charges and amortisation of discount. Earnings attributed to business units exclude amounts that are excluded in arriving at Underlying earnings.
(b)	Gross sales revenue includes 100 per cent of subsidiaries’ sales revenue and the Group’s share of the sales revenue of equity accounted units.
(c)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders’ interests which are calculated by reference to the net assets of the relevant companies (ie net of such companies’ debt). For equity accounted units, Rio Tinto’s net investment is shown.
(d)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment and intangible assets other than exploration. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of equity accounted units. Amounts relating to equity accounted units not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group.
(e)	Includes Rio Tinto’s 75.7 per cent interest in Coal & Allied, which is managed by Rio Tinto Coal Australia, a 100 per cent subsidiary of Rio Tinto.
(f)	Includes Rio Tinto’s interests in Anglesey Aluminium (51 per cent) and Rio Tinto Aluminium (100 per cent).
(g)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.
(h)	Business units have been classified according to the Group’s management structure. Generally this structure has regard to the primary product of each business unit but there are exceptions. For example, the Copper group includes certain gold operations.

Rio Tinto 2006 Annual review	23

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Summary financial statements

These summary financial statements have been extracted from the full financial statements, which have been reported on by the auditors, and which will be filed with the United Kingdom Registrar of Companies and the Australian Securities and Investments Commission. The auditors’ report on the full financial statements is unqualified and does not contain a statement under either S237(2) or S237(3) of the UK

Companies Act 1985. The summary financial statements do not contain sufficient information to allow as full an understanding of the results and affairs of the Group and parent companies as is provided in the full financial statements. Copies of the 2006 Annual report and financial statements, which include the full financial statements, may be obtained from the addresses shown on page 60.

Summary income statement Years ended 31 December

	2006	2005
	US$m	US$m

Gross sales revenue (including share of equity accounted units) (a)	25,440	20,742

Consolidated sales revenue	22,465	19,033
Net operating costs (excluding impairment reversals less charges)	(13,892)	(12,436)
Impairment reversals less charges	396	3
Profits less losses on disposal of interests in businesses	5	322

Operating profit	8,974	6,922
Share of profit after tax of equity accounted units	1,378	776

Profit before finance items and taxation	10,352	7,698

Finance items
Exchange gains/(losses) on external net debt and intragroup balances	46	(128)
Gains/(losses) on currency and interest rate derivatives not qualifying for hedge accounting	35	(51)
Interest receivable and similar income	106	82
Interest payable and similar charges	(160)	(173)
Amortisation of discount related to provisions	(139)	(116)

	(112)	(386)

Profit before taxation	10,240	7,312

Taxation	(2,373)	(1,814)

Profit for the year	7,867	5,498

– attributable to outside equity shareholders	429	283
– attributable to equity shareholders of Rio Tinto (Net earnings)	7,438	5,215

Basic earnings per ordinary share	557.8c	382.3c
Diluted earnings per ordinary share	555.6c	381.1c

For the purposes of calculating basic earnings per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the year was 1333.4 million, being the average number of Rio Tinto plc shares outstanding

(1,047.7 million) plus the average number of Rio Tinto Limited shares outstanding not held by Rio Tinto plc (285.7 million).

Dividends paid during the year (US$m)		2,573	1,141
Dividends per share: paid during the year
–	ordinary dividends	81.5c	83.5c
–	special dividend	110.0c	–
Dividends per share: declared in the announcement of the results for the year
–	ordinary dividend	64.0c	41.5c
–	special dividend	–	110.0c

(a)	Gross sales revenue includes the sales revenue of equity accounted units of
US$2,975 million (2005: US$1,709 million) in addition to Consolidated sales revenue, which relates only to subsidiary companies.

24	Rio Tinto 2006 Annual review

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Summary balance sheet At 31 December

	2006	2005
	US$m	US$m

Non current assets
Goodwill	841	1,020
Intangible assets	384	220
Property, plant and equipment	22,207	17,620
Investments in equity accounted units	2,235	1,829
Loans to equity accounted units	136	159
Inventories	99	141
Trade and other receivables	983	703
Deferred tax assets	225	55
Tax recoverable	135	122
Other financial assets	374	453

	27,619	22,322

Current assets
Inventories	2,540	2,048
Trade and other receivables	2,938	2,488
Loans to equity accounted units	15	–
Tax recoverable	79	30
Other financial assets	567	536
Cash and cash equivalents	736	2,379

	6,875	7,481

Current liabilities
Bank overdrafts repayable on demand	(14)	(12)
Borrowings	(1,490)	(1,190)
Trade and other payables	(2,693)	(2,190)
Other financial liabilities	(193)	(86)
Tax payable	(1,024)	(987)
Provisions	(366)	(321)

	(5,780)	(4,786)

Net current assets	1,095	2,695

Non current liabilities
Borrowings	(2,007)	(2,783)
Trade and other payables	(362)	(269)
Other financial liabilities	(233)	(113)
Tax payable	(86)	(51)
Deferred tax liabilities	(2,339)	(2,197)
Provisions	(4,302)	(3,865)

	(9,329)	(9,278)

Net assets	19,385	15,739

Equity attributable to Rio Tinto shareholders	18,232	14,948
Attributable to outside equity shareholders	1,153	791

Total equity	19,385	15,739

At 31 December 2006, Rio Tinto plc had 1,023.6 million ordinary shares in issue and Rio Tinto Limited had 258.7 million shares in issue, excluding those held by Rio Tinto plc.

The 2006 full financial statements were approved by the directors on 23 February 2007 and signed on their behalf by

Paul Skinner	Leigh Clifford	Guy Elliott
Chairman	Chief executive	Finance director

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Reconciliation with Australian IFRS

The Group’s financial statements have been prepared in accordance with IFRS as adopted by the European Union (‘EU IFRS’), which differs in certain respects from the version of IFRS that is applicable in Australia (‘Australian IFRS’).
     Prior to 1 January 2004, the Group’s financial statements were prepared in accordance with UK GAAP. Under EU IFRS, goodwill on acquisitions prior to 1998, which was eliminated directly against equity in the Group’s UK GAAP financial statements, has not been reinstated. This was permitted under the rules governing the transition to EU IFRS set out in IFRS 1. The equivalent Australian Standard, AASB 1, does not provide for the netting of goodwill against equity. As a consequence, shareholders’ funds under Australian IFRS include the residue of such goodwill, which amounted to US$740 million at 31 December 2006 (US$743 million at 31 December 2005).
     Save for the exception described above, the Group’s financial statements drawn up in accordance with EU IFRS are consistent with the requirements of Australian IFRS.

Net earnings and underlying earnings

	2006	2005
	US$m	US$m

Underlying earnings	7,338	4,955

Items excluded from underlying earnings
Profits less losses on disposal of interests in businesses (a)	3	311
Impairment reversals less charges (b)	44	4
Exchange differences and derivatives:
– Exchange gains/(losses) on external net debt and intragroup balances (c)	(16)	(87)
– Gains/(losses) on currency and interest rate derivatives not qualifying for hedge accounting (d), (e)	30	(40)
– Gains/(losses) on external net debt and derivatives not qualifying for hedge accounting in equity accounted units (c), (d), (e)	2	(12)
Adjustment to environmental remediation provision (f)	37	84

Net earnings	7,438	5,215

‘Underlying earnings’ is an additional measure of earnings, which is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and Net earnings both represent amounts attributable to Rio Tinto shareholders. Items (a) to (f) below are excluded from Net earnings in arriving at Underlying earnings.

(a)	Gains and losses arising on the disposal of interests in businesses.
(b)	Credits and charges relating to impairment of non current assets, other than undeveloped properties.
(c)	Exchange gains and losses on US dollar debt and intragroup balances.
(d)	Valuation changes on currency and interest rate derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts.
(e)	The currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.
(f)	Other credits and charges that, individually, or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance.

The ‘adjustment to environmental remediation provision’ of US$37 million (2005: US$84 million) relates to the obligations of Kennecott Utah Copper. It reverses part of an exceptional charge taken up in 2002, which was excluded from Adjusted earnings at that time. This reversal is therefore excluded in arriving at Underlying earnings.
     The Group frequently sells undeveloped properties as an alternative to development, and such activities are a component of the Group’s regular business activities. For this reason, the above definition of Underlying earnings has been amended in 2006 to include gains and losses on sales of undeveloped properties and impairment charges relating to these. This change in definition resulted in an increase of US$46 million in the Group’s Underlying earnings for 2006 but has no impact on Underlying earnings for 2005.

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Summary cash flow statement Years ended 31 December

	2006	2005
	US$m	US$m

Cash flow from consolidated operations	9,469	7,657
Dividends from equity accounted units	1,727	600

Cash flows from operations	11,196	8,257
Net interest paid	(128)	(128)
Dividends paid to outside shareholders	(193)	(169)
Tax paid	(2,799)	(1,017)

Cash flow from operating activities	8,076	6,943

Cash used in investing activities
(Acquisitions)/disposals of subsidiaries, joint ventures & associates	(279)	321
Purchase of property, plant & equipment and intangible assets	(3,920)	(2,552)
Exploration and evaluation expenditure	(345)	(264)
Sales of other financial assets	293	133
Purchases of other financial assets	(167)	(231)
Other investing cash flows	56	110

Cash used in investing activities	(4,362)	(2,483)

Cash flow before financing activities	3,714	4,460

Financing activities
Equity dividends paid to Rio Tinto shareholders	(2,573)	(1,141)
Own shares purchased from Rio Tinto shareholders	(2,370)	(877)
Proceeds from issue of ordinary shares in Rio Tinto	31	100
Proceeds from issue of ordinary shares in subsidiaries to outside shareholders	52	4
Change in net debt	1,146	(2,546)

	(3,714)	(4,460)

Summary financial data in Australian dollars, Sterling and US dollars

2006	2005	2006	2005		2006	2005
A$m	A$m	£m	£m		US$m	US$m

33,810	27,195	13,818	11,390	Gross sales revenue	25,440	20,742
29,856	24,954	12,203	10,451	Consolidated sales revenue	22,465	19,033
13,609	9,587	5,562	4,015	Profit before taxation	10,240	7,312
10,455	7,208	4,273	3,019	Profit for the year	7,867	5,498
9,885	6,837	4,040	2,864	Net earnings attributable to Rio Tinto shareholders	7,438	5,215
9,752	6,497	3,986	2,721	Underlying earnings (a)	7,338	4,955
741.3c	501.2c	303.3p	209.9p	Basic earnings per ordinary share (c)	557.8c	382.3c
731.3c	476.2c	298.9p	199.4p	Basic Underlying earnings per ordinary share (a) (c)	550.3c	363.2c

				Dividends per share to Rio Tinto shareholders
252.76c	108.85c	106.66p	45.69p	– paid (2006 including special dividend)	191.5c	83.5c
82.84c	200.28c	32.63p	85.24p	– proposed (2005 including special dividend)	64.0c	151.5c
4,936	5,848	2,017	2,449	Cash flow before financing activities	3,714	4,460

(3,084)	(1,793)	(1,241)	(760)	Net debt	(2,437)	(1,313)
23,069	20,407	9,283	8,650	Equity attributable to Rio Tinto shareholders	18,232	14,948

(a)	Underlying earnings exclude items totalling US$100 million (2005: US$260 million), which are analysed on page 26.
(b)	The financial data above have been extracted from the financial statements set out on pages 24 to 27. The Australian dollar and Sterling amounts are based on the US dollar amounts, retranslated at average or closing rates as appropriate, except for the dividends which are the actual amounts payable.
(c)	Basic earnings per ordinary share and basic underlying earnings per ordinary share do not recognise the dilution resulting from share options in issue.

Rio Tinto 2006 Annual review	27

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Australian Corporations Act – summary of ASIC relief
Pursuant to section 340 of the Corporations Act 2001 (“Corporations Act”), the Australian Securities and Investments Commission issued an order dated 27 January 2006 (as amended on 22 December 2006) that granted relief to Rio Tinto Limited from certain requirements of the Corporations Act in relation to the Company’s financial statements and associated reports. The order essentially continues the relief that has applied to Rio Tinto Limited since the formation of the Group’s Dual Listed Companies (“DLC”) structure in 1995. The order applies to Rio Tinto Limited’s financial reporting obligations for financial years and half-years ending between 31 December 2005 and 31 December 2009 (inclusive).
In essence, instead of being required under the Corporations Act to prepare consolidated financial statements covering only itself and its controlled entities, the order allows Rio Tinto Limited to prepare consolidated financial statements in which it, Rio Tinto plc and their respective controlled entities are treated as a single economic entity. In addition, those consolidated financial statements are to be prepared:
–	in accordance with the principles and requirements of International Financial Reporting Standards as adopted by the European Union (“EU IFRS”) rather than the Australian equivalents of International Financial Reporting Standards (“AIFRS”) (except for one limited instance in the case of any concise report), and in accordance with United Kingdom financial reporting obligations generally;
–	on the basis that the transitional provisions of International Financial Reporting Standard 1 “First-time Adoption of International Financial Reporting Standards” should be applied using the combined financial statements previously prepared for Rio Tinto Limited, Rio Tinto plc and their respective controlled entities under Generally Accepted Accounting Principles in the United Kingdom, under which the DLC merger between Rio Tinto Limited and Rio Tinto plc was accounted for using “merger”, rather than “acquisition”, accounting (reflecting that neither Rio Tinto Limited nor Rio Tinto plc was acquired by, or is controlled by, the other, and meaning that the existing carrying amounts, rather than fair values, of assets and liabilities at the time of the DLC merger were used to measure those assets and liabilities at formation);
–	on the basis that Rio Tinto Limited and Rio Tinto plc are a single company (with their respective shareholders being the shareholders in that single company); and
–	with a reconciliation, from EU IFRS to AIFRS, of the following amounts: consolidated profit for the financial year, total consolidated recognised income for the financial year and total consolidated equity at the end of the financial year (see page 26).
Those consolidated financial statements must also be audited in accordance with relevant United Kingdom requirements. Rio Tinto Limited must also prepare a directors’ report which satisfies the content requirements of the Corporations Act (applied on the basis that the consolidated entity for those purposes is the Group), except that the order allows Rio Tinto Limited to prepare a separate. Remuneration Report that is merely cross-referenced in the directors’ report, instead of including in the directors’ report the remuneration report otherwise required by the Corporations Act. The separate Remuneration report (see pages 37 to 49) must include all the information required to be included in a remuneration report under the Corporations Act, as well as the information required by AIFRS (namely, AASB 124) dealing with compensation of directors and executives who are “key management personnel”, and certain other disclosures.
     Rio Tinto Limited is also required to comply generally with the lodgement and distribution requirements of the Corporations Act (including timing requirements) in relation to those consolidated financial statements (including any concise financial statements), the auditor’s report and the directors’ report. The separate Remuneration Report is also required to be lodged with the Australian Securities and Investments Commission at the same time as the consolidated financial statements, and Rio Tinto Limited must not distribute or make available the Remuneration Report without the consolidated financial statements and directors’ report. At the Company’s AGM, it is required to allow shareholders to vote on a non-binding resolution to adopt the Remuneration Report, on the same basis as would otherwise be required for a remuneration report under the Corporations Act.
     Rio Tinto Limited is not required to prepare separate consolidated financial statements solely for it and its controlled entities. Rio Tinto Limited is required to prepare and lodge parent entity financial statements for itself in respect of each relevant financial year, in accordance with the principles and requirements of AIFRS (other than in respect of key management personnel compensation disclosures under AASB 124, which as noted above are instead incorporated into the separate Remuneration Report), and to have those statements audited. Those financial statements are not required to be laid before the Company’s AGM or distributed to shareholders as a matter of course.
However, Rio Tinto Limited must:
–	include in the consolidated financial statements for the Group, as a note, Rio Tinto Limited’s parent entity balance sheet, income statement, statement of changes in equity and statement of cashflows, prepared in accordance with, AIFRS; and
–	make available the full parent entity financial statements free of charge to shareholders on request, and also include a copy of them on the Company’s website.

The parent entity financial statements are available for download from the Rio Tinto website at www.riotinto.com. Shareholders may also request a copy free of charge by contacting the Rio Tinto Limited company secretary.

28	Rio Tinto 2006 Annual review

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Independent auditors’ statement

To the members of Rio Tinto plc and Rio Tinto Limited
We have examined the summary financial statements of the Rio Tinto Group, which comprise the Summary Income Statement, the Summary Balance Sheet, the Summary Cash Flow Statement, the Reconciliation with Australian IFRS, the note on ‘net earnings and underlying earnings’, the Directors’ Report and the Remuneration Report.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual review in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the Summary financial statements within the 2006 Annual review with the Annual financial statements, the Directors’ report and the Remuneration report, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985, and the regulations made thereunder, and Section 314 of the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 27 January 2006 (as amended on 22 December 2006). We also read the other information contained in the 2006 Annual review and consider the implications for our statement if we become aware of any apparent misstatements or material inconsistencies with the Summary financial statements. The other information comprises only those sections preceding the Corporate governance section and the Corporate governance section itself.
     This statement, including the opinion, has been prepared for and only for each Company’s members as a body in accordance with Section 251 of the United Kingdom Companies Act 1985 (in respect of Rio Tinto plc) and Section 314 of the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 27 January 2006 (as amended on 22 December 2006) (in respect of Rio Tinto Limited), and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, ‘The Auditors’ statement on the summary financial statement’ issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Rio Tinto Group’s full annual financial statements describes the basis of our audit opinion on those financial statements and the Remuneration report.

Opinion
In our opinion the Summary financial statements are consistent with the Annual financial statements, the Directors’ report and the Remuneration report of the Rio Tinto Group for the year ended 31 December 2006 and comply with the applicable requirements of Section 251 of the United Kingdom Companies Act 1985, and the regulations made thereunder, and Section 314 of the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 27 January 2006 (as amended on 22 December 2006).

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
23 February 2007
in respect of the members of Rio Tinto plc

PricewaterhouseCoopers
Chartered Accountants
Perth
23 February 2007
in respect of the members of Rio Tinto Limited

Rio Tinto 2006 Annual review	29

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a	Audit committee
b	Nominations committee
c	Remuneration committee
d	Committee on social and environmental accountability
e	Independent
Directors

Chairman
1	Paul Skinner BA (Hons) (Law), DpBA (Business Administration) age 62.
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2001, he was appointed chairman of the Group in November 2003. Paul was last re-elected by shareholders in 2005 and is chairman of the Nominations committee (note b).
Skills and experience: Paul graduated in law from Cambridge University and in business administration from Manchester Business School. He was previously a managing director of The “Shell” Transport and Trading Company plc and group managing director of The Royal Dutch/Shell Group of Companies, for whom he had worked since 1966. During his career he worked in all Shell’s main businesses, including senior appointments in the UK, Greece, Nigeria, New Zealand and Norway. He was CEO of its global Oil Products business from 1999 to 2003.
External appointments (current and recent):
Director of The ‘Shell’ Transport and Trading Company plc from 2000 to 2003.
Director of Standard Chartered plc since 2003.
Director of the Tetra Laval Group since 2005.
Director of L’Air Liquide SA since 2006.
Chairman of the International Chamber of Commerce (UK) since 2005.
Non executive member of the Defence Management Board of the UK Ministry of Defence since June 2006.
Member of the board of INSEAD business school since 1999.

Chief executive
2	Leigh Clifford B Eng (Mining), M Eng Sci age 59.
Appointment and election: Director of Rio Tinto plc since 1994 and Rio Tinto Limited since 1995, he was appointed chief executive in 2000. Leigh was last re-elected by shareholders in 2006 and will retire from the boards at the conclusion of the 2007 annual general meetings.
Skills and experience: Leigh graduated from the University of Melbourne as a mining engineer and gained a Master of Engineering Science degree from the same University. He has held various roles in the Group’s coal and metalliferous operations since joining in 1970, including managing director of Rio Tinto Limited and chief executive of the Energy group. He was a member of the Coal Industry Advisory Board of the International Energy Agency for a number of years and its chairman from 1998 to 2000.
External appointments (current and recent):
Director Barclays Bank plc since 2004.
Chairman of the International Council on Mining & Metals since October 2006.
Director of Freeport-McMoRan Copper & Gold Inc between 2000 and 2004.

Finance director
3	Guy Elliott MA (Oxon) MBA (INSEAD) age 51.
Appointment and election: Finance director of Rio Tinto plc and Rio Tinto Limited since 2002. Guy was last re-elected by shareholders in 2004 and will stand for re-election in 2007.
Skills and experience: Guy joined the Group in 1980 after gaining an MBA. He has subsequently held a variety of commercial and management positions, including head of Business Evaluation and president of Rio Tinto Brasil.
External appointments (current and recent):
None.

Director Group Resources
4	Tom Albanese BS (Mineral Economics) MS (Mining Engineering) age 49.
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since March 2006. Tom was elected by shareholders in 2006.
Skills and experience: Tom joined Rio Tinto in 1993 on Rio Tinto’s acquisition of Nerco and held a series of management positions before being appointed chief executive of the Industrial Minerals group in 2000, after which he became chief executive of the Copper group and head of Exploration in 2004. He will take over as chief executive from Leigh Clifford with effect from 1 May 2007.
External appointments (current and recent):
Director of Ivanhoe Mines Limited since November 2006.
Director of Palabora Mining Company from 2004 to 2006.
Member of the Executive Committee of the International Copper Association from 2004 to 2006.

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Non executive directors
5	Ashton Calvert AC, BSc (Hons) (Tas), DPhil (Oxon), Hon DSc (Tas) age 61.
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2005. Ashton was elected by shareholders in 2005 and will stand for re-election in 2007 (notes b, d and e).
Skills and experience: Ashton retired as secretary of the Department of Foreign Affairs and Trade of the Government of Australia in January 2005 after six and a half years in that position. He was educated at the University of Tasmania and, as a Rhodes scholar, also gained a doctorate in mathematics from Oxford University. During his career in the Australian foreign service he held appointments in Washington and, on four occasions, in Tokyo, where he was ambassador prior to his appointment as secretary. In these and other roles he developed extensive experience of the Asian countries which represent key markets for Rio Tinto.
External appointments (current and recent):
Director of Woodside Petroleum Limited since 2005. Director of The Australian Trade Commission between 1998 and 2005.
Director of The Export Finance and Insurance Corporation between 1998 and 2005.
Director of The Australian Strategic Policy Institute between 2001 and 2005.

6	Sir David Clementi MA, MBA, FCA age 57.
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2003. Sir David was last re-elected by shareholders in 2006 (notes a, c and e).
Skills and experience: Sir David is chairman of Prudential plc, prior to which he was Deputy Governor of the Bank of England. His earlier career was with Kleinwort Benson where he spent 22 years, holding various positions including chief executive and vice chairman. A graduate of Oxford University and a qualified chartered accountant, Sir David also holds an MBA from Harvard Business School.
External appointments (current and recent):
Chairman of Prudential plc since 2002.
Member of the Financial Reporting Council since 2003.

7	Vivienne Cox MA (Oxon), MBA (INSEAD) age 47.
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2005. Vivienne was elected by shareholders in 2005 (notes a and e).
Skills and experience: Vivienne is currently executive vice president of BP p.l.c. for Gas Power & Renewables. She is a member of the BP group chief executive’s committee. She holds degrees in chemistry from Oxford University and in business administration from INSEAD. During her career in BP she has worked in chemicals, exploration, finance, and refining and marketing.
External appointments (current and recent):
Non Executive Director of Eurotunnel plc between 2002 and 2004.

8	Sir Rod Eddington B.Eng M.Eng (University of Western Australia), D.Phil (Oxon) age 57.
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2005. Sir Rod was elected by shareholders in 2006 (notes b, d and e).
Skills and experience: Sir Rod was chief executive of British Airways Plc until the end of September 2005. Prior to his role with British Airways, Sir Rod was Managing Director of Cathay Pacific Airways from 1992 to 1996 and Executive Chairman of Ansett Airlines from 1997 to 2000.
External appointments (current and recent):
Director of News Corporation plc since 1999.
Director of John Swire & Son Pty Limited since 1997.
Non executive chairman of JPMorgan Australia and New Zealand since January 2006.
Director of CLP Holdings since January 2006.
Director of Allco Finance Group Limited since July 2006.
Chief executive British Airways Plc from 2000 until 2005.
Chairman of the EU/Hong Kong Business Co-operation Committee of the Hong Kong Trade Development Council from 2002 until March 2006.

9	Michael Fitzpatrick B. Eng (University of Western Australia), BA (Oxon) age 54.
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since June 2006. Michael will stand for election in 2007 (notes a, c and e).
Skills and experience: Michael recently sold his interest in, and ceased to be a director of, Hastings Funds Management Ltd., the pioneering infrastructure asset management company which he founded in 1994. He is Chairman of the Victorian Funds Management Corporation, which manages funds on behalf of the State of Victoria, and of Treasury Group Limited, an incubator of fund management companies. He is a commissioner of the Australian Football League, having previously played the game professionally, and is a former chairman of the Australian Sports Commission.
External appointments (current and recent):
Managing Director of Hastings Funds Management Ltd from 1994 to 2006.
Chairman of the Victorian Funds Management Corporation since 2006.
Chairman of Treasury Group Limited since 2005.
Director of Pacific Hydro Limited from 1996 to 2004.
Director of Australian Infrastructure Fund Limited from 1994 to 2005.
Director of the Walter & Eliza Hall Institute of Medical Research since 2001.

10	Richard Goodmanson MBA (Columbia University), BEc and BCom (University of Queensland), B. Eng. – Civil (Royal Military College, Duntroon) age 59.
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2004. He was elected by shareholders in 2005 and is chairman of the Committee on social and environmental accountability (notes c, d and e).
Skills and experience: Richard is executive vice president and chief operating officer of DuPont. During his career he has worked at senior levels for McKinsey & Co, PepsiCo and American West Airlines, where he was president and CEO. He joined DuPont in early 1999 and in his current position has responsibility for a number of the global functions, and for the non US operations of DuPont, with particular focus on growth in emerging markets.
External appointments (current and recent):
Executive vice president and chief operating officer of DuPont since 1999.
Chairman of the United Way of Delaware since January 2006 (director since 2002).
Director of the Boise Cascade Corporation between 2000 and 2004.

11	Andrew Gould BA FCA age 60.
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2002. Andrew was last re-elected by shareholders in 2006. He is also chairman of the Audit committee (notes a, c and e).
Skills and experience: Andrew is chairman and chief executive officer of Schlumberger Limited, where he has held a succession of financial and operational management positions, including that of executive vice president of Schlumberger Oilfield Services and president and chief operating officer of Schlumberger Limited. He has worked in Asia, Europe and the US. He joined Schlumberger in 1975. He holds a degree in economic history from Cardiff University and qualified as a chartered accountant with Ernst & Young.
External appointments (current and recent):
Chairman and Chief Executive Officer of Schlumberger Limited since 2003.
Member of the UK Prime Minister’s Council of Science and Technology since 2004.

12	Lord Kerr of Kinlochard GCMG MA age 65.
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2003. He was elected by shareholders in 2004 and will stand for re-election in 2007 (notes a, d and e).
Skills and experience: An Oxford graduate, John was a member of the UK Diplomatic Service for 36 years and headed it from 1997 to 2002 as Permanent Under Secretary at the Foreign Office. On secondment to the UK Treasury he was principal private secretary to two Chancellors of the Exchequer. His foreign service included periods in the Soviet Union and Pakistan, and as Ambassador to the European Union (1990 to 1995), and the US (1995 to 1997). He has been a member of the House of Lords since 2004.
External appointments (current and recent):
Deputy Chairman of Royal Dutch Shell plc since 2005. Director of The “Shell” Transport and Trading Company plc from 2002 to 2005.
Director of The Scottish American Investment Trust plc since 2002.
Chairman of the Court and Council of Imperial College, London since 2005.
Trustee of the Rhodes Trust since 1997.
Fulbright Commissioner since 2004.
Trustee of the National Gallery since 2002.
Trustee of the Carnegie Trust since 2005.

13	David Mayhew age 66.
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2000. He was last re-elected by shareholders in 2006 (note b).
Skills and experience: David joined Cazenove in 1969 from Panmure Gordon. In 1972 he became the firm’s dealing partner and was subsequently responsible for the Institutional Broking Department. From 1986 until 2001 he was the partner in charge of the firm’s Capital Markets Department. He became Chairman of Cazenove on incorporation in 2001 and Chairman of JPMorgan Cazenove in 2005.
External appointments (current and recent):
Chairman of Cazenove Group Limited (formerly Cazenove Group plc) since 2001.

14	Sir Richard Sykes BSc (Microbiology) PhD (Microbial Biochemistry), DSc, Kt, FRS, FMedSci age 64.
Appointment and election:Director of Rio Tinto plc and Rio Tinto Limited since 1997. Sir Richard was appointed the senior non executive director in 2005 and is chairman of the Remuneration committee. He was last re-elected by shareholders in 2004. Sir Richard is standing for re-election for a further term of office in 2007 but his intention is to retire after the annual general meetings in 2008 (notes b, c and e).
Skills and experience: After reading microbiology at the University of London, Sir Richard obtained doctorates in microbial chemistry and in science from the University of Bristol and the University of London respectively. A former chairman of GlaxoSmithKline plc Sir Richard is a Fellow of the Royal Society. He is currently Rector of Imperial College, London.
External appointments (current and recent):
Director of Lonza Group Limited since 2003, Deputy Chairman since 2005.
Chairman of the Healthcare Advisory Group (Apax Partners Limited) since 2002.
Chairman of Metabometrix Limited since 2004. Director of Merlion Pharmaceuticals Pte Limited since 2005.
Director of Abraxis BioScience since 2005.
Chairman of Medeus (later Zeneus) Holdings Limited between 2004 and 2005.
Chairman of GlaxoSmithKline plc between 2000 and 2002.
Rector of Imperial College, London since 2001.
Trustee of the Natural History Museum, London between 1996 and 2005 and of the Royal Botanic Gardens, Kew between 2003 and 2005.

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Product group chief executives

Note.
For accounting standards purposes (IAS 24 and AASB 124) the Group’s key management personnel as defined, comprises the directors and the six product group chief executives.

1	Preston Chiaro BSc (Hons) Environmental Engineering, MEng Environmental Engineering), age 53.
Skills and experience: Preston was appointed chief executive of the Energy group in September 2003. He heads the Group’s climate change and sustainable development leadership panels. He joined the Group in 1991 at Kennecott Utah Copper’s Bingham Canyon mine as vice president, technical services. In 1995 he became vice president and general manager of the Boron operations in California. He was chief executive of Rio Tinto Borax from 1999 to 2003.
External appointments (current and recent):
Director of the World Coal Institute since 2003 (chairman since November 2006).
Member of the Executive board of the Coal Industry Advisory Board to the International Energy Agency since 2004.
Director of Energy Resources of Australia Limited and Coal & Allied Industries Limited between 2003 and September 2006.
Director of Rössing Uranium Limited since 2004.

2	Bret Clayton BA (Accounting), age 44.
Skills and experience: Bret was appointed chief executive of the Copper group in July 2006. He joined the Group in 1995 and has held a series of management positions, including chief financial officer of Rio Tinto Iron Ore and president and chief executive officer of Rio Tinto Energy America. Prior to joining the Group, Bret worked for PricewaterhouseCoopers for nine years, auditing and consulting to the mining industry.
External appointments (current and recent): Member of the Executive Committee of the International Copper Association since July 2006.

3	Oscar Groeneveld BE (Mining), MSc, DIC age 53.
Skills and experience: Oscar has been with the Group for over 30 years and was appointed chief executive of the Aluminium group in October 2004. Oscar has qualifications in engineering, science and management and is also responsible for Rio Tinto Japan, Kennecott Land and heads the Group’s safety leadership panel. He has occupied senior roles in coal, aluminium and technology and was the Copper group chief executive from 1999 to 2004. He was an executive director of the Group from 1998 to 2004.
External appointments (current and recent):
Member of Australian Aluminium Council since 2004. Chairman of International Aluminium Institute since 2006. Director of Rio Tinto plc and Rio Tinto Limited between 1998 and 2004.
Director of Freeport-McMoRan Copper & Gold Inc between 1999 and 2004.
Director of Palabora Mining Company Limited between 1999 and 2004.

Company secretaries

Anette Lawless MA, FCIS age 50.
Skills and experience: Anette joined Rio Tinto in 1998 and became company secretary of Rio Tinto plc in 2000. Before joining Rio Tinto, she spent 11 years with Pearson plc, five of which as company secretary. She qualified as a chartered secretary in 1989 and became a fellow of the ICSA in 1992. She also holds an MA from the Copenhagen Business School.
External appointments (current and recent): Member of the Regulatory Decisions Committee of the UK Financial Services Authority from 2001 to 2006.

Stephen Consedine B Bus CPA age 45.
Skills and experience: Stephen joined Rio Tinto in 1983 and has held various positions in Accounting, Treasury, and Employee Services before becoming company secretary of Rio Tinto Limited in 2002. He holds a bachelor of business degree and is a certified practising accountant.
External appointments (current and recent): None.

4	Keith Johnson BSc (Mathematics), MBA age 45.
Skills and experience: Keith was appointed chief executive, Diamonds in 2003. He holds degrees in mathematics and management and is a Fellow of the Royal Statistical Society. Prior to joining Rio Tinto he worked in analytical roles in the UK Treasury, private consulting and the oil industry. He joined Rio Tinto in 1991 and has held a series of management positions including head of Business Evaluation and managing director of Comalco Mining and Refining.
External appointments (current and recent): None.

5	Andrew Mackenzie BSc (Geology), PhD (Chemistry) age 50.
Skills and experience: Andrew joined Rio Tinto in 2004 as chief executive Industrial Minerals from BP Petrochemicals where he was group vice president. He spent 22 years with BP primarily in the UK and North America in senior positions including head of Capital Markets in BP Finance, chief reservoir engineer with oversight of oil and gas reserves and production, head of Government and Public Affairs worldwide and group vice president Technology which included responsibility for research and development and engineering.
External appointments (current and recent): Director of Centrica plc since 2005. Trustee of Demos since 1998.

6	Sam Walsh B Com (Melbourne) age 57.
Skills and experience: Sam was appointed chief executive of the Iron Ore group in 2004. He joined Rio Tinto in 1991, following 20 years in the automotive industry at General Motors and Nissan Australia. He has held a number of management positions within the Group, including managing director of Comalco Foundry Products, CRA Industrial Products, Hamersley Iron Sales and Marketing, Hamersley Iron Operations, vice president of Rio Tinto Iron Ore (with responsibility for Hamersley Iron and Robe River) and from 2001 to 2004 chief executive of the Aluminium group. Sam is also a Fellow of the Australian Institute of Management, the Australian Institute of Company Directors and the Australian Institute of Mining and Metallurgy.
External appointments (current and recent):
Director of the Australian Mines and Metals Association, between 2001 and 2005.
Director of the Australian Chamber of Commerce and Industry, between 2003 and 2005.
Director of the Committee for Perth Ltd since 2006.

32	Rio Tinto 2006 Annual review

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Directors’ report

The directors are pleased to present their report to shareholders of Rio Tinto plc and Rio Tinto Limited, together with the Summary financial statements for the year ended 31 December 2006 on pages 24 to 29.

Dual listed structure
An explanation of the dual listed companies structure (DLC), which unified Rio Tinto plc and Rio Tinto Limited in 1995, can be found on page 57.

Memorandum and articles of association
Rio Tinto plc’s articles of association were adopted by special resolution passed on 11 April 2002 and amended on 14 April 2005. Rio Tinto Limited’s constitution was adopted by special resolution passed on 24 May 2000 and amended by special resolutions passed on 18 April 2002 and 29 April 2005.

Activities and business review
Details of the Group’s results, operations and principal activities, likely future developments, significant changes during the year and post balance sheet events are set out in the Chairman’s message on page 2, the Interview with the chief executive on pages 3 to 4 and in the Review of operations on pages 6 to 22.
     As permitted by sections 299(3) and 299A(3) of the Australian Corporations Act 2001, information which may be unreasonably prejudicial, regarding likely future developments in, and the expected results of the operations of the Group or its strategies and prospects has been omitted.
     The Group’s principal risks and uncertainties are described under Risk factors on page 6 of the 2006 Annual report and financial statements.

Share capital, buybacks and options
On 3 February 2005 the Group announced, subject to market conditions, an intention to return up to US$1,500 million of capital to shareholders during the course of 2005 and 2006, and that this would include an off-market buyback of Rio Tinto Limited shares through a tender process.

On 2 February 2006 the Group announced, subject to market conditions, an intention to return a total of up to US$4,000 million of capital to shareholders during the course of 2006 and 2007, comprising a special dividend of US$1,500 million, and a share buyback programme of US$2,500 million. This replaced the remainder of US$528 million from the US$1,500 million programme announced on 3 February 2005.
     On 27 October 2006 the Group announced, subject to market conditions, a US$3,000 million increase in the programme to US$7,000 million which would be returned to shareholders by the end of 2007.
At the annual general meetings held during April and May 2006 the shareholders:
•	renewed the general authority to buy back up to 106.5 million of Rio Tinto plc’s ordinary shares, representing approximately ten percent of its issued share capital for a further 12 month period;
•	approved buy backs by Rio Tinto Limited under off-market buyback tenders and/or on-market over the 12 months following approval,provided that the number bought back did not exceed 28.5 million shares; and
•	renewed the shareholder authorities to buy back up to all the Rio Tinto Limited shares held (indirectly) by Rio Tinto plc.

Shareholders will be asked to renew these authorities at the 2007 annual general meetings.
     During 2006 Rio Tinto plc bought back 47,140,000 ordinary shares under the buyback programme, representing approximately 4.4 per cent of its issued share capital, on the open market for US$2,395 million. Of these, 800,000 were cancelled and 46,340,000 were held as treasury shares.
     During 2006, to satisfy obligations under employee share plans, Rio Tinto plc issued 1,265,570 ordinary shares and reissued 1,117,021 ordinary shares from treasury, and Rio Tinto Limited purchased on market and transferred 1,483,007 shares.
     Also during the year, the Companies’ registrars purchased on market 1,183,718 Rio Tinto plc ordinary shares and 1,153,825 Rio Tinto Limited shares to satisfy obligations to shareholders under the dividend reinvestment plans.

Purchases of Rio Tinto plc and Rio Tinto Limited shares
			Rio Tinto plc			Rio Tinto Limited

Period	(a) Total	(b) Average	(c) Total	(a) Total	(b) Average	(c) Total	(d) Approximate
	number of	price	number of	number of	price	number of	dollar value of
	shares	paid per	shares	shares	paid per	shares	shares
	purchased	share	purchased	purchased	share	purchased	may yet be
			as part of			as part of	purchased
			publicly			publicly	under the
			announced			announced	plans or
			plans or			plans or	programmes
		US$	programmes		US$	programmes	US$m

2006
1 Jan to 31 Jan	1,965,000	48.41	1,965,000	118,728	53.69	–	528
1 Feb to 28 Feb	4,200,000	48.90	4,200,000	403,712	54.74	–	2,295
1 Mar to 31 Mar	3,710,000	47.06	3,710,000	348,943	52.61	–	2,120
1 Apr to 30 Apr	2,749,659	55.92	1,750,000	1,229,034	60.73	–	2,022
1 May to 31 May	4,750,000	55.54	4,750,000	74,764	63.64	–	1,758
1 Jun to 30 Jun	5,790,000	50.39	5,790,000	61,233	54.73	–	1,467
1 Jul to 31 Jul	4,325,000	51.76	4,325,000	7,611	58.38	–	1,243
1 Aug to 31 Aug	2,775,000	52.11	2,775,000	24,154	51.35	–	1,098
1 Sep to 30 Sep	7,484,059	47.57	7,300,000	253,734	55.48	–	752
1 Oct to 31 Oct	3,675,000	48.61	3,675,000	55,136	58.09	–	3,573
1 Nov to 30 Nov	4,050,000	53.81	4,050,000	17,951	62.53	–	3,355
1 Dec to 31 Dec	2,850,000	54.26	2,850,000	41,832	59.70	–	3,201

Total	48,323,718	50.80	47,140,000	2,636,832	57.71	–

2007
1 Jan to 31 Jan	5,185,000	51.12	5,185,000	104,741	57.71	–	2,935
1 Feb to 9 Feb	1,600,000	53.13	1,600,000	84,069	58.95	–	2,850

Notes
1.	Rio Tinto plc ordinary shares of 10p each; Rio Tinto Limited shares.
2.	The average prices paid have been translated into US dollars at the exchange rate on the day of settlement.
3.	The average prices paid for shares purchased each month between 1 January 2006 and 31 May 2006 have, where applicable, been restated to include stamp duty.
4.	Shares purchased by the Companies’ registrars in connection with the dividend reinvestment plans and employee share plans were not deemed to form part of any publicly announced plan or programme.

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Directors’ report continued

Between 1 January 2007 and 9 February 2007, Rio Tinto plc bought back a further 6,785,000 shares for an aggregate consideration of US$350.5 million and, in connection with employee share plans, Rio Tinto plc issued 193,235 ordinary shares and reissued 25,642 ordinary shares from treasury and Rio Tinto Limited’s registrars purchased on market and delivered 188,810 shares.
     Share options over 1,237,382 Rio Tinto plc ordinary shares and 1,202,717 Rio Tinto Limited shares were granted in connection with employee share plans during 2006, and as at 9 February 2007 there were options outstanding over 6,406,246 Rio Tinto plc ordinary shares and 5,590,662 Rio Tinto Limited shares. Upon exercise, options may be satisfied by the issue of new shares, the purchase of shares on market, or, in the case of Rio Tinto plc, from treasury shares.
     There were no changes to the authorised capital of Rio Tinto plc during the year.

Dividends
Final dividends of 32.63 pence or 82.84 Australian cents per share will be paid on 13 April 2007. Full details of dividends paid and the dividend policy can be found on page 56.

Annual general meetings
The 2007 annual general meetings will be held on 13 April in London and on 27 April in Perth. Notices of the 2007 annual general meetings are set out in separate letters to the shareholders of each Company.

Directors
The names of the directors who served during the year, together with their biographical details, directorships of other companies in the past three years and the period of each directorship are shown on pages 30 to 31.
     In December 2006 the board announced that Tom Albanese will succeed Leigh Clifford as chief executive of Rio Tinto with effect from 1 May 2007. Leigh Clifford will retire as a director at the conclusion of the annual general meetings in 2007.
     Michael Fitzpatrick, who was appointed a non executive director on 6 June 2006, retires and offers himself for election at the 2007 annual general meetings. Ashton Calvert, Guy Elliott, Lord Kerr and Sir Richard Sykes retire by rotation and, being eligible, offer themselves for re-election. Sir Richard is standing for re-election for another term of office at the 2007 annual general meetings but it is his intention to retire at the conclusion of the annual general meetings in 2008.
     Details of directors’ service contracts and letters of appointment can be found on pages 40 and 43 respectively.
     A table of directors’ attendance at board and committee meetings is on page 36.

Remuneration of directors and executives
A discussion of the Group’s policy for determining the nature and amount of remuneration of directors and senior executives, and of the relationship between that policy and the Group’s performance, appears in the Remuneration report on pages 37 to 49. The Remuneration report forms part of the Directors’ report and includes details of the nature and amount of each element of the remuneration (including options) of each of the directors and of each of the product group chief executives, being the key management personnel and highest paid executives below board level in respect of whom disclosures are required in 2006.

Secretaries
Details of the company secretary of each of Rio Tinto plc and Rio Tinto Limited together with their qualifications and experience are set out on page 32.

Indemnities and insurance
The articles of association and constitution of the Companies require them to indemnify officers of the Companies, including officers of wholly owned subsidiaries, against liabilities arising from the conduct of the Group’s business, to the extent permitted by law.
     The Group has therefore purchased directors’ and officers’ insurance during the year. In broad terms, the insurance indemnifies individual directors’ and officers’ personal legal liability and costs for claims arising out of actions taken in connection with Group business. It is a condition of the insurance policy that detailed terms and premiums paid cannot be disclosed.

Employment policies and communication
The average number of people employed during the year by Rio Tinto, including the Group’s proportionate share of consolidated companies and equity accounted units, was approximately 35,000 (2005: 32,000). Of these, about 14,000 were located in Australia and New Zealand, around 10,000 in the US and Canada and 1,000 in the United Kingdom.
     Rio Tinto’s employment policies are set out in its statement of business practice, The way we work.
     Rio Tinto is committed to equality of opportunity for all, as set out in The way we work, and applies this philosophy to recruitment, development and promotion of individuals. Within this philosophy, each operating company is further encouraged to develop its own policies and practices to suit individual circumstances. Group companies employ disabled people and accept the need to maintain and develop careers for them. If an employee becomes disabled and, as a result, is unable to perform his or her current duties, every effort is made to offer suitable alternative employment and to assist with retraining.
     Rio Tinto respects the right of employees worldwide to choose whether or not they wish to be represented collectively.
     Group companies actively promote a healthy and safe working environment through training and communication with employees. For further information about Group staff and health and safety initiatives, please see page 19.
     Post retirement benefits are provided by Rio Tinto and its major subsidiaries in accordance with local conditions and good practice in the countries concerned.
     The Group provides clear and timely communication with its employees concerning business performance and corporate developments. It endeavours to maintain effective channels of communication through an internal communications team, which manages the release of information to employees across the Group’s businesses. Information is released through a number of forums including electronic and paper newsletters and bulletins, video and the Group’s intranet. Individual operations also invite employees to briefings outlining business performance including results, health, safety and environmental matters.
     Rio Tinto operates worldwide share plans which, taking account of local country tax and securities regulation, aim to facilitate employee shareholding. The directors believe that this is a good way for employees to participate in the success of the Group.

Corporate governance
A full report on corporate governance can be found on pages 50 to 54.

Donations
Based on the London Benchmarking Group model, worldwide expenditure on community programmes by Rio Tinto managed businesses amounted to US$96.4 million (2005: US$93.4 million) and is described on page 33 of the 2006 Annual report and financial statements, and more fully in the 2006 Sustainable development review.
     Total community spending in Australia amounted to A$87.0 million (2005: A$76.8 million). Donations in the UK during 2006 amounted to £2.5 million (2005: £2.7 million) of which £0.5 million (2005: £0.5 million) was for charitable purposes as defined by the Companies Act 1985 and £2.0 million (2005: £2.2 million) for other community purposes.
     As in previous years, no donations were made for political purposes in the EU, Australia or elsewhere, as defined by the UK Companies Act 1985 as amended by the Political Parties, Elections and Referendums Act 2000.

Governmental regulations
Rio Tinto is subject to extensive governmental regulations affecting all aspects of its operations and consistently seeks to apply best practice in all of its activities. Due to Rio Tinto’s product and geographical spread, there is unlikely to be any single governmental regulation that

34	Rio Tinto 2006 Annual review

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could have a material effect on the Group’s business.
     Rio Tinto’s operations in Australia, New Zealand, and Indonesia are subject to state, provincial and federal regulations of general application governing mining and processing, land tenure and use, environmental requirements, including site specific environmental licences, permits and statutory authorisations, workplace health and safety, trade and export, corporations, competition, access to infrastructure, foreign investment and taxation. Some operations are conducted under specific agreements with the respective governments and associated acts of parliament. In addition, Rio Tinto’s uranium operations in the Northern Territory, Australia and Namibia are subject to specific regulation in relation to mining and the export of uranium.
     US and Canada based operations are subject to local, state, provincial and national regulations governing land tenure and use, environmental aspects of operations, product and workplace health and safety, trade and export administration, corporations, competition, securities and taxation.
     The South African Mineral and Petroleum Resources Development Act 2002, as read with the Empowerment Charter for the South African Mining Industry, targets the transfer (for fair value) of 26 per cent ownership of existing South African mining assets to historically disadvantaged South Africans (HDSAs) within ten years. Attached to the Empowerment Charter is a “scorecard” by which companies will be judged on their progress towards empowerment and the attainment of the target transfer of 26 per cent ownership. The scorecard also provides that in relation to existing mining assets, 15 per cent ownership should vest in HDSAs within five years of 1 May 2004. Rio Tinto anticipates that the government of South Africa will continue working towards the introduction of new royalty payments in respect of mining tenements, expected to become effective during 2009.

Environmental regulation
Rio Tinto measures its performance against environmental regulation referred to in the previous section by rating incidents on a low, moderate, high, or critical scale of likelihood and consequence of impacting the environment. High and critical ratings are reported to the Executive committee and the board Committee on social and environmental accountability, including progress with remedial actions. Prosecutions and other breaches are also used to gauge Rio Tinto’s performance.
     In 2006, there were eight reportable incidents, the same number as in 2005. Three of these incidents resulted in spills which caused minor contamination.
Four operations incurred fines in 2006 amounting to US$56,779 (predominantly relating to incidents in 2005) compared with three operations incurring fines of US$67,900 during 2005. The 2006 fines included:
•	US$38,500 imposed by the Utah State government’s Department of Environmental Quality, Division of Air Quality against Kennecott Utah Copper for exceeding the permissable concentration of emissions offine particles from its smelter near Salt Lake City, Utah on two occasions. However, the mass emission rate was below the threshold permitted.
•	US$12,900 imposed by the United States Environmental Protection Agency following a spill at Greens Creek base and precious metals mine, Alaska of four gallons of diesel fuel during exploration drilling.The company and the drilling contractor have implemented additional controls and training to prevent any further spills.
Further information in respect of the Group’s environmental performance is in the 2006 Sustainable development review available on the Rio Tinto website.

Legal proceedings
Neither Rio Tinto plc nor Rio Tinto Limited nor any of their subsidiaries is a defendant in any proceedings which the directors believe will have a material effect on either Company’s financial position or profitability.

Exploration, research and development
The Group carries out exploration, research and development in support of its activities as described more fully under Operational and Technical Excellence and Exploration on pages 20 and 21, respectively.
Notwithstanding significant increases in cash expenditure, the amounts charged for the year for exploration and evaluation were US$237 million (2005: US$250 million) and for research and development were US$15 million (2005: US$20 million).

Auditors and disclosure of information to auditors
PricewaterhouseCoopers LLP and PricewaterhouseCoopers are the auditors of Rio Tinto plc and Rio Tinto Limited respectively.
     PricewaterhouseCoopers LLP have indicated their willingness to continue in office as auditors of Rio Tinto plc and a resolution to reappoint them as auditors of Rio Tinto plc will be proposed at the 2007 annual general meetings of Rio Tinto plc and Rio Tinto Limited. PricewaterhouseCoopers will continue in office as auditors of Rio Tinto Limited.
     PricewaterhouseCoopers, as the auditors of Rio Tinto Limited, are required to provide an Auditor’s Independence declaration to the directors under Section 307C of the Australian Corporations Act 2001. A copy is set out on page 28.
     No person who was an officer of Rio Tinto during the year was a former partner or director of either Company’s auditors.
Each of the directors at the time this report was approved has confirmed that:
•	so far as he or she is aware, there is no relevant audit information(ie information needed by the Companies’ auditors in connection with preparing their report) of which the auditors are unaware; and
•	he or she has taken all steps that they ought to have taken as adirector in order to make himself or herself aware of any relevant audit information and to establish that the auditors are aware of that information.

Principal accountant fees and services The amounts payable to the Group’s principal auditors, PricewaterhouseCoopers, were:
	2006	2005
	US$m	US$m

Audit fees	10.8	8.3
Fees for other services supplied pursuant to legislation	2.4	3.0
Tax fees	0.8	1.6
All other fees	1.0	2.6

Rio Tinto has adopted policies designed to uphold the independence of the Group’s principal auditors by prohibiting their engagement to provide a range of accounting and other professional services that might compromise their appointment as independent auditors. The engagement of the Group’s principal auditors to provide statutory audit services, other services pursuant to legislation, taxation services and certain other services are pre approved. Any engagement of the Group’s principal auditors to provide other permitted services is subject to the specific approval of the Audit committee or its chairman.
     Prior to the commencement of each financial year the Group’s finance director and its principal auditors submit to the Audit committee a schedule of the types of services that are expected to be performed during the following year for its approval. The Audit committee may impose a US dollar limit on the total value of other permitted services that can be provided. Any non audit service provided by the Group’s principal auditors, where the expected fee exceeds a pre determined level, must be subject to the Group’s normal tender procedures.
     However, in exceptional circumstances the finance director is authorised to engage the Group’s principal auditors to provide such services without going to tender, but if the fees are expected to exceed US$250,000 then the chairman of the Audit committee must approve the engagement.
     The Audit committee adopted policies for the pre approval of permitted services provided by the Group’s principal auditors during 2003. All of the engagements for services provided by the Group’s principal auditors since the adoption of these policies were either within the pre approval policies or approved by the Audit committee. The directors are satisfied that the provision of non audit services by PricewaterhouseCoopers is compatible with the general standard of independence for auditors imposed by relevant regulations, including the Australian Corporations Act 2001, on the basis set out in the

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Directors’ report continued

Report of the Audit committee on page 53.

Financial instruments
Details of the Group’s financial risk management objectives and policies and exposure to risk are described in the Financial review on page 35 of the 2006 Annual report and financial statements.

Value of land
Most of the Group’s interests in mining properties and leases, and in other land and buildings have been included in the financial statements at cost in accordance with its accounting policies. It is not possible to estimate the market value of such interests in land as this will depend on product prices over the long term which will vary with market conditions.

Creditor payments
It is the Group’s policy to agree terms of payments with suppliers when entering into contracts and to meet its obligations accordingly. The Group does not follow any specific published code or standard on payment practice.
     At 31 December 2006, there were 22 days’ (2005: 35 days) purchases outstanding in respect of Rio Tinto Limited and 30 days’ (2005: 18 days) purchases outstanding in respect of Rio Tinto plc, based on the total invoiced by suppliers during the year.

Income and Corporation Taxes Act 1988
The close company provisions of the UK Income and Corporation Taxes Act 1988 do not apply to Rio Tinto plc.

The Directors’ report is made in accordance with a resolution of the board.

Paul Skinner	Leigh Clifford	Guy Elliott
Chairman	Chief executive	Finance director
23 February 2007	23 February 2007	23 February 2007

Directors’ attendance at board and committee meetings during 2006

	Board				Audit		Remuneration		Committee on social		Nominations
					committee		committee		and environmental		committee
									accountability

Name of Director	A	[1,2]	B	[1]	A	B	A	B	A	B	A	B

Tom Albanese[3]	7		7

Ashton Calvert	9		9						4	4	4	4

Sir David Clementi	9		8		7	6	4	4

Leigh Clifford	9		9

Vivienne Cox	9		7		7	7

Sir Rod Eddington	9		8						4	2	4	4

Guy Elliott	9		9

Michael Fitzpatrick[4]	6		6		3	2	1	–

Richard Goodmanson	9		9				4	4	4	4

Andrew Gould	9		8		7	6	4	4

Lord Kerr	9		8		7	7			4	4

David Mayhew	9		9								4	4

Paul Skinner	9		9								4	4

Sir Richard Sykes	9		9				4	4			4	4

Notes
1.	A = Maximum number of meetings the director could have attended; B = Number of meetings attended
2.	Eight of the board meetings were scheduled and one was called at short notice.
3.	Tom Albanese was appointed on 7 March 2006.
4.	Michael Fitzpatrick was appointed on 6 June 2006 and became an Audit committee and Remuneration committee member on the same date.

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Remuneration report

Introduction
This report forms part of the Directors’ report and covers the following information:
•	a description of the Remuneration committee and its duties;
•	a description of the policy on directors’, product group chief executives’ and company secretaries’ remuneration;
•	a summary of the terms of executive directors’ and product group chief executives’ contracts and non executive directors’ letters of appointment;
•	details of each director’s and product group chief executive’s remuneration and awards under long term incentive plans and the link to corporate performance;
•	details of directors’ and product group chief executives’ interests in Rio Tinto shares; and
•	graphs illustrating Group performance, including relative to the HSBC Global Mining Companies’ Index.

Remuneration committee The following independent, non executive directors were members of the Remuneration committee during 2006:
•	Sir Richard Sykes (chairman)
•	Sir David Clementi
•	Michael Fitzpatrick
•	Richard Goodmanson
•	Andrew Gould

The committee met four times during 2006 and members’ attendance is set out on page 36. The committee’s responsibilities are set out in its Terms of Reference, which can be viewed on Rio Tinto’s website. They include:
•	recommending remuneration policy relating to the executives to the board;
•	reviewing and determining the remuneration of the product group chief executives and the company secretary of Rio Tinto plc;
•	reviewing and agreeing management’s strategy for remuneration and conditions of employment for managers other than the executives;
•	monitoring the effectiveness and appropriateness of general executive remuneration policy and practice; and
•	reviewing the chairman’s fees.

Jeffery Kortum, global practice leader, Remuneration, attends the committee’s meetings in an advisory capacity. The chairman, Paul Skinner, the chief executive, Leigh Clifford, and Tom Albanese, the chief executive designate, also participated in meetings at the invitation of the committee, but were not present when issues relating to their own remuneration were discussed. Anette Lawless, the company secretary of Rio Tinto plc, acts as secretary to the committee, but was not present when issues relating to her remuneration were discussed.
     In 2004, the committee appointed Kepler Associates, an independent remuneration consultancy, to provide advice on executive remuneration matters. Apart from providing specialist remuneration advice, Kepler Associates has no links to the Group.
     To carry out its duties in accordance with its Terms of Reference, the committee monitors global remuneration trends and developments and draws on a range of external sources of data, in addition to that supplied by Kepler Associates, including publications by remuneration consultants Towers Perrin, Hay Group, Mercer and Watson Wyatt.

Corporate governance
The committee reviewed its Terms of Reference in 2006 and concluded that, in the course of its business, it had covered the main duties set out in the Combined Code on Corporate Governance, published by the UK Financial Reporting Council (the Code), and Principle 9 of the Australian Securities Exchange (ASX) Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations (the ASX Principles), and was constituted in accordance with the requirements of the Code and the ASX Principles.
     The board considered the performance of the committee and confirmed that the committee had satisfactorily performed the duties set out in its Terms of Reference.

The 2005 Remuneration report was approved by shareholders at the 2006 annual general meetings.

Executive remuneration
Rio Tinto is subject to a number of different reporting requirements for the contents of the Remuneration report. The Australian Corporations Act requires certain disclosures in respect of the five highest paid executives below board level, and Australian and International accounting standards (AASB 124 and IAS 24 respectively) both require additional disclosures for “key management personnel”. The board has considered the definition of “key management personnel” and has decided that, in addition to the executive and non executive directors, they comprise the six product group chief executives. In 2006, the five highest paid executives below board level in respect of whom disclosures are required are all product group chief executives. Throughout this report, the executive directors and the product group chief executives will collectively be referred to as the executives.

Board policy
Rio Tinto operates in global, as well as local markets, where it competes for a limited resource of talented executives. It recognises that to achieve its business objectives, the Group needs high quality, committed people.
     Rio Tinto has therefore designed an executive remuneration policy to support its business goals by enabling it to attract, retain and appropriately reward executives of the calibre necessary to produce very high levels of performance. This policy is regularly reviewed to take account of changing market, industry and economic circumstances, as well as developing Group requirements.
The main principles of the Group’s executive remuneration policy are:
•	to provide total remuneration which is competitive in structure and quantum with comparator companies’ practices in the regions and markets within which the Group operates;
•	to achieve clear alignment between total remuneration and delivered business and personal performance, with particular emphasis on shareholder value creation and performance in the health, safety and environmental areas;
•	to link variable elements of remuneration to the achievement of challenging performance criteria that are consistent with the best interests of the Group and shareholders over the short, medium and long term;
•	to provide an appropriate balance of fixed and variable remuneration;and
•	to provide appropriate relativities between executives within Rio Tinto,in order to support executive placements to meet the needs of the Group.

The composition of total remuneration packages for management, including the remuneration of the company secretaries, is designed to provide an appropriate balance between fixed and variable components. This is in line with Rio Tinto’s stated objective of aligning total remuneration with personal and business performance. Details of the executives’ remuneration composition are set out in Table 1 on page 44.
      The Group’s return to shareholders over the last five years is set out in the table on page 40.

Remuneration components
Base salary
Base salaries for executives are reviewed annually and adjusted as necessary, taking into account the nature of the individual executive’s role, external market trends and business and personal performance. The Remuneration committee uses a range of international companies of a similar size, global reach and complexity to make this comparison.
     Executive remuneration is explicitly related to business performance through the following long and short term arrangements:

Short term incentive plan (STIP) STIP is a cash bonus plan, designed to support overall remuneration policy by:
•	focusing participants on achieving calendar year performance goals which contribute to sustainable shareholder value; and

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Remuneration report continued

•	providing significant bonus differential based on performance against challenging personal, business, and other targets, including safety.

The Remuneration committee reviews and approves performance targets and objectives for executives annually. Executive directors’ STIP payments are linked to three performance criteria: Group financial performance, Group safety performance and personal performance. Product group chief executives’ STIP payments are linked to Group and product group financial performance, product group safety performance and personal performance. Group and product group financial performance is partly measured on an actual underlying earnings basis and partly on a basis normalised for fluctuations of market prices and exchange rates.
     The target level of bonus for executives for 2007 is 60 per cent of salary, the same as 2006. Executives may receive up to twice their target (ie up to 120 per cent of salary) for exceptional performance against all criteria.
     Details relating to STIP awards for 2006 are on page 41.

Long term incentives
Shareholders approved two long term incentives for senior employees including executives at the annual general meetings in 2004, the Share Option Plan and the Mining Companies Comparative Plan.
     These are intended to provide the Remuneration committee with a means of linking management’s rewards to Group performance. Total shareholder return (TSR) was, at the time of the introduction of these plans, considered the most appropriate measure of a company’s performance for the purpose of share based long term incentives and a TSR performance measure was therefore applied to both plans. The committee intends to review the incentive structure and performance criteria over the next 12 months to ensure continued relevance and effectiveness.

Share Option Plan (SOP)
Each year, the Remuneration committee considers whether a grant of options should be made under the SOP, and if so, at what level. In arriving at a decision, the committee takes into consideration the personal performance of each executive as well as local remuneration practice. The maximum grant under the SOP is three times salary, based on the average share price over the previous financial year. Under the SOP, options are granted to purchase shares at a weighted average market price using the closing share price for the five days preceeding the grant. No options are granted at a discount and no amount is paid or payable by the recipient upon grant of the options. Grants made to executives are set out in Table 5 on page 48.
     No options will become exercisable unless the Group has met stretching performance conditions. In addition, before approving any vesting and regardless of performance against the respective performance conditions, the Remuneration committee retains discretion to satisfy itself that the TSR performance is a genuine reflection of underlying financial performance.
     Under the plan, vesting is subject to Rio Tinto’s TSR equalling or outperforming the HSBC Global Mining Index over a three-year performance period. The HSBC Global Mining Index covers the mining industry in 26 countries. Rio Tinto’s TSR is calculated as a weighted average of the TSR of Rio Tinto plc and Rio Tinto Limited. If TSR performance equals the index, the higher of one third of the original grant or 20,000 options will vest (subject to the actual grant level not being exceeded). The full grant vests if the TSR performance is equal to or greater than the HSBC Global Mining Index plus five per cent per annum. Historically, TSR performance at this level has been equivalent to the upper quartile of companies in the index. Between these points, options vest on a sliding scale, with no options becoming exercisable for a three year TSR performance below the index.
     Options granted under the 2004 plan before 31 December 2006 will be subject to a single fixed base re-test five years after grant if they have not vested after the initial three year performance period, with options granted after 31 December 2006 not subject to any re-test. These latter options will, therefore, lapse if they do not vest at the conclusion of the three year performance period.

Prior to any options being released to participants for exercise, the Group’s performance against the criteria relevant to the SOP is examined and verified by the external auditors. If Rio Tinto were subject to a change of control or a company restructuring, options would become exercisable subject to the satisfaction of the performance condition measured at the time of the takeover or restructure.
     Where an option holder dies in service, qualifying options vest immediately, regardless of whether the performance conditions have been satisfied. The estate will have 12 months in which to exercise the options.
     All SOP grants made prior to 2004 under the rules approved by shareholders in 1998 have now vested in full. The SOP grant made in 2004 was due for testing against the performance condition in 2007. The performance condition was not achieved and these options have therefore not vested.
     SOP options may, upon exercise, be satisfied by treasury shares, the issue of new shares or the purchase of shares on market.

Mining Companies Comparative Plan (MCCP)
Rio Tinto’s performance share plan, the MCCP, provides participants with a conditional right to receive shares. The maximum conditional award under the current MCCP is two times salary, calculated using the average share price over the previous financial year. Awards made to executive directors and product group chief executives are set out in Table 4 on page 47.
     The conditional awards will only vest if performance conditions approved by the committee are satisfied. Again, were there to be a change of control or a company restructuring, the awards would only vest subject to the satisfaction of the performance condition measured at the time of the takeover or restructuring. Additionally, if a performance period is deemed to end during the first 12 months after the conditional award is made, that award will be reduced pro-rata. These conditional awards are not pensionable.
     The performance condition compares Rio Tinto’s TSR with the TSR of a comparator group of 15 other international mining companies over the same four year period. The composition of this comparator group is reviewed regularly by the committee to provide continued relevance in a consolidating industry. The members of this group relevant to the 2006 conditional award are listed at the bottom of the ranking table at the foot of this page. The comparator group for the 2007 conditional award will be determined by the Remuneration committee prior to approving the award.
     The following table shows the percentage of each conditional award which will be received by executives based on Rio Tinto’s four year TSR performance relative to the comparator group for conditional awards made after 1 January 2004:

Ranking in comparator group
Percentage vesting:
1st-2nd	3rd	4th	5th	6th	7th	8th	9th-16th

150	125	100	83.75	67.5	51.25	35	0

The historical ranking of Rio Tinto in relation to the comparator group is shown in the following table:

Ranking of Rio Tinto versus comparator companies

Period	Ranking out of 16	Period	Ranking out of 16
1993–97	4	1998–02	3
1994–98	4	1999–03	7
1995–99	2	2000–04	11
1996–00	2	2001–05	10
1997–01	2	2002–06	10
Comparator companies for the 2006 Conditional Award were: Alcan, Alcoa, Anglo American, Barrick Gold, BHP Billiton, Cameco Corporation, Cia Vale do Rio Doce, Freeport, Grupo Mexico, INCO, Newmont, Peabody, Phelps Dodge, Teck Cominco and Xstrata

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Before awards are released to participants, the external auditors and Kepler Associates independently review the Group’s TSR performance compared to that of the comparator companies.
     Awards are released to participants as either Rio Tinto plc or Rio Tinto Limited shares or as an equivalent amount in cash. In addition, for MCCP Conditional Awards made after 1 January 2004, a cash payment equivalent to the dividends that would have accrued on the vested number of shares over the four year period will be made to executives.
     Shares to satisfy the vesting may be treasury shares, shares purchased in the market, by subscription, or, in the case of Rio Tinto Limited, transfers of existing shares.

New restricted share plan
The Remuneration committee has approved a restricted share plan for senior employees below director and product group chief executive level. The new plan is designed to support the Group’s ability to attract and retain key staff in an increasingly tight and competitive labour market. Under the new plan, eligible employees may receive a conditional award of shares which will vest, wholly or partly, when performance conditions laid down by the Remuneration committee at the time of the award have been satisfied. Shares to satisfy these awards will be purchased in the market. No directors are eligible to participate and no new shares will be issued to satisfy awards under this plan.

Post employment benefits
Under current pension arrangements, executives in the UK can take their pension benefits unreduced for early payment from the age of 60. Executives with Australian employment contracts would normally be expected to retire at age 62. In 2004, Leigh Clifford’s contractual retirement age was reduced from 62 to 60, with a corresponding change to his retirement arrangements.

United Kingdom
Guy Elliott and Tom Albanese participate in the non contributory Rio Tinto Pension Fund, a funded occupational pension scheme approved by HM Revenue and Customs. The Fund provides both defined benefit and defined contribution benefits. In April 2005, the defined benefit section of the Fund was closed to new participants.
     Members of the defined benefit section of the Fund who retire early may draw a pension reduced by approximately four per cent a year for each year of early payment. Spouse and dependants’ pensions are also provided. Pensions paid from this section are guaranteed to increase annually in line with increases in the UK Retail Price Index subject to a maximum of ten per cent per annum. Increases above this level are discretionary.
     During 2006, there was no requirement for Company cash contributions to be paid into the Rio Tinto Pension Fund.
     Rio Tinto reviewed its pension policy in the light of the legislation changes introduced from April 2006. The Rio Tinto Pension Fund was amended to incorporate a fund specific limit equivalent to the earnings cap for all members previously affected; unfunded benefits continue to be provided, where already promised, on pensionable salary above the fund specific limit.
     Guy Elliott is accruing a pension of 2.3 per cent of basic salary for each year of service with the Company to age 60. Proportionally lower benefits are payable on leaving service or retirement prior to the age of 60. The unfunded arrangements described above will be utilised to deliver this promise to the extent not provided by the Fund.
     Rio Tinto plc exercised discretion to allow Tom Albanese to join the Rio Tinto Pension Fund as a member of the defined benefit section on 1 July 2006 in recognition of his participation in one of the US defined benefit pension arrangements offered by Rio Tinto prior to that date. He is accruing a pension of two thirds of basic salary payable at the normal retirement age of 60, subject to completion of 20 years’ service with the Group, inclusive of benefits accrued under the US pension arrangements. Proportionally lower benefits are payable for shorter service or, if having attained 20 years’ service, retirement is taken prior to the age of 60. His benefits under the Rio Tinto Pension Fund are restricted to the fund specific limit, with the balance provided through unfunded arrangements.

Australia
Leigh Clifford is a member of the Rio Tinto Staff Superannuation Fund, a funded superannuation fund regulated by Australian legislation. The fund provides both defined benefit and defined contribution benefits. Leigh Clifford is a defined benefit member, accruing lump sums payable on retirement. Retirement benefits are limited to a lump sum multiple of up to seven times final basic salary at age 62, although, as stated above, Leigh Clifford will retire at age 60. For retirement after 62, the benefit increases to up to 7.6 times average salary at age 65.
     Death in service and disablement benefits are provided as lump sums and are equal to the prospective age 65 retirement benefit. Proportionate benefits are also payable on termination of employment for ill health or resignation.
     Executives are not required to pay contributions. During 2006, Company cash contributions were paid into the Rio Tinto Staff Superannuation Fund to fund members’ defined benefit and defined contribution benefits.

Other pensionable benefits
The percentage of total remuneration which is dependent on performance is substantial. For Australian participants annual STIP awards are pensionable up to a maximum value of 20 per cent of basic salary. This results in a defined contribution payment equivalent to 20 per cent of the pensionable component of STIP and does not impact the defined benefit component. For the UK executive directors basic pay only is pensionable.
     Details of directors’ pension and superannuation entitlements are set out in Table 2 on page 46.

Performance and non performance related remuneration
Total remuneration is a combination of fixed and performance related elements, each of which is described in this report. In addition, some executives have specific arrangements for remuneration outside these core elements. They include expatriate/secondment packages, which may include items such as housing benefit, assistance with incremental school fees and tax equalisation. Other compensation includes medical insurance, the provision of a company car and fuel, or an allowance in lieu, 401k contributions in the USA, annual leave accruals and professional advice. The total remuneration for executives shown in Table 1 includes these non performance related items, which are specific to the circumstances of each executive.
     The performance related, or variable, elements are the short and long term incentive plans, which are linked to achievement of business and personal performance goals and are, therefore, “at risk”. The rest of the elements of the package are “fixed”, as they are not at risk, although some, such as base salary, are also related to performance.
     Excluding post employment costs and expatriate secondment costs, employment costs and other benefits, the proportion of total direct remuneration provided by way of variable components, assuming target levels of performance, is approximately 68 per cent for the chief executive, 62 per cent for the finance director and between 62 per cent and 68 per cent for the product group chief executives. Variable components comprise the Short Term Incentive Plan, the Share Option Plan and the Mining Companies Comparative Plan (STIP, SOP and MCCP). The actual proportion of total direct remuneration provided by way of variable components is set out in Table 1 on page 44 and may differ from these target percentages depending on Company and personal performance.

Share based remuneration not dependent on performance
Executives may participate in share and share option plans that apply to all employees at particular locations and for which neither grant nor vesting is subject to the satisfaction of a performance condition. These plans are consistent with standard remuneration practice whereby employees are offered share and option plan participation as part of their employment entitlements in order to encourage alignment with the long term performance of the Company.
     Executives employed in the Rio Tinto plc part of the Group may participate in the Rio Tinto plc Share Savings Plan, a savings-related plan which is open to employees in the UK and elsewhere.

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Remuneration report continued

Under the plan, participants can save up to £250 per month, or equivalent in local currency, for a maximum of five years. At the end of the savings period participants may exercise an option over shares granted at a discount of up to 20 per cent to the market value at the time of the grant. The number of options to which participants are entitled is determined by the option price, the savings amount and the length of the savings contract. No consideration is paid or payable by the participant on receipt of the options. The UK section of this plan is Inland Revenue approved.
     Eligible UK employees, including some of the executives, may also participate in the Rio Tinto Share Ownership Plan, an Inland Revenue approved share incentive plan which was approved by shareholders at the 2001 annual general meeting and introduced in 2002. Under this plan, participating employees can save up to £125 per month, which the plan administrator invests in Rio Tinto plc shares. Rio Tinto matches these purchases on a one-for-one basis. In addition, eligible employees may receive an annual award of Rio Tinto shares up to a maximum of five per cent of salary, subject to a cap of £3,000.
     Executives employed in the Rio Tinto Limited part of the Group may elect to participate in the Rio Tinto Limited Share Savings Plan, also introduced in 2001, which is similar to the Rio Tinto plc Share Savings Plan.

Service contracts
Each of the executives has a service contract with a Group company.
      It is the Group’s policy that executives’ service contracts have no fixed term but are capable of termination giving no less than 12 months’ notice. Notice periods for executives are as follows:

Notice periods
Name	Date of	Notice	Remaining
	Agreement	period	service period
if less than
12 months
Executive directors
Leigh Clifford	30 Mar 2005	12 months	7 months
Guy Elliott	19 Jun 2002	12 months	N/A
Tom Albanese	10 Apr 2006	12 months	N/A
Product group chief executives
Preston Chiaro	30 Sep 2003	12 months	N/A
Oscar Groeneveld	1 Oct 2004	12 months	N/A
Bret Clayton	1 Jun 2006	12 months	N/A
Keith Johnson	12 Mar 2004	12 months	N/A
Andrew Mackenzie	4 May 2004	12 months	N/A
Sam Walsh	3 Aug 2004	12 months	N/A

Termination payments
Rio Tinto has retained the right to pay executives in lieu of notice. Given the wide variety of possible circumstances leading to early termination, the executives’ service contracts do not provide explicitly for compensation, but in the event of early termination, it is the Group’s policy to act fairly in all circumstances and the duty to mitigate would be taken into account. Compensation would not provide unmerited reward for poor performance.
     There were no termination payments made in 2006.

Shareholding policy
In 2002, the committee decided that it would be appropriate to encourage executives to build up a substantial shareholding, aiming to reach a holding equal in value to two times base salary over five years. Details of executives’ share interests in the Group are set out in Table 3 on page 46.
     In 2006, the board recommended that non executive directors be encouraged to build up a shareholding equal in value to one year’s base fees. To help facilitate this, the Companies have put in place share purchase plans under which non executive directors can elect to invest a proportion of their fees net of tax on a regular basis.

Remuneration paid in 2006
Performance of Rio Tinto, product groups and individual executives
2006 was another year of strong operational performance and was the third successive year of record results for the Group.
     To illustrate the performance of the Companies relative to their markets, graphs showing the performance of Rio Tinto plc in terms of TSR over the last five years, compared to the FTSE 100 Index and Rio Tinto Limited compared to the ASX All Ordinaries Index are reproduced below. A graph showing Rio Tinto’s performance relative to the HSBC Global Mining Index is also included to illustrate the performance of Rio Tinto relative to other mining companies.

The effect of this performance on shareholder wealth, as measured by TSR, is detailed in the following table and the relationship between TSR and executive remuneration is discussed in the Executive remuneration and Remuneration components sections above.

Rio Tinto shareholder return 2002-2006

Year	Dividends	Share price –		Share price –		Total shareholder return
	paid	Rio Tinto plc		Rio Tinto Limited		(TSR)
	during	pence		A$
	the year

	US cents					plc	Ltd	Combined
	per share	1Jan	31 Dec	1 Jan	31 Dec	%	%	%

2006	191.5	2,655	2,718	69.00	74.30	6.3	12.2	7.6
2005	83.5	1,533	2,655	39.12	69.00	77.5	81.3	78.4
2004	66.0	1,543	1,533	37.54	39.12	1.7	7.4	3.0
2003	60.5	1,240	1,543	33.95	37.54	27.9	14.7	24.8
2002	68.5	1,316	1,240	37.21	33.95	(2.3)	(5.4)	(3.0)

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Rio Tinto Group and product group performance during 2006, and over relevant performance periods ending at 31 December 2006, impacted executives’ remuneration as follows:

Share based awards:
•	MCCP – Rio Tinto ranked tenth in the sixteen company comparator group at the completion of the four-year performance period ending 31 December 2006, resulting in zero vesting of the conditional award made to executives who were directors at the date of the conditional award. This group included Leigh Clifford, Guy Elliott and Oscar Groeneveld. The vesting shown in Table 4 on page 47, for other product group chief executives, where relevant, is in accordance with the performance condition applicable to the 2003 award and represents 25 per cent of the original awards.
•	SOP – Rio Tinto TSR growth over the three years ending 31 December 2006 did not achieve the level required by the applicable performance condition. This grant will therefore not vest in 2007, but will be subject to one retest after a further two years.

Annual cash bonus
Cash bonuses (STIP) in respect of the 2006 performance period, to be paid in March 2007, are set out in Table 1 on page 44 and the percentages awarded to each executive (or forfeited) are set out in the table on page 42. These bonuses were approved by the committee on the basis of delivered performance against financial, safety and personal targets and objectives for each executive.
     Financial performance was assessed against underlying earnings targets for the Group and product groups as relevant and established by the committee at the commencement of the performance period. The potential impact of fluctuations in exchange rates and some prices are outside the control of the Group. The committee therefore compares, on an equal weighting basis, both actual results and underlying performance. This approach is designed to ensure that the annual bonus reflects financial results and addresses underlying performance excluding the impact of prices and exchange rates. The committee retains discretion to consider underlying business performance in deciding STIP awards.
     The safety measures included Group or relevant product group lost time injury frequency rates (LTIFR) and overall assessment of progress against improvement targets in other safety measures, including all injury frequency rates (AIFR). These measures are chosen as they reflect the priority of safety at all Rio Tinto operations.
     Personal performance targets and objectives were established for each executive at the start of the performance period. These comprise a balanced set of measures for each individual that reflect current operational performance, as well as progress on initiatives and projects designed to grow the value of each business unit and the Rio Tinto portfolio. The targets and objectives chosen enable personal performance and the benefit accruing to shareholders in the long term to be mirrored in each of the executives’ “at risk” remuneration.
     To achieve linkage between business/financial and personal/non-financial performance and remuneration, each executive director’s STIP payment is calculated as a percentage of salary in accordance with the formula set out below:

For each product group chief executive, STIP payments are calculated as a percentage of salary in accordance with the formula set out below:

Strong Group financial performance for 2006 resulted in a STIP score at 117.2 per cent for this component. Financial performance for each product group varied and the Remuneration committee approved STIP scores ranging from 81 per cent of target to 120 per cent of target (maximum is 133 per cent) for this component. Group safety performance resulted in the Remuneration committee approving a score of 120 per cent of target (maximum is 133 per cent) for this component.
     Product group safety performance varied and STIP scores ranged from 90 per cent of target to 150 per cent of target (where 150 per cent is the maximum achievable) for this component. Consequently, total STIP awards for executives ranged from 68.7 per cent to 92 per cent of salary (57 per cent to 77 per cent of maximum).
     Each of the results set out below therefore reflect the above, including a second successive year of record results, strong operational performance and portfolio initiatives to secure future value for the business across the Group, as well as individual considerations as outlined:

Leigh Clifford
•	The committee assessed personal performance as above target and the overall STIP award was 153.3 per cent of target (76.6 per cent of maximum).

Guy Elliott
•	The committee assessed personal performance as above target and the overall STIP award was 153.3 per cent of target (76.6 per cent of maximum).

Tom Albanese
•	The committee assessed product group financial and safety performance as well as personal performance as above target. The overall STIP award was 147.6 per cent of target (73.8 per cent of maximum).

Preston Chiaro
•	The committee assessed product group financial performance as below target and safety and personal performance as above target. The overall STIP award was 114.5 per cent of target (57.3 per cent of maximum).

Bret Clayton (from 1 June 2006)
•	The committee assessed product group financial and safety performance as well as personal performance as above target. The overall STIP award was 133.3 per cent of target (66.6 per cent of maximum).

Oscar Groeneveld
•	The committee assessed product group financial performance and personal performance as above target and safety performance as below target. The overall STIP award was 136.2 per cent of target (68.1 per cent of maximum).

Keith Johnson
•	The committee assessed product group financial and safety performance as well as personal performance as above target. The overall STIP award was 149.7 per cent of target (74.8 per cent of maximum).

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Remuneration report continued

Andrew Mackenzie
•	The committee assessed product group financial and safety performance as well as personal performance as above target. The overall STIP award was 151.5 per cent of target (75.8 per cent of maximum).

Sam Walsh
•	The committee assessed product group financial performance as below target, safety performance at target and personal performance as above target. The overall STIP award was 116.7 per cent of target (58.3 per cent of maximum).

Share based payment – long term incentives granted in 2006
Options over either Rio Tinto plc or Rio Tinto Limited shares as appropriate were granted to each executive under the Share Option Plan on 7 March 2006. The Remuneration committee reviewed the performance condition applicable to this grant and confirmed that vesting will be dependent on Rio Tinto’s TSR relative to the HSBC Global Mining Index over a three year performance period. Share options granted are included in Table 5 on page 48.
     A conditional award of performance shares in either Rio Tinto plc or Rio Tinto Limited shares was made to each executive under the MCCP on 7 March 2006. The Remuneration committee reviewed the performance condition applicable to the conditional award and confirmed that vesting will be dependent on Rio Tinto’s TSR relative to 15 other mining companies.
     The percentages of maximum bonuses made to executives in respect of 2006 and grants vested in respect of performance periods ending 31 December 2006, as well as the percentages forfeited because the relevant Company or individual did not meet the performance criteria required for full vesting, are as follows:

Bonuses and grants made during or in respect of 2006

		STIP Cash	[1]	SOP Options		[2]	MCCP Shares		[3]
	% of	% of		%	%		%	%
	maximum	maximum		vested	forfeited		vested	forfeited
	vested	forfeited
Leigh Clifford	76.6	23.4		–	–		–	100
Guy Elliott	76.6	23.4		–	–		–	100
Tom Albanese	73.8	26.2		–	–		25	75
Preston Chiaro	57.3	42.7		–	–		25	75
Bret Clayton	66.6	33.4		–	–		25	75
Oscar Groeneveld	68.1	31.9		–	–		–	100
Keith Johnson	74.8	25.2		–	–		25	75
Andrew Mackenzie[4]	75.8	24.2		–	–		–	–
Sam Walsh	58.3	41.7		–	–		25	75

1.	Paid in March 2007 in respect of 2006.
2.	There was no vesting of the 2004 SOP options in March 2007.
3.	Vesting of 2003 Conditional Award in February 2007.
4.	Andrew Mackenzie joined in 2004 after the 2003 MCCP award had been made.

The estimated maximum and minimum total value of bonuses and share and option-based compensation for the 2007 financial year are set out in the following table.

Minimum and maximum total bonuses and grants 2007

		STIP Cash[1]	SOP Options		MCCP Shares
	Potential range of		(% of March		(% of March
	bonus payments in		2007 salary)[2,3]		2007 salary)[2,4]
	March 2008 in
	respect of 2007
	Min	Max	Min	Max	Min	Max
	US$	US$
Leigh Clifford[5]	–	2,231,890	–	300	–	200
Guy Elliott	–	1,449,432	–	200	–	140
Tom Albanese	–	1,451,788	–	300	–	200
Preston Chiaro	–	792,000	–	300	–	200
Bret Clayton	–	696,000	–	300	–	200
Oscar Groeneveld	–	1,355,640	–	200	–	140
Keith Johnson	–	930,936	–	200	–	140
Andrew Mackenzie	–	1,025,208	–	200	–	140
Sam Walsh	–	1,279,800	–	200	–	140

1.	Based on eligibility at 1 March 2007 at exchange rates of £1 = US$1.964 and A$1 = US$0.790.
2.	Grant/Conditional Award based on the average share price during 2006.
3.	SOP Options to be granted in 2007 may, subject to achievement of the performance condition, vest in 2010. The maximum value of these options at the date of vesting would be calculated by multiplying the number of vested options by the intrinsic value at that time (ie the difference between the option exercise price and the current market price).
4.	MCCP performance shares to be awarded conditionally in 2007 may, subject to achievement of the performance condition, vest in 2011. The maximum value of these shares at the date of vesting would be calculated by multiplying the number of vested shares by the intrinsic value at that time (ie the current market price plus, the value of dividends “earned” on the vested shares during the performance period).
5.	Leigh Clifford’s STIP, SOP option grant and MCCP conditional award will be reduced proportionally to reflect the actual proportion of 2007 he was an employee of the Group.

OTHER DISCLOSURES
Executives’ external and other appointments
Executives are likely to be invited to become non executive directors of other companies. Rio Tinto believes that such appointments can broaden their experience and knowledge, to the benefit of the Group. It is Group policy to limit executives’ external directorships to one FTSE 100 company or equivalent and they are not allowed to take on the chairmanship of another FTSE 100 company.
     Consequently, where there is no likelihood that such directorships will give rise to conflicts of interests, the board will normally give consent to the appointment, with the executive permitted to retain the fees earned. Details of fees earned are set out in the notes to Table 1 on page 44.
     Executives have agreed to waive any fees receivable from subsidiary and associated companies. One executive director waived US$1,390 during the period (2005: Nil).

Company secretary remuneration
The broad policy described above applies to the company secretary of each of Rio Tinto plc and Rio Tinto Limited. The secretaries participate in the same performance based remuneration arrangements as the executives. The individual performance measures for the secretaries’ annual cash bonus comprise Group and personal measures. Their personal measures reflect the key responsibilities of the company secretarial role and included ensuring compliance with regulatory requirements, oversight of good corporate governance practice and the provision of corporate secretarial services.

Chairman and non executive director remuneration
 Remuneration policy
Reflecting the board’s focus on long term strategic direction and corporate performance rather than short term results, remuneration for the chairman and non executive directors is structured with a fixed fee component only, details of which are set out below and in Table 1 on page 44. The board as a whole determines non executive directors’ fees, although non executive directors do not vote on any changes to their own fees. Fees are set to reflect the responsibilities and time spent

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by the directors on the affairs of Rio Tinto. To reflect the commitment expected from directors, as well as market practice for similar companies, fees for committee chairmen and members were reviewed in December 2006. The new fees are set out below.
     It is Rio Tinto’s policy that the chairman should be remunerated on a competitive basis and at a level which reflects his contribution to the Group, as assessed by the board. The chairman is not present at any discussion regarding his own remuneration and he does not participate in the Group’s incentive plans or pension arrangements.

Letters of appointment
Non executive directors have formal letters of appointment setting out their duties and responsibilities. These letters are available for inspection at Rio Tinto plc’s registered office prior to the annual general meeting and at the meeting itself. Each non executive director is appointed subject to periodic re-election by shareholders as detailed on page 50. There are no provisions for compensation payable on termination of any non executive director’s appointment.
     The chairman’s letter of appointment summarises his duties as chairman of the Group and was agreed by the Remuneration committee. It stipulates that he is expected to dedicate at least three days per week on average to carry out these duties. The letter envisages that Paul Skinner will continue in the role of chairman until he reaches the age of 65 in 2009, subject to re-election as a director by shareholders, although the appointment may be terminated by either Rio Tinto or Paul Skinner giving six months’ notice. Other than in this case, there is no provision for compensation payable on termination of his chairmanship or directorship.

Remuneration components
The following table sets out the annual fees payable to the chairman and the non executive directors in £/A$ as appropriate.

	As at		As at
	31 Dec 2006		1 Jan 2006

Base fees:
Chairman	£630,000		£600,000
Other directors	£60,000	/	£60,000	/
	A$150,000	/	A$150,000
Additional fees:
Senior independent director	£35,000		£35,000
Audit committee chairman	£30,000		£20,000
Audit committee member	£15,000	/	£10,000
	A$37,500
Remuneration committee chairman	£20,000		£15,000
Remuneration committee member	£10,000	/	£5,000
	A$25,000
Committee on social and environmental
accountability chairman	£20,000		£10,000
Committee on social and environmental	£7,500	/	£3,000	/
accountability member	A$18,750		A$7,500

Overseas meeting allowances:
Long distance (flights over	£4,000	/	£4,000	/
10 hours per journey)	A$10,000		A$10,000
Medium distance (flights of	£2,000	/	£2,000	/
5-10 hours per journey)	A$5,000		A$5,000

No additional fee is payable to the chairman or members of the Nominations committee although this arrangement remains subject to review and will depend on the volume of committee business in future.
     Rio Tinto does not pay retirement benefits or allowances to non executive directors, nor do any of them participate in any of the Group’s incentive plans. Where the payment of statutory minimum superannuation contributions for Australian non executive directors is required by the Australian superannuation guarantee legislation, these contributions are deducted from the directors’ overall fee entitlements.

Remuneration paid during 2006
Details of the nature and amount of each element of remuneration paid to the chairman and non executive directors during 2006 are set out in Table 1 on page 44. No post employment, long term or termination payments were paid and no share based payments made.

Auditable information
Under Part 3 of Schedule 7A to the United Kingdom Companies Act 1985, the information included in respect of the directors in the table immediately below, the information about the directors’ short term employee benefits (excluding employment costs), defined contribution pension costs and termination benefits in Table 1, 4 and 5 are auditable.
     The Australian Securities Investments Commission issued an order dated 27 January 2006 (and amended on 22 December 2006) under which the information included in the Remuneration report to comply with paragraph 25 of Australian Accounting Standard AASB 124 “Related Party Disclosures” (relating to “key management personnel” compensation) is also auditable. This information comprises Tables 1, 3, 4 and 5 and the disclosures provided under the headings Executive remuneration, Remuneration components, Remuneration paid in 2006 and chairman and non executive director remuneration.

Directors’ total remuneration as defined under Schedule 7A of the Companies Act 1985
	2006	2005
	US$’000	US$’000

Chairman
Paul Skinner	1,147	1,049

Non executive directors
Ashton Calvert	179	132
Vivienne Cox	136	107
Sir David Clementi	153	138
Leon Davis	–	95
Sir Rod Eddington	130	43
Michael Fitzpatrick	109	–
Sir Richard Giordano	–	80
Richard Goodmanson	156	127
Andrew Gould	171	142
Lord Kerr	142	130
David Mayhew	148	122
John Morschel	–	43
Sir Richard Sykes	217	188

Executive directors
Robert Adams	–	220
Tom Albanese	1,295	–
Leigh Clifford	3,576	3,093
Guy Elliott	2,070	1,872

Annual general meetings
Shareholders will be asked to vote on this Remuneration report at the Companies’ forthcoming annual general meetings.

By order of the board
Anette Lawless
Secretary
Remuneration Committee
23 February 2007

Rio Tinto 2006 Annual review	43

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Remuneration report continued

Table 1 – Directors’ and senior management’s total remuneration

					Short term employee benefits and costs						Other long		Value of share based awards[5]
									term benefits

	Base	Cash	Other cash Non-Monetary				Secondment		Employment		Long		MCCP[6]	SOP[7]	SSP/
	salary	bonus	based		benefits	[2]	costs	[3]	costs	[4]	service	[13]			Others	[8]
Stated in US$’000[1]			benefit	[2]

Chairman

Paul Skinner	1,114	–	31		2		–		145		–		–	–	–

Non executive directors

Ashton Calvert	119	–	53		7		–		9		–		–	–	–

Vivienne Cox	129	–	7		–		–		16		–		–	–	–

Sir David Clementi	138	–	15		–		–		18		–		–	–	–

Leon Davis[16]	–	–	–		–		–		–		–		–	–	–

Sir Rod Eddington	109	–	21		–		–		7		–		–	–	–

Michael Fitzpatrick[11]	74	–	35		–		–		6		–		–	–	–

Sir Richard Giordano[16]	–	–	–		–		–		–		–		–	–	–

Richard Goodmanson	138	–	18		–		–		–		–		–	–	–

Andrew Gould	156	–	15		–		–		–		–		–	–	–

Lord Kerr	135	–	7		–		–		17		–		–	–	–

David Mayhew[12]	133	–	15		–		–		–		–		–	–	–

John Morschel[16]	–	–	–		–		–		–		–		–	–	–

Sir Richard Sykes[12]	202	–	15		–		–		–		–		–	–	–

Executive directors

Robert Adams[16]	–	–	–		–		–		–		–		–	–	–

Tom Albanese[11,13,14]	899	842	–		38		(85)		114		378		(115)	599	13

Leigh Clifford[15]	1,611	1,598	148		3		156		408		–		(1,162)	1,090	3

Guy Elliott	1,016	1,011	28		6		–		258		–		(614)	512	11

Product group chief executives

Preston Chiaro[14]	591	412	21		9		205		26		–		(119)	444	7

Bret Clayton	429	349	50		3		427		36		–		64	102	12

Oscar Groeneveld[13]	962	839	–		37		51		95		359		(606)	418	2

Keith Johnson	663	644	–		35		–		167		–		(54)	325	9

Andrew Mackenzie	737	723	–		32		–		162		–		57	267	11

Chris Renwick[16]	–	–	–		–		–		–		–		–	–	–

Sam Walsh	887	664	–		6		51		110		–		(28)	381	2

2006 Remuneration	10,242	7,082	479		178		805		1,594		737		(2,577)	4,138	70
2006 Totals			20,380				737				1,631

2005 Remuneration	9,223	5,981	422		314		1,568		1,696		737		7,484	4,600	70
2005 Totals			19,204				737				12,154

Notes to Table 1
1.	The total remuneration is reported in US dollars. The amounts, with the exception of the annual cash bonus, can be converted into sterling at the rate of US$1 = £0.5432 or alternatively into Australian dollars at the rate of US$1 = A$1.329, each being the average exchange rate for 2006. The annual cash bonus is payable under the STIP and this may be converted at the 2006 year end exchange rate of US$1 = £0.5092 to ascertain the sterling equivalent or alternatively, US$1 = A$1.2653 to calculate the Australian dollar value.
2.	Other cash and non cash based benefits are described on page 70. Cash based benefits include car, fuel, overseas meeting allowances and cash in lieu of holiday. The amounts shown as paid to non executive directors relate entirely to overseas meeting allowances. Non monetary benefits include heathcare, 401K contributions in the US, the provision of a car, annual leave accruals and professional advice.
3.	Secondment costs comprise housing, education, tax equalisation and relocation payments made to and on behalf of executive directors and product group chief executives living outside their home country. The figure in respect of Tom Albanese reflects a tax refund to the Company during the course of the year.
4.	Employment costs comprise social security contributions and accident insurance premiums in the UK and US and payroll taxes in Australia paid by the employer as a direct additional cost of hire.
5.	The value of share based awards has been determined in accordance with the recognition and measurement requirements of IFRS2 “Share-based Payment”. The fair value of awards granted under the Rio Tinto Share Option Plan (the SOP) and the Rio Tinto Share Savings Plan (the SSP) have been calculated at their dates of grant using an independent lattice based option valuation model provided by external consultants, Lane Clark and Peacock LLP. The fair value of awards granted under the Mining Companies Comparative Plan (the MCCP) has been based on the market price of shares at the measurement date adjusted to reflect the number of awards expected to vest based on the current and anticipated relative TSR performance and, where relevant, for non receipt of dividends between measurement date and date of vest. The failure of the 2003 conditional award to vest for directors reduced the projected value of future awards, as calculated in accordance with the relevant accounting standards. This in turn led to a negative MCCP value arising for certain individuals to offset earlier valuations which are now, under these accounting standards, considered over-valued. Further details of the valuation methods and assumptions used for these awards are included in the note 45 (Share based payments). The non executive directors do not participate in the long term incentive share schemes. The fair value of other share based awards is measured at the purchase cost of the shares from the market.
6.	The number of conditional shares awarded to executive directors and senior executives under the MCCP for the twelve month period ending 31 December 2006 are shown in Table 4 of this report. The MCCP is stated under primary emoluments to reflect the treatment of the plan as a cash settled share based payment.
7.	The award of options to executive directors under the SOP and SSP during the twelve month period up to 31 December 2006 are shown in Table 5 of this report.
8.	Details of other share based awards refer to the Rio Tinto Share Ownership Plan and the SSP, details of which are set out on page 70. Under the Share Ownership Plan UK executives are beneficiaries of free shares up to a maximum value of £3,000 (US$ 5,523) and may also contribute to purchase additional shares where the Company will match their personal contributions up to a maximum of £1,500

44	Rio Tinto 2006 Annual review

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Table 1 – Directors’ and senior management’s total remuneration
Post employment costs				[9]	Termination benefits			Remuneration mix		[10]	Total remuneration

	Pension – Defined		Medical		Post service	Gifts	Fixed as %	At-risk as %	Options as %		2006	2005[13,14]	Currency
	Benefits	Contributions	costs		payments		2006 Total	2006 Total	Total				of actual
Stated in US$’000[1]													payment

Chairman

Paul Skinner	–	–	–		–	–	100.0	–	–		1,292	1,182	£

Non executive directors

Ashton Calvert	–	–	–		–	–	100.0	–	–		188	139	A$

Vivienne Cox	–	–	–		–	–	100.0	–	–		152	120	£

Sir David Clementi	–	–	–		–	–	100.0	–	–		171	154	£

Leon Davis[16]	–	–	–		–	–	–	–	–		–	100	£

Sir Rod Eddington	–	–	–		–	–	100.0	–	–		137	48	£

Michael Fitzpatrick[11]	–	–	–		–	–	100.0	–	–		115	–	£

Sir Richard Giordano[16]	–	–	–		–	–	–	–	–		–	88	£

Richard Goodmanson	–	–	–		–	–	100.0	–	–		156	127	£

Andrew Gould	–	–	–		–	–	100.0	–	–		171	142	£

Lord Kerr	–	–	–		–	–	100.0	–	–		159	145	£

David Mayhew[12]	–	–	–		–	–	100.0	–	–		148	123	£

John Morschel[16]	–	–	–		–	–	–	–	–		–	46	A$

Sir Richard Sykes[12]	–	–	–		–	–	100.0	–	–		217	189	£

Executive directors

Robert Adams[16]	–	–	–		–	–	–	–	–		–	2,114	£

Tom Albanese[11,13,14]	707	–	–		–	–	60.5	39.5	17.7		3,390	3,962	£

Leigh Clifford[15]	346	60	–		–	–	64.1	35.9	25.6		4,261	6,704	£

Guy Elliott	707	–	–		–	–	68.6	31.4	17.5		2,935	3,897	£

Product group chief executives

Preston Chiaro[14]	168	12	5		–	–	58.2	41.8	25.0		1,781	2,983	US$

Bret Clayton	57	13	3		–	–	65.9	34.1	6.6		1,545	900	US$

Oscar Groeneveld[13]	204	50	–		–	–	72.9	27.1	17.5		2,411	3,509	A$

Keith Johnson	385	–	–		–	–	57.5	42.5	15.0		2,174	2,284	£

Andrew Mackenzie	475	–	–		–	–	57.1	42.9	10.9		2,464	2,217	£

Chris Renwick[16]	–	–	–		–	–	–	–	–		–	1,225	A$

Sam Walsh	220	32	–		–	–	56.2	43.8	16.5		2,325	3,151	A$

2006 Remuneration	3,269	167	8		–	–					26,192	35,549
2006 Totals			3,444			–					26,192

2005 Remuneration	2,199	114	12		1,115	14
2005 Totals			2,325			1,129						35,549

(US$ 2,762) per annum. Under these plans Guy Elliott, Keith Johnson and Andrew Mackenzie each received a total of £4,500 (US$8,285). American group product chief executives enjoy a Company matching of personal contribution for shares under the 401k arrangements up to a maximum of US$13,213. The Company matched personal contributions to the following values: Tom Albanese US$13,213, Preston Chiaro US$5,410 and Bret Clayton US$11,534.
9.	The costs shown for defined benefit pension plans and post retirement medical benefits are the service costs attributable to the individual, calculated in accordance with IAS19. The cost for defined contribution plans is the amount contributed in the year by the company
10.	Remuneration mix shows the proportions of total remuneration comprising fixed and variable pay components and the percentage of total remuneration comprising share options only. Fixed pay is represented by base salary, non monetary and other cash benefits, secondment and employment costs, post employment costs, long service payments, termination benefits and voluntary share based awards as detailed in Note 8. Variable pay is made up of the cash bonus and the values of the share based awards related to company performance.
11.	Tom Albanese was appointed an executive director with effect from 7 March 2006, having previously been chief executive Copper and Exploration. The aggregate figure of US$3,390,000 reported above represents his remuneration for the full year. The part year since his appointment as executive director amounted to US$2,413,000 and is made up of short term benefits and costs of US$1,388,000, share based awards of US$360,000 and post employment costs of US$665,000. Michael Fitzpatrick was appointed a non executive director with effect from 6 June 2006. Bret Clayton became chief executive, Copper on 1 July 2006.

12.	David Mayhew’s fees were paid to JPMorgan Cazenove and Sir Richard Sykes’s fees were paid to Imperial College. The fees disclosed above include £10,000 (US$ 18,410) paid to JPMorgan Cazenove for David Mayhew’s attendance at Audit committee meetings in his capacity as advisor.
13.	Prior to Tom Albanese’s appointment as an executive director and Oscar
Groeneveld’s transfer to product group chief executive, Aluminium, and with a view to retaining their services, both were awarded a one-off three year retention bonus in April 2004 of 100 per cent of salary as at 1 March 2007 which may vest in October 2007, if they remain employed by Rio Tinto at that time. The maximum values for Tom Albanese and Oscar Groeneveld are US$1,134,000 and US$1,076,000 respectively. These amounts have been spread equally over the three year period on an accrual basis and are reported here as long service payments of US$378,000 for Tom Albanese and US$359,000 for Oscar Groeneveld. The comparative figures for 2005 have similarly been adjusted and restated.
14.	In 2005, the tax equalisation figures for Tom Albanese and Preston Chiaro, which were included under secondment costs, were overstated by US$524,894 and US$262,517 respectively. The 2005 total remuneration comparative figure shown above has been restated to reflect the adjustment.
15.	In the course of the year, Leigh Clifford received US$139,533 in respect of his non Rio Tinto related directorship.
16.	Leon Davis, Sir Richard Giordano and John Morschel retired on 29 April 2005. Robert Adams died on 27 January 2005 and Chris Renwick received a post retirement payment in 2005.

Rio Tinto 2006 Annual review	45

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Remuneration report continued

Table 2 – Executive directors’ pension entitlements (as at 31 December 2006)

			Accrued benefits				Transfer values

	Age	Years of	At	At	Change in	Change in	At	At	Change, net	Transfer value
		service	31 December	31 December	accrued	accrued	31 December	31 December	of personal	of change
		completed	2005	2006	benefits during	benefit net	2005	2006	contributions	in accrued
					the year	of inflation[1]				benefit net
					ended 31					of inflation[1]
December 2006
			£’000pa	£’000pa	£’000pa	£’000pa	£’000	£’000	£’000	£’000
UK directors			pension	pension	pension	pension

Tom Albanese[2,3]	49	25	115	126	11	7	729	882	153	137

Guy Elliott[2]	51	26	291	335	44	31	3,781	4,484	703	415

			A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000
Australian director			Lump sum	Lump sum	Lump sum	Lump sum

Leigh Clifford [4,5]	59	36	13,877	15,341	1,464	1,006	13,877	15,341	1,464	1,006

Notes to Table 2
1.	Price inflation is calculated as the increase in the relevant retail or consumer price index over the year to 31 December 2006.
2.	Transfer values are calculated in a manner consistent with “Retirement Benefit Schemes – Transfer Values (GN11)” published by the Institute of Actuaries and the Faculty of Actuaries.
3.	Tom Albanese became a director of Rio Tinto plc and Rio Tinto Limited with effect from 7 March 2006; the figures shown cover the whole of 2006. He accrued pension benefits in the US plans for service up to 30 June 2006 and in the UK fund for subsequent service. The transfer value of his benefits in the US plans is represented by the Accumulated Benefit Obligation calculated on the accounting assumptions used for the Group’s post retirement benefits disclosures.

In addition, the employer paid $13,200 in respect of Tom Albanese into a 401k plan in the US for the period.
4.	In addition, A$79,730 was credited to the account belonging to Leigh Clifford in the Rio Tinto Staff Superannuation Fund in relation to the pensionable element of his 2006 performance bonus.
5.	The figures shown for Leigh Clifford include allowance for an enhancement to benefits granted in 2004, whereby his contractual retirement age was reduced from 62 to 60 and the pension multiple at age 60 was increased from 6.65 to 7.0. The figures as at 31 December 2005 shown in the 2005 Financial statements did not include this enhancement. As a result the accrued lump sum shown at the start of the year, of A$13,877,000, is higher than the figure disclosed in the 2005 financial statements, of A$13,147,000.

Table 3 – Directors’ and senior management’s beneficial interests in Rio Tinto shares
	Rio Tinto plc					Rio Tinto Limited					Movemen

	1Jan		31Dec		9Feb	1Jan		31Dec		9Feb	Exercise of		Compensation	[5]	Other [6]
	2006	[1]	2006	[2]	2007	2006	[1]	2006	[2]	2007	Options	[4]

Directors

Tom Albanese[3,7,9]	23,261		41,814		41,814	–		–		–	35,350		3,025		(19,822)

Ashton Calvert	–		–		–	–		–		570	–		–		570

Sir David Clementi	–		147		183	–		–		–	–		–		183

Leigh Clifford	2,100		2,100		2,100	91,255		91,255		91,255	–		–		–

Vivienne Cox	381		528		565	–		–		–	–		–		184

Sir Rod Eddington	–		–		–	–		–		–	–		–		–

Guy Elliott[7]	47,827		48,033		48,043	–		–		–	–		216	–

Michael Fitzpatrick[3]	–		–		–	2,100		2,100		2,100	–		–		–

Richard Goodmanson	–		677		860	–		–		–	–		–		860

Andrew Gould	1,000		1,000		1,000	–		–		–	–		–		–

Lord Kerr	2,300		3,000		3,000	–		–		–	–		–		700

David Mayhew	2,500		2,500		2,500	–		–		–	–		–		–

Paul Skinner	5,409		5,598		5,598	–		–		–	–		–		189

Sir Richard Sykes	2,482		2,569		2,569	–		–		–	–		–		87

Product group chief executives

Preston Chiaro[7,9]	60,762		60,927		60,947	–		–		–	–		–		185

Bret Clayton[3,7,9]	6,640		6,867		6,967	–		–		–	–		–		327

Oscar Groeneveld	3,000		3,000		3,000	79,502		66,790		66,790	80,920		–		(93,632)

Keith Johnson[7]	2,236		17,536		17,546	–		–		–	43,426		1,100		(29,216)

Andrew Mackenzie[10]	39,197		40,456		40,466	–		–		–	–		216		1,053

Sam Walsh	–		–		–	6,570		42,322		42,322	187,118		4,156		(155,522)

Notes to Table 3
1.	Or date of appointment if later.
2.	Or date of retirement or resignation if earlier.
3.	Tom Albanese was appointed executive director on 7 March 2006. Bret Clayton was appointed chief executive Copper on 1 July 2006. Michael Fitzpatrick was appointed non executive director on 6 June 2006.
4.	Shares obtained through the exercise of options under the Rio Tinto Share Savings Plan or the Rio Tinto Share Option Plan. The number of shares retained may differ from the number of options exercised.
5.	Shares obtained through the Rio Tinto Share Ownership Plan and/or vesting of awards under the Mining Companies Comparative Plan.

6.	Share movements due to sale or purchase of shares, shares received under the Dividend Reinvestment Plan, shares purchased/sold through the Rio Tinto America Savings Plan or non executive directors share purchase plan.
7.	These executives also have an interest in a trust fund containing 864 Rio Tinto plc shares at 31 December 2006 (1 January 2006: 835 Rio Tinto plc shares) as potential beneficiaries of the Rio Tinto Share Ownership Trust. At 9 February 2007 this trust fund contained 864 Rio Tinto plc shares.
8.	Shares in Rio Tinto plc are ordinary shares of ten pence each. Shares in Rio Tinto Limited are ordinary shares.
9.	The shareholdings of Tom Albanese, Preston Chiaro and Bret Clayton include Rio Tinto plc ADRs held through the Rio Tinto America Savings Plan.
10.	Andrew Mackenzie’s 31 December 2005 balance was understated in the 2005 Remuneration report by 10 Rio Tinto plc shares.

46	Rio Tinto 2006 Annual review

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Table 4 – Directors’ and senior management’s awards under long term incentive plans
	Mining Companies Comparative Plan								[1]	Plan terms and conditions

	Conditional	Market		1 Jan	Awarded[2]	Lapsed	Vested	31 Dec		Performance	Date		Market		Monetary
	award	price at		2006				2006		period	award		price		value of
	granted	award	[1]							concludes	vests	[3]	at vesting	[4]	vested award
															US$’000	[5]

Executive directors

Tom Albanese	07 Mar 2003	1198	p	19,274	–	14,456	4,818	–		31 Dec 2006	16 Feb 2007		2697	p	255
	22 Apr 2004	1276	p	56,015	–	–	–	56,015		31 Dec 2007
	09 Mar 2005	1839	p	55,951	–	–	–	55,951		31 Dec 2008
	07 Mar 2006	2630	p	–	45,007	–	–	45,007		31 Dec 2009

				131,240	45,007	14,456	4,818	156,973							255

Leigh Clifford[6]	07 Mar 2003	A$30.69		36,341	–	36,341	–	–		31 Dec 2006	–		–		–
	22 Apr 2004	A$33.17		119,581	–	–	–	119,581		31 Dec 2007
	09 Mar 2005	A$47.39		113,324	–	–	–	113,324		31 Dec 2008
	07 Mar 2006	A$69.60		–	84,661	–	–	84,661		31 Dec 2009

				269,246	84,661	36,341	–	317,566							–

Guy Elliott	07 Mar 2003	1198	p	22,923	–	22,923	–	–		31 Dec 2006	–		–		–
	22 Apr 2004	1276	p	51,550	–	–	–	51,550		31 Dec 2007
	09 Mar 2005	1839	p	51,081	–	–	–	51,081		31 Dec 2008
	07 Mar 2006	2630	p	–	40,670	–	–	40,670		31 Dec 2009

				125,554	40,670	22,923	–	143,301							–

Product group chief executives

Preston Chiaro	07 Mar 2003	1198	p	7,352	–	5,514	1,838	–		31 Dec 2006	16 Feb 2007		2697	p	97
	22 Apr 2004	1276	p	46,995	–	–	–	46,995		31 Dec 2007
	09 Mar 2005	1839	p	42,351	–	–	–	42,351		31 Dec 2008
	07 Mar 2006	2630	p	–	34,182	–	–	34,182		31 Dec 2009

				96,698	34,182	5,514	1,838	123,528							97

Bret Clayton	07 Mar 2003	1198	p	4,862	–	3,647	1,215	–		31 Dec 2006	16 Feb 2007		2697	p	64
	22 Apr 2004	1276	p	13,315	–	–	–	13,315		31 Dec 2007
	09 Mar 2005	1839	p	11,539	–	–	–	11,539		31 Dec 2008
	07 Mar 2006	2630	p	–	10,767	–	–	10,767		31 Dec 2009

				29,716	10,767	3,647	1,215	35,621							64

Oscar	07 Mar 2003	A$30.69		21,469	–	21,469	–	–		31 Dec 2006	–		–		–
Groeneveld	22 Apr 2004	A$33.17		43,785	–	–	–	43,785		31 Dec 2007
	09 Mar 2005	A$47.39		45,024	–	–	–	45,024		31 Dec 2008
	07 Mar 2006	A$69.60		–	36,460	–	–	36,460		31 Dec 2009

				110,278	36,460	21,469	–	125,269							–

Keith Johnson	07 Mar 2003	1198	p	8,186	–	6,140	2,046	–		31 Dec 2006	16 Feb 2007		2697	p	108
	22 Apr 2004	1276	p	30,387	–	–	–	30,387		31 Dec 2007
	09 Mar 2005	1839	p	33,556	–	–	–	33,556		31 Dec 2008
	07 Mar 2006	2630	p	–	26,508	–	–	26,508		31 Dec 2009

				72,129	26,508	6,140	2,046	90,451							108

Andrew	07 Mar 2003	1198	p	–	–	–	–	–		31 Dec 2006	–		–		–
Mackenzie	22 Apr 2004	1276	p	16,270	–	–	–	16,270		31 Dec 2007
	09 Mar 2005	1839	p	37,638	–	–	–	37,638		31 Dec 2008
	07 Mar 2006	2630	p	–	29,413	–	–	29,413		31 Dec 2009

				53,908	29,413	–	–	83,321							–

Sam Walsh	07 Mar 2003	A$30.69		16,884	–	12,663	4,221	–		31 Dec 2006	16 Feb 2007		A$75.60		252
	22 Apr 2004	A$33.17		38,023	–	–	–	38,023		31 Dec 2007
	09 Mar 2005	A$47.39		41,176	–	–	–	41,176		31 Dec 2008
	07 Mar 2006	A$69.60		–	33,655	–	–	33,655		31 Dec 2009

				96,083	33,655	12,663	4,221	112,854							252

Notes to Table 4
1.	Awards denominated in pence were for Rio Tinto plc ordinary shares of 10p each. Awards denominated in A$ were for Rio Tinto Limited ordinary shares.
2.	The fair value of conditional awards granted in 2006 was 964p for Rio Tinto plc and A$24.96 for Rio Tinto Limited shares.
3.	The Group’s 10th place ranking against the comparator group for the MCCP 2003 award will not generate any vesting of the conditional award to any participant who was an executive director at the time of the initial grant. Tom Albanese was not an executive director at that time and along with participating senior employees of the Group he will qualify for a 25 per cent vesting based on the scales applied to conditional awards made prior to 2004.
4.	The value of the vested awards have been based on share prices of 2697p and

A$75.60 being the respective closing share prices for Rio Tinto plc and Rio Tinto Limited ordinary shares on 9 February 2007, the latest practicable date prior to the publication of this report. The amount in US dollars has been converted from sterling at the rate of 1US$ = £0.5092 and Australian dollars at the rate of 1US$ = A$1.2653, being the year end exchange rate used elsewhere in this publication.
5.	Conditional awards are awarded at no cost to the recipient and no amount remains unpaid on any shares granted. No award would be vested and unexercisable at the reporting date.
6.	Leigh Clifford was given a conditional award over 84,661 Rio Tinto Limited shares during the year. These awards were approved by the shareholders under the ASX Listing Rule 10.14 at the 2004 annual general meeting.
7.	A full explanation of the MCCP can be found on page 38.

Rio Tinto 2006 Annual review	47

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Remuneration report continued

Table 5 – Directors’ and senior management’s options to acquire Rio Tinto plc and Rio Tinto Limited shares

	1 Jan		Granted	Vested	Exercised	Vested and	31 Dec	Option	Value of		Market	Date from	Expiry date
	2006	[1]		during		exercisable	2006	price	options		price on	which first
				2006		on 31			exercised		date of	exercisable
						Dec 2006			during 2006	[9]	exercise

Rio Tinto plc Share Savings Plan

Tom Albanese	530		–	530	530	–	–	1150p	£8,072		2673p	1 Jan 2006	7 Jan 2006
	–		791	–	–	–	791	2068p	–		–	1 Jan 2012	30 Jun 2012

Preston Chiaro	490		–	–	–	–	490	1277p	–		–	1 Jan 2007	5 Jan 2007
	–		298	–	–	–	298	2088p	–		–	1 Jan 2009	6 Jan 2009

Bret Clayton[2]	530		–	530	530	–	–	1150p	£8,072		2673p	1 Jan 2006	7 Jan 2006

Guy Elliott	1,431		–	–	–	–	1,431	1107p	–		–	1 Jan 2009	30 Jun 2009

Keith Johnson	1,078		–	1,078	1,078	–	–	876p	£21,528		2873p	1 Jan 2006	30 Jun 2006
	–		456	–	–	–	456	2068p			–	1 Jan 2010	30 Jun 2010

Andrew
Mackenzie	1,021		–	–	–	–	1,021	1576p	–		–	1 Jan 2011	30 Jun 2011

Rio Tinto plc Share Option Plan

Tom Albanese	11,142		–	–	11,142	–	–	820p	£221,280		2806p	27 May 2001	27 May 2008
	12,382		–	–	12,382	–	–	808.8p	£247,293		2806p	12 Mar 2002	12 Mar 2009
	7,530		–	–	7,530	–	–	965.4p	£138,597		2806p	7 Mar 2003	7 Mar 2010
	3,766		–	–	3,766	–	–	965.4p	£69,317		2806p	7 Mar 2005	7 Mar 2010
	102,718		–	–	–	102,718	102,718	1265.6p	–		–	6 Mar 2005	6 Mar 2011
	125,336		–	–	–	125,336	125,336	1458.6p	–		–	13 Mar 2005	13 Mar 2012
	139,165		–	139,165	–	139,165	139,165	1263p	–		–	7 Mar 2006	7 Mar 2013
	84,020		–	–	–	–	84,020	1329p	–		–	22 Apr 2007	22 Apr 2014
	83,926		–	–	–	–	83,926	1826.2p	–		–	9 Mar 2008	9 Mar 2015
	–		67,511	–	–	–	67,511	2711.2p	–		–	7 Mar 2009	7 Mar 2016

Preston Chiaro	37,160		–	37,160	–	37,160	37,160	1263p	–		–	7 Mar 2006	7 Mar 2013
	70,490		–	–	–	–	70,490	1329p	–		–	22 Apr 2007	22 Apr 2014
	63,527		–	–	–	–	63,527	1826.2p	–		–	9 Mar 2008	9 Mar 2015
	–		51,274	–	–	–	51,274	2711.2p	–		–	7 Mar 2009	7 Mar 2016

Bret Clayton[2]	24,573		–	24,573	24,573	–	–	1263p	£343,531		2661p	7 Mar 2006	7 Mar 2013
	13,315		–	–	–	–	13,315	1329p	–		–	22 Apr 2007	22 Apr 2014
	11,539		–	–		–	11,539	1826.2p	–		–	9 Mar 2008	9 Mar 2015
	10,767		–	–		–	10,767	2711.2p	–		–	7 Mar 2009	7 Mar 2016

Guy Elliott	61,703		–	–	–	61,703	61,703	1458.6p	–		–	13 Mar 2005	13 Mar 2012
	97,387		–	97,387		97,387	97,387	1263p	–		–	7 Mar 2006	7 Mar 2013
	73,700		–	–	–	–	73,700	1329p	–		–	22 Apr 2007	22 Apr 2014
	72,972		–	–	–	–	72,972	1826.2p	–		–	9 Mar 2008	9 Mar 2015
	–		58,100	–	–	–	58,100	2711.2p	–		–	7 Mar 2009	7 Mar 2016

Keith Johnson	3,855		–	–	3,855	–	–	965.4p	£68,488		2742p	7 Mar 2005	7 Mar 2010
	11,667		–	–	11,667	–	–	1265.6p	£172,252		2742p	6 Mar 2005	6 Mar 2011
	10,595		–	–	10,595	–	–	1458.6p	£135,976		2742p	13 Mar 2005	13 Mar 2012
	16,231		–	16,231	16,231	–	–	1263p	£240,056		2742p	7 Mar 2006	7 Mar 2013
	43,500		–	–	–	–	43,500	1329p			–	22 Apr 2007	22 Apr 2014
	47,937		–	–	–	–	47,937	1826.2p	–		–	9 Mar 2008	9 Mar 2015
	–		37,869	–	–	–	37,869	2711.2p	–		–	7 Mar 2009	7 Mar 2016

Andrew	53,769		–	–	–	–	53,769	1826.2p	–		–	9 Mar 2008	9 Mar 2015
Mackenzie[10]	–		42,019	–	–	–	42,019	2711.2p	–		–	7 Mar 2009	7 Mar 2016

Rio Tinto Limited Share Savings Plan

Leigh Clifford[11]	1,486		–	–	–	–	1,486	A$29.04	–		–	30 Sept 2007	31 Mar 2008

Oscar Groeneveld	1,431		–	–	–	–	1,431	A$27.48	–		–	1 Jan 2009	30 Jun 2009

Sam Walsh	1,078		–	1,078	1,078	–	–	A$25.57	A$ 53,787		A$75.465	1 Jan 2006	30 Jun 2006
	601		–	–	–	–	601	A$40.92			–	1 Jan 2009	30 Jun 2009

Rio Tinto Limited Share Option Plan

Leigh Clifford[11]	52,683		–	–	–	52,683	52,683	A$23.4382	–		–	28 May 2002	28 May 2009
	59,318		–	–	–	59,318	59,318	A$24.069	–		–	7 Mar 2003	7 Mar 2010
	29,660		–	–	–	29,660	29,660	A$24.069	–		–	7 Mar 2005	7 Mar 2010
	241,430		–	–	–	241,430	241,430	A$33.0106	–		–	6 Mar 2005	6 Mar 2011
	208,882		–	–	–	208,882	208,882	A$39.8708	–		–	13 Mar 2005	13 Mar 2012
	254,132		–	254,132	–	254,132	254,132	A$33.336	–		–	7 Mar 2006	30 Sept 2012
	179,370		–	–	–	–	179,370	A$34.406	–		–	22 Apr 2007	30 Sept 2012
	169,987		–	–	–	–	169,987	A$47.042	–		–	9 Mar 2008	30 Sept 2012
	–		126,992	–	–	–	126,992	A$71.06	–		–	7 Mar 2009	30 Sept 2012

Oscar Groeneveld	80,920		–	–	80,920	–	–	A$33.0106	A$3,136,411		A$71.77	6 Mar 2005	6 Mar 2011
	90,080		–	90,080	–	90,080	90,080	A$33.336	–		–	7 Mar 2006	7 Mar 2013
	62,600		–	–	–	–	62,600	A$34.406	–		–	22 Apr 2007	22 Apr 2014
	64,321		–	–	–	–	64,321	A$47.042	–		–	9 Mar 2008	9 Mar 2015
	–		52,086	–	–	–	52,086	A$71.06	–		–	7 Mar 2009	7 Mar 2016

Sam Walsh	49,983		–	–	49,983	–	–	A$33.0106	A$2,494,122		A$82.91	6 Mar 2005	6 Mar 2011
	60,194		–	–	60,194	–	–	A$39.8708	A$2,590,702		A$82.91	13 Mar 2005	13 Mar 2012
	75,863		–	75,863	75,863	–	–	A$33.336	A$3,760,832		A$82.91	7 Mar 2006	7 Mar 2013
	54,400		–	–	–	–	54,400	A$34.406	–		–	22 Apr 2007	22 Apr 2014
	58,823		–	–	–	–	58,823	A$47.042	–		–	9 Mar 2008	9 Mar 2015
	–		48,079	–	–	–	48,079	A$71.06	–		–	7 Mar 2009	7 Mar 2016

See notes on page 49.

48	Rio Tinto 2006 Annual review

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Notes to Table 5
1.	Or at date of appointment if later.
2.	Bret Clayton was appointed chief executive of the Copper group on 1 July 2006.
3.	All options are granted over ordinary shares. Rio Tinto plc – ordinary shares of 10p each stated in pence sterling; Rio Tinto Limited ordinary shares – stated in Australian dollars. Each option is granted over one share.
4.	No options lapsed during the year.
5.	The closing price of Rio Tinto plc ordinary shares at 31 December 2006 was 2718p (2005: 2655p) and the closing price of Rio Tinto Limited shares at 31 December 2006 was A$74.30 (2005: A$69.00). The highest and lowest prices during the year were 3322p and 2352p respectively for Rio Tinto plc and A$88.10 and A$65.01 for Rio Tinto Limited.
6.	The option price represents the exercise price payable on the options. No amount was paid or payable by the recipient at the date of grant. No amounts are unpaid on any shares allocated on the exercise of the options.
7.	Under the plans no options would be vested and unexercisable at the reporting date.
8.	The fair value per option, granted during 2006, at date of grant was as follows: Rio Tinto plc Share Savings Plan two year contract 676p; three year contract 812p and five year contract 944p; Rio Tinto Limited Share Savings Plan three year contract A$22.37 and five year contract A$26.07. Rio Tinto plc Share Option Plan 740p; Rio Tinto Limited Share Option Plan A$17.09.

9.	The value of options exercised during 2006 is calculated by multiplying the number of options exercised by the difference between the market price and the option price on date of exercise.
10.	Andrew Mackenzie was granted 40,216 phantom options over Rio Tinto plc shares at a price of 1329p per share, exercisable between 22 April 2007 and 22 April 2014. This grant will not vest in 2007, but will be subject to retest after a further two years.
11.	Leigh Clifford was granted options over 126,992 Rio Tinto Limited shares during the year. This option grant was approved by shareholders under ASX Listing Rule 10.14 at the 2004 annual general meeting. Subject to the rules of the Rio TintoLimited Share Savings Plan, Leigh Clifford’s options granted under that plan will be reduced proportionally to reflect the actual proportion of 2007 he was an employee of the Group.

Rio Tinto 2006 Annual review	49

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Corporate governance

The directors of Rio Tinto believe that high standards of corporate governance are central to business integrity and performance. The following describes how this philosophy is applied in practice.
     As Rio Tinto’s three main listings are in London, Melbourne and New York, the directors have referred to The Combined Code on Corporate Governance, published by the UK Financial Reporting Council (the Code), the Australian Securities Exchange (ASX) Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations (the ASX Principles), and the New York Stock Exchange (NYSE) Corporate Governance Standards (the NYSE Standards), as well as the Sarbanes-Oxley Act of 2002.
     Rio Tinto complied fully with the detailed provisions of Section 1 of the Code and the ASX Principles as detailed further below. A statement on compliance with the NYSE Standards is set out below.

The board
The Companies have common boards of directors which are collectively responsible for the success of the Group and accountable to shareholders for the performance of the business. Throughout this report, they are described as the board.
     The board currently consists of 14 directors: the chairman, three executive directors and ten non executive directors. The Nominations committee continually assesses the balance of executive and non executive directors and the composition of the board in terms of the skills and diversity required to ensure it remains relevant in the current environment. The skills, experience and expertise of each director together with their terms in office are shown in the biographical details on pages 30 and 31.

The role and responsibilities of the board
The role of the board is to provide the Group with good governance and strategic direction. The board also reviews the Group’s control and accountability framework. The directors have agreed a formal schedule of matters specifically reserved for decision by the board, including strategy, major investments and acquisitions. This is available on Rio Tinto’s website at www.riotinto.com.
     Responsibility for day-to-day management of the business lies with the executive team, with the board agreeing annual performance targets for management against the Group’s financial plan. The board is ultimately accountable to shareholders for the performance of the business.
     To ensure an efficient process, the board meets regularly and, in 2006, had eight scheduled and one unscheduled meeting. Details of directors’ attendance at board and committee meetings are set out in the Directors’ report on page 36.
     The board has regular scheduled discussions on aspects of the Group’s strategy, as well as two separate strategy review meetings, one half day and one two day meeting, both of which are dedicated to in-depth discussions on Group strategy.
     Directors receive timely, regular and necessary management and other information to enable them to fulfil their duties. The board has agreed a procedure for the directors to have access to independent professional advice at the Group’s expense and to the advice and services of both company secretaries.
     In addition to these formal processes, directors are in regular communication with senior executives from the product groups, at both formal and informal meetings, to ensure regular exchange of knowledge and experience between management and non executive directors. To continue building on the formal induction programmes, which all new non executive directors undertake, they are encouraged to take every opportunity to visit the Group’s operating locations. The full board also takes the opportunity to combine attendance at the annual general meeting in Australia and at the two day strategy review meeting with site visits when they are able to witness at first hand operations at individual business units and to meet local staff.
     The chairman holds regular meetings with non executive directors without the executive directors being present.

Board performance
In 2006 the board conducted a formal process, facilitated by external consultants, to evaluate once again its effectiveness and that of the board committees and individual directors.
     Each director’s performance was appraised by the chairman and, in a meeting chaired by the senior independent non executive director, the non executive directors assessed the chairman’s performance, taking into consideration the views of executive colleagues.
     The evaluation process takes place annually and aims to cover board dynamics, board capability, board process, board structure, corporate governance, strategic clarity and alignment and the performance of individual directors. The directors believe that, through this evaluation process, they comply with the requirements of Clause A.6 of the Code, Principle 8 of the ASX Principles, and of the NYSE Standards.

Independence
The tests of director independence in the jurisdictions where Rio Tinto is listed are not wholly consistent. The board has, therefore, adopted a formal policy for the determination of independence of directors. The policy, which contains the materiality thresholds approved by the board, can be viewed on the Rio Tinto website. Among the key criteria are independence of management and the absence of any business relationship which could materially interfere with the director’s independence of judgement and ability to provide a strong, valuable contribution to the board’s deliberations or which could interfere with the director’s ability to act in the best interest of the Group. Where contracts in the ordinary course of business exist between Rio Tinto and a company in which a director has declared an interest, these are reviewed for materiality to both the Group and the other party to the contract. Applying these criteria, the board is satisfied that the majority of the non executive directors: Ashton Calvert, Sir David Clementi, Vivienne Cox, Sir Rod Eddington, Michael Fitzpatrick, Richard Goodmanson, Andrew Gould, Lord Kerr and Sir Richard Sykes are independent.
     The board is also satisfied that the strength and objectivity of Sir Richard Sykes contribution to the board, as a non executive director since 1997, is fully consistent with that of an independent director and so continues to regard him as independent. The board has asked him to stand for re-election at the forthcoming annual general meetings, to serve one more year, to support the board during a period of executive transition. Sir Richard is the senior independent director and also chairs the Remuneration committee.
     David Mayhew, who is chairman of one of Rio Tinto plc’s stockbrokers, is not considered independent in accordance with the Code.
     Paul Skinner was, until his appointment as chairman in 2003, an independent non executive director in compliance with the Code. He also satisfies the tests for independence under the ASX Principles and the NYSE Standards.
    The directors’ biographies are set out on pages 30 and 31.

Election and re-election
Directors are elected by shareholders at the first annual general meetings after their appointment and, after that, offer themselves for re-election at least once every three years. Non executive directors are normally expected to serve at least two terms of three years and, except where special circumstances justify it, would not normally serve more than three such terms.

Chairman and chief executive
The roles of the chairman and chief executive are separate and the division of responsibilities has been formally approved by the board.

Board committees
There are four board committees, the Audit committee, Remuneration committee, Nominations committee and the Committee on social and environmental accountability. Each committee plays a vital role in ensuring that good corporate governance is maintained throughout the Group. Committee terms of reference are reviewed annually by the board and the committees to ensure they continue to be at the forefront of best practice; and are posted on the Group’s website. Minutes of all

50	Rio Tinto 2006 Annual review

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committee meetings are circulated to the board, with oral reports at the next board meeting. None of the executive directors are members of any of these committees.

Audit committee
The Audit committee’s main responsibilities include the review of accounting principles, policies and practices adopted in the preparation of public financial information, review with management of procedures relating to financial and capital expenditure controls, including internal audit plans and reports, review with external auditors of the scope and results of their audit, the nomination of auditors for appointment by shareholders, and the review of and recommendation to the board for approval of Rio Tinto’s risk management policy. Its responsibilities also include the review of corporate governance practices of Group sponsored pension funds. The committee has a number of training sessions which may cover new legislation and other relevant information. The external auditors, the finance director, the Group controller and Group internal auditor all attend meetings. A copy of the Audit committee charter is reproduced on page 55 and can be found on the website.
     The Audit committee is chaired by Andrew Gould and its members are Sir David Clementi, Vivienne Cox, Michael Fitzpatrick and Lord Kerr. David Mayhew attends in an advisory capacity.

Remuneration committee
The Remuneration committee is responsible for determining the policy for executive remuneration and for the remuneration and benefits of individual executive directors and senior executives. Full disclosure of all elements of directors’ and relevant senior executives’ remuneration can be found in the Remuneration report on pages 37 to 43, together with details of the Group’s remuneration policies. The committee is chaired by Sir Richard Sykes and its members are Sir David Clementi, Michael Fitzpatrick, Richard Goodmanson and Andrew Gould.

Nominations committee
The Nominations committee is chaired by the chairman of Rio Tinto, Paul Skinner. The committee is responsible, on behalf of the board, for ensuring that a suitable process is in place to meet the recruitment requirements of the board. It reviews the mix, structure and experience of the board and the desired profiles of potential candidates for membership. In consultation with external search consultants it oversees the review and recruitment process to fill vacancies as they arise. The recruitment process itself includes identification of suitable candidates, followed by a formal assessment of each candidate, leading to a final selection process. Proposals for new members are submitted to the full board for approval. On behalf of the board it also reviews proposals for senior executive appointments and succession planning.
     The committee further reviews the time required to be committed to Group business by non executive directors and assesses whether non executive directors are devoting sufficient time to carry out their duties. In addition to Paul Skinner, the committee consists of Ashton Calvert, Sir Rod Eddington, David Mayhew and Sir Richard Sykes.
     Under the Code, two members of the committee are not considered independent: Paul Skinner, following his appointment as chairman, and David Mayhew. The Code specifically allows the chairman to chair the Nominations committee. As stated above, the board takes the view that Sir Richard continues to be an independent director and the composition of the committee is therefore compliant with the Code.

Committee on social and environmental accountability
The Committee on social and environmental accountability reviews the effectiveness of management policies and procedures in place to deliver those standards in our statement of business practice, The way we work, which are not covered by the other board committees and, in particular, those relating to health, safety, the environment and social issues. The overall objective of the committee is to promote the development of high quality business practices throughout the Group and to develop the necessary clear accountability on these practices. Members of the committee, which is chaired by Richard Goodmanson, are Ashton Calvert, Sir Rod Eddington and Lord Kerr.

Executive directors’ other directorships
Executive directors are likely to be invited to become non executive directors of other companies. For full details of the Group policy and fees, see page 42.

Directors’ dealings in shares
Rio Tinto has a Group policy in place to govern the dealing in Rio Tinto securities by directors and employees. The policy, which prohibits dealings when in possession of price sensitive information and shortly before a results announcement, can be viewed on the website.

Communication
Rio Tinto recognises the importance of effective communication with shareholders and the general investment community. To ensure shareholders are kept informed in a timely manner, the Group has adopted Continuous disclosure standards, which are appended to the Corporate governance standards and posted on the website.
     In addition to statutory documents, Rio Tinto has a recently redesigned website featuring in-depth information on health, safety and the environment, as well as general investor information and Group policies. Results presentations and investor seminars are made available as they happen as well as in the form of an archive on the website.
     The Group produces a range of informative publications, which are available on request. For further details, see our website.
     Full advantage is taken of the annual general meetings to inform shareholders of current developments and to give shareholders the opportunity to ask questions. As recommended by the ASX Principles, Rio Tinto Limited’s external auditor attends the annual general meeting and is available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor’s report. Rio Tinto Limited shareholders are also able to submit written questions regarding the statutory audit report to the auditors via the Company. Any questions received and answers provided will be made available to the members at the Rio Tinto Limited annual general meeting in April 2007. Rio Tinto plc’s auditors will as usual attend the annual general meeting in London and will be available to respond to audit related shareholder questions.
     The main channels of communication with the general investment community are through the chairman, chief executive and finance director, who conduct regular meetings with the Companies’ major shareholders. The senior independent director and other non executive directors are also available as appropriate.
     The Group organises regular investor seminars which provide a two way communication with investors and analysts; the valuable feedback is communicated to the board. An annual survey of major shareholders’ opinion and perception of the Group is presented to the board by the Group’s investor relations advisors.

Statement of business practice
The way we work provides the directors and all Group employees with a summary of the global policies and controls in place to help ensure that high governance and business standards are communicated and maintained throughout the Group.
     Global policies are adopted by the board after wide consultation, externally and within the Group. Once adopted, they are communicated to business units worldwide, together with mandatory standards and guidance notes to support implementation. Business units are required to devote the necessary effort by management to implement and report on these policies and standards.
     In 2006, Rio Tinto undertook a review of its global policies. The following policies are currently in place: access to land; communities; corporate governance; employment; environment; human rights; information management; occupational health; political involvement; safety and sustainable development. To complete the suite of policies, the following are being revised: business integrity; information security management and information technology; internal controls and reporting; transparency; and risk. Each of these policies is supported by standards expanding on the minimum expectations on topics such as

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Corporate governance continued

antitrust, continuous disclosure, compliance, and health, safety and the environment. Many of these standards are supplemented by guidance notes. These policies and standards apply to all Rio Tinto managed businesses.
     There is also a Groupwide “whistle blowing” programme called Speak-OUT. Employees are encouraged to report any concerns, including any suspicion of a violation of the Group’s financial reporting and environmental procedures, through an independent third party and without fear of recrimination. A process has been established for the investigation of any matters reported with clear lines of reporting and responsibility in each Group business.
     Where the Group does not have operating responsibility for a business, Rio Tinto’s policies are communicated to its business partners and they are encouraged to adopt similar policies of their own.
     Rio Tinto’s report on social and environmental matters follows the guidelines of the Global Reporting Initiative and the Association of British Insurers. This report can be found on page 32 of the 2006 Annual report and financial statements. Details of the Group’s overall and individual businesses’ social and environmental performance continue to be published on the website and in the Sustainable development review.

Responsibilities of the directors
The directors are required to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Group as at the end of the financial period and of the profit or loss and cash flows for that period. This includes, in respect of Rio Tinto plc, preparing financial statements in accordance with UK company law which give a true and fair view of the state of the Company’s affairs, and preparing a Remuneration report which includes the information required by Part 3 of Schedule 7A to the UK Companies Act 1985 and Australian Accounting Standard AASB 124 “Related Party Disclosures”. Details of the directors’ responsibilities in respect of Rio Tinto Limited are set out on page 28.
     To ensure that these requirements are satisfied, the directors are responsible for establishing and maintaining adequate internal controls, including disclosure controls and procedures for financial reporting throughout the Group.
     The directors consider that the 2006 Annual report and financial statements present a true and fair view and have been prepared in accordance with applicable accounting standards, using the most appropriate accounting policies for Rio Tinto’s business and supported by reasonable and prudent judgements and estimates. The accounting policies have been consistently applied. The directors have received a written statement from the chief executive and the finance director to this effect. In accordance with ASX Principle 7.2, this written statement relies on a sound system of risk management and internal compliance and controls which implements the policies adopted by the board and confirms that the Group’s risk management and internal compliance and control systems are operating efficiently and effectively in all material respects.
     The directors, senior executives, senior financial managers and other members of staff who are required to exercise judgement in the course of the preparation of the financial statements are required to conduct themselves with integrity and honesty and in accordance with the ethical standards of their profession and/or business.
     The directors are responsible for maintaining proper accounting records, in accordance with the UK Companies Act 1985 and the Australian Corporations Act 2001. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities. The directors are also responsible for ensuring that appropriate systems are in place to maintain and preserve the integrity of the Group’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from current and future legislation in other jurisdictions. The work carried out by the auditors does not involve consideration of such developments and, accordingly, the auditors accept no responsibility for any changes, should any be made, to the financial statements since they were initially available on the website.

Going concern
The financial statements have been prepared on the going concern basis. The directors report that they have satisfied themselves that the Companies and the Group are a going concern since they have adequate financial resources to continue in operational existence for the foreseeable future.

Board’s statement on internal control
Rio Tinto’s overriding corporate objective is to maximise long term shareholder value through responsible and sustainable investment in mining and related assets. The directors recognise that creating shareholder value is the reward for taking and accepting risk.
     The directors are responsible for the Group’s system of internal controls and for reviewing its effectiveness in providing shareholders with a return on their investments that is consistent with a responsible assessment and mitigation of risks. This includes reviewing financial, operational and compliance controls and risk management procedures. Due to the limitations inherent in any such system, this is designed to manage rather than eliminate risk and to provide reasonable but not absolute assurance against material misstatement or loss.
     The directors have established a process for identifying, evaluating and managing the significant risks faced by the Group. This process was in place during 2006 and up to and including the date of approval of the 2006 Annual report and financial statements. The process is reviewed annually by the directors and accords with the guidance set out in Internal Control: Guidance for Directors on the Combined Code.
     Two of the Group’s management committees, the Executive committee and the Disclosures and procedures committee regularly review information related to the Group’s control framework. This information is presented to the Audit committee to enable its members to assess the effectiveness of the internal controls. In addition, the board and its committees monitor the Group’s significant risks on an ongoing basis.
     Assurance functions, including internal auditors and health, safety and environmental auditors, perform reviews of control activities and provide regular written and oral reports to directors and management committees. The directors receive and review minutes of the meetings of each board committee, in addition to oral reports from the respective chairmen at the first board meeting following the relevant committee meeting.
     Certain risks, for example natural disasters, cannot be mitigated to an acceptable degree using internal controls. Such major risks are transferred to third parties in the international insurance markets, to the extent considered appropriate.
     Each year, the leaders of the Group’s businesses and administrative offices complete an internal control questionnaire that seeks to confirm that adequate internal controls are in place, are operating effectively and are designed to capture and evaluate failings and weaknesses, if any exist, and take prompt action as appropriate. The results of this process are reviewed by the executive committee and it is then presented to the Audit committee and board as a further part of their review of the Group’s internal controls. This process is continually reviewed and strengthened as appropriate.
     The Disclosure and procedures committee is given the task of reviewing the adequacy and effectiveness of Group controls and procedures over the public disclosure of financial and related information. The committee has been presenting the results of this process to the directors since its establishment in 2002 and will continue to do so.
     The Group has material investments in a number of jointly controlled entities and associates. Where Rio Tinto does not have managerial control, it cannot guarantee that local management of mining and related assets will comply with Rio Tinto standards or objectives. Accordingly, the review of their internal controls is less comprehensive than that of the Group’s managed operations.

Board’s statement on disclosure controls and procedures
In designing and evaluating the disclosure controls and procedures of each of Rio Tinto plc and Rio Tinto Limited, the common management

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of each of Rio Tinto plc and Rio Tinto Limited, including their respective common chief executive and finance director, recognised that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and the management of each of Rio Tinto plc and Rio Tinto Limited necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within each of Rio Tinto plc and Rio Tinto Limited have been detected.
     The common management of each of Rio Tinto plc and Rio Tinto Limited, with the participation of their common chief executive and finance director, have evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the period covered by the 2006 Annual report and financial statements. Based on that evaluation, the chief executive and finance director of each of Rio Tinto plc and Rio Tinto Limited have concluded that these disclosure controls and procedures are effective at a reasonable assurance level.
     There were no significant changes in the internal controls or in other factors that could significantly affect internal controls of each of Rio Tinto plc and Rio Tinto Limited subsequent to the date of their most recent evaluation.

New York Stock Exchange
Rio Tinto plc, as a foreign issuer with American Depositary Shares listed on the NYSE, is obliged by the NYSE Standards to disclose any significant ways in which its practices of corporate governance differ from the NYSE standards.
     The Company has reviewed the NYSE Standards and believes that its practices are broadly consistent with them, with one exception. The NYSE Standards state that companies must have a nominating/ corporate governance committee composed entirely of independent directors and with written terms of reference which, in addition to identifying individuals qualified to become board members, develops and recommends to the board a set of corporate governance principles applicable to the Company. Rio Tinto has a Nominations committee, information about which is set out on page 51. This committee does not develop corporate governance principles for the board’s approval. The board itself performs this task and approves the Group’s overall system of governance and internal controls.

New Zealand Stock Exchange
Rio Tinto Limited is also listed on the New Zealand Stock Exchange (“NZX”) which has introduced a Corporate Governance Best Practice Code (the NZX Code). As an overseas listed issuer on the NZX, Rio Tinto Limited is deemed to comply generally with the NZX Listing Rules, including the NZX Code, while it remains listed on the ASX. Whilst the ASX Principles and the NZX Code are substantially the same, there may be some ASX Principles or other ASX corporate governance rules which differ materially from the NZX’s corporate governance rules or the NZX Code. The ASX Principles and other corporate governance rules can be found on the ASX website www.asx.com.au.

Principal auditors
The remuneration of the Group’s principal auditors for audit services and other services, as well as remuneration payable to other accounting firms, has been set out in note 41 to the 2006 Financial statements.
     Rio Tinto has adopted policies designed to uphold the independence of the Group’s principal auditors by prohibiting their engagement to provide a range of accounting and other professional services that might compromise their appointment as independent auditors. The engagement of the Group’s principal auditors to provide statutory audit services, certain other assurance services, tax services and some other specific services are pre-approved annually by the Audit committee. Each engagement of the Group’s principal auditors to provide other permitted services is subject to the specific approval of the Audit committee or its chairman.
Prior to the commencement of each financial year, the Group’s finance director submits to the Audit committee a schedule of the types of services that are expected to be performed during the following year for its approval. The Audit committee may impose a US dollar limit on the total value of other permitted services that can be provided. Any non audit service provided by the Group’s principal auditors, where the expected fee exceeds a pre-determined level, must be subject to the Group’s normal tender procedures. However, in exceptional circumstances the finance director is authorised to engage the Group’s principal auditors to provide such services without going to tender, but if the fees are expected to exceed US$250,000 then the chairman of the Audit committee must approve the engagement.
     The Audit committee has adopted policies for the pre-approval of permitted services provided by the Group’s principal auditors. These are regularly reviewed by the committee. Engagements for services provided by the Group’s principal auditors since the adoption of these policies were either within the pre-approval policies or approved by the Audit committee.

Audit committee
The Audit committee meets the membership requirements of the Code, the ASX Principles and the NYSE Standards. The Group also meets the composition, operation and responsibility requirements in respect of audit committees mandated by the ASX. The Audit committee is governed by a written charter approved by the board, which the Audit committee reviews and reassesses each year for adequacy. A copy of this charter is reproduced on page 55.
     The Audit committee comprises the five members set out on page 54. Michael Fitzpatrick became a member of the committee with effect from June 2006. The members of the committee are independent and are free of any relationship that would interfere with impartial judgement in carrying out their responsibilities. David Mayhew attends the meetings in an advisory capacity.

Report of the Audit committee
The Audit committee met seven times in 2006. It monitors developments in corporate governance in the UK, Australia and the US, to ensure the Group continues to apply high and appropriate standards.
     The charter, reproduced on page 55, is subject to regular discussion and review.
     There is in place a set of procedures, including budgetary guidelines, for the appointment of the external auditor to undertake non audit work, which aims to provide the best possible services for the Group at the most advantageous price. The committee reviews the independence of the external auditors on an annual basis and a process is also in place to review their effectiveness to ensure that the Group continues to receive an efficient and unbiased service. The Audit committee advised the directors that it is satisfied that the provision of non audit services by the external auditors during 2006 is compatible with the general standard of independence for auditors imposed by the Australian Corporations Act 2001. Furthermore, as part of its responsibility to foster open communication, the committee meets separately with management, the external auditors and the internal auditor.

Financial expert
The Audit committee reviewed the SEC requirements for audit committees’ financial experts and the Code requirement that at least one committee member should have recent and relevant financial experience. Following a detailed review, the committee recommended to the board that Michael Fitzpatrick, Andrew Gould and Sir David Clementi be identified as the Audit committee’s financial experts in the 2006 Annual report and financial statements. The board has also concluded that Michael Fitzpatrick, Andrew Gould and Sir David Clementi possess the requisite skills, experience and background to qualify for the purpose of clause C.3.1 of the Code.

2006 financial statements
The Audit committee has reviewed and discussed with management the Group’s audited financial statements for the year ended 31 December 2006.

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Corporate governance continued

We have discussed with the external auditors the matters described in the American Institute of Certified Public Accountant Auditing Standard No. 90, Audit committee communications, and in the International Standard on Auditing (UK and Ireland) 260, Communication of Audit Matters with those charged with governance (ISA 260), including their judgements regarding the quality of the Group’s accounting principles and underlying estimates.
     The committee has discussed with the external auditors their independence, and received and reviewed their written disclosures, as required by the US Independence Standards Board’s Standard No. 1, Independence Discussions with Audit Committees and ISA 260.
     Based on the reviews and discussions referred to above, the committee has recommended to the board of directors that the financial statements referred to above be included in the 2006 Annual report and financial statements.

Andrew Gould (Chairman)
Sir David Clementi
Vivienne Cox
Michael Fitzpatrick
Lord Kerr

Report of the Nominations committee
The Nominations committee’s activities during 2006 covered executive and non executive succession and appointments. 2006 saw the appointment of both an executive director, Tom Albanese, and a non executive director, Michael Fitzpatrick, as well as the appointment of Bret Clayton as Tom Albanese’s successor as chief executive, Copper, followed by the announcement in December 2006 of Tom’s succession as chief executive in May 2007.
     Michael Fitzpatrick is an Australian independent director, who brings extensive Australian and international business experience to the board.
     A short biography of each committee member is set out on pages 30 and 31.
     As part of his annual performance assessment of individual directors, Paul Skinner, who is chairman of the Nominations committee, has also reviewed the time committed by directors to Group business and confirmed this to be appropriate in each case.

Paul Skinner (Chairman)
Ashton Calvert, AC
Sir Rod Eddington
David Mayhew
Sir Richard Sykes

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Audit committee charter

Scope and authority

The Company is required by the UK Listing Authority (UKLA), the New York Stock Exchange (NYSE), and the Australian Stock Exchange (ASX) to establish an Audit committee. Each of the UKLA, the NYSE and the ASX also lay down rules and guidelines for the composition of the committee and the work to be undertaken by it. These requirements, where not self evident, have been incorporated into this Charter.

The primary function of the Audit committee is to assist the boards of directors in fulfilling their responsibilities by reviewing:
•	The financial information that will be provided to shareholders and the public;
•	The systems of internal controls that the boards and management have established;
•	The Group’s auditing, accounting and financial reporting processes.
In carrying out its responsibilities the committee has full authority to investigate all matters that fall within the terms of reference of this Charter. Accordingly, the committee may:
•	Obtain independent professional advice in the satisfaction of its duties at the cost of the Group;
•	Have such direct access to the resources of the Group as it may reasonably require including the external and internal auditors.

Composition
The Audit committee shall comprise three or more non executive directors, all of whom shall be independent. The chairman of the Audit committee will be an independent director, who is not also the chairman of the boards. The boards will determine each director’s independence having regard to the Independence Policy adopted by the boards, which includes consideration of any past and present relationships with the Group which, in the opinion of the boards, could influence the director’s judgment.
     All members of the committee shall have a working knowledge of basic finance and accounting practices. At least one member of the committee will have accounting or related financial management expertise, as determined by the boards.
     A quorum will comprise any two committee members.
     The committee may invite members of the management team to attend the meetings and to provide information as necessary.

Meetings
The committee shall meet not less than four times a year or more frequently as circumstances require. Audit committee minutes will be confirmed at the following meeting of the committee and tabled as soon as practicable at a meeting of the boards.
     The Company’s senior financial management, external auditors and internal auditor shall be available to attend all meetings.
     As part of its responsibility to foster open communication, the committee should meet with management, the external auditors and the internal auditor, at least annually, to discuss any matters that are best dealt with privately.

Responsibilities

The boards and the external auditors are accountable to shareholders. The Audit committee is accountable to the boards. The internal auditor is accountable to the Audit committee and the finance director.

To fulfil its responsibilities the committee shall:
Charter
•	Review and, if appropriate, update this Charter at least annually.
Financial Reporting and Internal Financial Controls
•	Review with management and the external auditors the Group’s financial statements, Form 20-F, stock exchange and media releases in respect of each half year and full year.
•	Review with management and the external auditors the accounting policies and practices adopted by the company and their compliance with accounting standards, stock exchange listing rules and relevant legislation.
•	Discuss with management and the external auditors management’s choice of accounting principles and material judgments, including whether they are aggressive or conservative and whether they are common or minority practices.
•	Recommend to the boards that the annual and interim financial statements and Form 20-F reviewed by the committee (or the chairman representing the committee for this purpose) be included in the Group’s annual report.
•	Review the regular reports prepared by the internal auditor including the effectiveness of the Group’s internal financial controls.
External auditors
•	Review and recommend to the boards the external auditors to be proposed to shareholders, following a commercial tender if deemed necessary.
•	Review with the external auditors the planned scope of their audit and subsequently their audit findings including any internal control recommendations.
•	Periodically consult with the external auditors out of the presence of management about the quality of the Group’s accounting principles, material judgments and any other matters that the committee deems appropriate.
•	Periodically review the performance of the external auditors and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements.
•	Review and approve the fees and other compensation to be paid to the external auditors.
•	Review and approve any non audit work and related fees to be carried out by the external auditors.
•	Ensure that the external auditors submit a written statement outlining all of its professional relationships with the Group including the provision of services that may affect their objectivity or independence. Review and discuss with the external auditors all significant relationships they have with the company to determine their independence.
Internal auditor
•	Review the qualifications, organisation, strategic focus and resourcing of internal audit.
•	Review and approve the internal audit plans.
•	Review internal audit performance.
•	Periodically consult privately with the internal auditor about any significant difficulties encountered including restrictions on scope of work, access to required information or any other matters that the committee deems appropriate.
Risk management
•	Review and evaluate the internal processes for determining and managing key risk areas.
•	Ensure the Company has an effective risk management system and that macro risks are reported at least annually to the board.
•	Require periodic reports from nominated senior managers:
	–	confirming the operation of the risk management system including advice that accountable management have confirmed the proper operation of agreed risk mitigation strategies and controls, and
	–	detailing material risks
•	Address the effectiveness of the Company’s internal control system with management and the internal and external auditors.
•	Evaluate the process the Company has in place for assessing and continuously improving internal controls, particularly those related to areas of material risk.
Other matters
The committee shall also perform any other activities consistent with this Charter that the committee or boards deem appropriate. This will include but not be limited to:
•	Review of the Group’s insurance cover.
•	Review the Group’s tax planning and compliance.
•	Review the Group’s whistle-blowing procedures for financial reporting.

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Shareholder information

DIVIDENDS
Under Rio Tinto’s long standing progressive dividend policy, the aim is to increase the US dollar value of ordinary dividends over time, without cutting them in economic downturns.
     The rate of the total annual dividend, in US dollars, is determined taking into account the results for the past year and the outlook for the current year. The interim dividend is set at one half of the total ordinary dividend for the previous year. Under Rio Tinto’s dividend policy the final ordinary dividend for each year may be expected to be at least equal to the previous interim dividend.
     The majority of the Group’s sales are transacted in US dollars, making this the most reliable measure of the Group’s global business performance. It is Rio Tinto’s main reporting currency and consequently the natural currency for dividend determination. Dividends determined in US dollars are translated at exchange rates prevailing two days prior to the announcement and are then declared payable in sterling by Rio Tinto plc and in Australian dollars by Rio Tinto Limited. For the 2006 interim and final dividends the exchange rates were US$1.8674 and US$1.96145 to the pound and US$0.7622 and US$0.77255 to the Australian dollar respectively.

Rio Tinto Group – US cents per share
	2006	2005	2004	2003	2002

Interim	40.0	38.5	32.0	30.0	29.5
Final	64.0	41.5	45.0	34.0	30.5
Special	–	110.0	–	–	–
Total	104.0	190.0	77.0	64.0	60.0

Rio Tinto plc dividends – pence per share
	2006	2005	2004	2003	2002

Interim	21.42	21.75	17.54	18.45	18.87
Final	32.63	23.35	23.94	18.68	18.60
Special	–	61.89	–	–	–
Total	54.05	106.99	41.48	37.13	37.47

Rio Tinto Limited – Australian cents per share
	2006	2005	2004	2003	2002

Interim	52.48	50.56	45.53	45.02	54.06
Final	82.84	54.86	58.29	44.68	51.87
Special	–	145.42	–	–	–
Total	135.32	250.84	103.82	89.70	105.93

The 2006 final dividend will be paid on 13 April 2007.
     On request, shareholders of Rio Tinto Limited can receive dividends in Sterling and shareholders of Rio Tinto plc can receive dividends in Australian dollars. For information, please contact Computershare, whose details are given on page 60.

Dividends to Rio Tinto ADR holders
The 2006 final dividend of 64 US cents per share or 256 US cents per ADR will be paid by JPMorgan on 16 April 2007. The dividends for 2006 total 416 US cents per ADR.

Dividend Reinvestment Plan (DRP)
The DRP gives shareholders the opportunity to use their cash dividend to purchase Rio Tinto shares in the market, free of commission. For further information on the DRP please contact Computershare.

Dividend mandates
Shareholders can have their dividends credited directly to their bank, building society or credit union account. If you wish to take advantage of this arrangement, please contact Computershare or download the relevant form from their website.

SHARE PRICES
Rio Tinto plc – pence per share
2006	High	Low

1st quarter	2,981	2,588
2nd quarter	3,322	2,547
3rd quarter	2,901	2,352
4th quarter	3,015	2,401

	2006	2005	2004

Year end	2,718	2,655	1,533
High	3,322	2,657	1,574
Low	2,352	1,472	1,212

Rio Tinto Limited – Australian dollars per share
2006	High	Low

1st quarter	78.85	67.50
2nd quarter	87.97	70.90
3rd quarter	78.56	65.38
4th quarter	82.00	68.01

	2006	2005	2004

Year end	74.30	69.00	39.12
High	87.97	69.10	40.20
Low	65.38	38.82	31.98

Rio Tinto plc ADRs – US$ per ADR
2006	High	Low

1st quarter	212.94	176.81
2nd quarter	253.33	184.05
3rd quarter	216.11	176.09
4th quarter	231.15	178.70

Investment warning
Past performance of share prices is not necessarily a guide to future performance. The value of investments and any income from them is not guaranteed and can fall as well as rise depending on market movements. You may not get back the original amount invested.

Share price information
Closing share prices are published in most newspapers and share prices during the day are available on the Rio Tinto and other websites. In the UK the Rio Tinto plc share price is also available on CEEFAX and TELETEXT and can be obtained through the Cityline service operated by the Financial Times: telephone 0906 843 3880; calls are currently charged at 60p per minute plus VAT, in addition to any mobile phone charges.

MARKET LISTINGS
Australia and New Zealand
Rio Tinto Limited’s shares are listed on the Australian Securities Exchange and the New Zealand Stock Exchange.

Europe
The principal market for Rio Tinto plc shares is the London Stock Exchange (LSE). As a constituent of the Financial Times Stock Exchange 100 Index (FTSE 100 Index), Rio Tinto plc shares trade through the Stock Exchange Electronic Trading Service (SETS) system.
     In addition to its primary listing on the LSE, Rio Tinto plc’s shares are also listed on Euronext and on Deutsche Börse.

United States
Rio Tinto plc shares are listed in the form of American Depositary Receipts (ADRs) on the New York Stock Exchange and are traded under the symbol ‘RTP’. Each ADR represents four ordinary shares in Rio Tinto plc. During February 2006 Rio Tinto Limited served notice that it would terminate its ADR programme on 10 April 2006.

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JPMorgan Chase Bank NA is the depositary bank for both ADR programmes. All enquiries regarding ADR holders’ accounts and dividends should be directed to the ADR administrator at JPMorgan.
     Rio Tinto is subject to the US Securities and Exchange Commission (SEC) reporting requirements for foreign companies. An annual report on Form 20-F will be filed with the SEC and this and other filings can be viewed on the website. A hardcopy of the 2006 Financial statements including reconciliation to US accounting principles can be obtained free of charge on request from the company secretaries.

TAXATION
Taxation of UK resident individuals with shareholdings in Rio Tinto plc
Taxation of dividends
UK dividends carry a tax credit equal to one ninth of the dividend. Individuals who are not liable to income tax at the higher rate will have no further tax to pay. Higher rate tax payers are liable to tax on UK dividends at 32.5 per cent which, after taking account of the tax credit, produces a further tax liability of 25 per cent of the dividend received.

Dividend Reinvestment Plan (DRP)
The taxation effect of participation in the DRP will depend on individual circumstances. Shareholders will generally be liable for tax on dividends reinvested in the DRP on the same basis as if they had received the cash and arranged the investment. The dividend should therefore be included in the annual tax return in the normal way.
     The shares acquired should be added to shareholdings at the date and at the net cost shown on the share purchase advice. The actual cost of the shares (for Rio Tinto plc shareholders including the stamp duty/stamp duty reserve tax) will form the base cost for capital gains tax purposes.

Capital gains tax
Shareholders who have any queries on capital gains tax issues are advised to consult their financial adviser.
     A leaflet which includes details of relevant events since 31 March 1982 and provides adjusted values for Rio Tinto plc securities as at that date is available from the company secretary.

Taxation of Australian resident individuals with shareholdings in Rio Tinto Limited
Taxation of dividends
Dividend imputation system
The basis of the Australian dividend imputation system is that when Australian resident shareholders receive dividends from Rio Tinto Limited, they may be entitled to a credit for the Australian tax paid by the Company in respect of that income, depending on the tax status of the shareholder.
     The application of the system results in the Australian tax paid by the Company being allocated to shareholders by way of franking credits attaching to the dividends they receive. Such dividends are known as franked dividends. A dividend may be partly or fully franked. The current Rio Tinto Limited dividend is fully franked and the franking credits attached to the dividend are shown in the distribution statement provided to shareholders.
     The extent to which a company will frank a dividend depends on the credit balance in its franking account. Credits to this account can arise in a number of ways, including when a company pays company tax or receives a franked dividend from another company. The dividend is required to be included in a resident individual shareholder’s assessable income. In addition an amount equal to the franking credits attached to the franked dividend is also included in the assessable income of the resident individual, who may then be entitled to a rebate of tax equal to the franking credit amount included in their income.
     The effect of the dividend imputation system on non resident shareholders is that, to the extent that the dividend is franked, no

Australian tax will be payable and there is an exemption from dividend withholding tax.
     A withholding tax is normally levied at the rate of 15 per cent when unfranked dividends are paid to residents of countries with which Australia has a taxation treaty. Most Western countries have a taxation treaty with Australia. A rate of 30 per cent applies to countries where there is no taxation treaty.
     Since 1988, all dividends paid by Rio Tinto Limited have been fully franked. It is the Company’s policy to pay fully franked dividends whenever possible.

Dividend reinvestment plan (DRP)
Shareholders will generally be liable for tax on dividends reinvested in the DRP on the same basis as if they had received the cash and arranged the investment. The dividend should therefore be included in the annual tax return as assessable income.
     The shares acquired should be added to shareholding at the date of acquisition at the actual cost of the shares, which is the amount of the dividend applied by the shareholder to acquire shares and any incidental costs associated with the acquisition, including stamp duty, will form, part of the cost base or reduced cost base of the shares for capital gains tax purposes.

Capital gains tax
The Australian capital gains tax legislation is complex. If shareholders have acquired shares after 19 September 1985 they may be subject to capital gains tax on the disposal of those shares.
     Generally, disposal of shares held on capital account would give rise to a capital gain or loss. A capital gain arises when the proceeds on disposal are greater than the cost base of shares. A capital loss arises when the proceeds on sale are less than the cost base or reduced cost base. Where a capital gain arises on shares held for at least 12 months, individual, trust and superannuation fund shareholders may be eligible for a capital gains tax discount.
     Shareholders are advised to seek the advice of an independent taxation consultant on any possible capital gains tax exposure.

DUAL LISTED COMPANIES STRUCTURE
In December 1995, Rio Tinto shareholders approved the terms of the dual listed companies merger (‘the DLC merger’) which was designed to place the shareholders of both Companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both Companies. As a condition of its approval of the DLC merger, the Australian Government required Rio Tinto plc to reduce its shareholding in Rio Tinto Limited to 39 per cent by the end of 2005. The current holding is approximately 37.5 per cent.
     Following the approval of the DLC merger, both Companies entered into a DLC Merger Sharing Agreement (‘the Sharing Agreement’) through which each Company agreed:
(a)  to ensure that the businesses of Rio Tinto plc and Rio Tinto Limited are managed on a unified basis,
(b)  to ensure that the boards of directors of each Company is the same, and
(c)  to give effect to certain arrangements designed to provide shareholders of each Company with a common economic interest in the combined enterprise.

In order to achieve this third objective the Sharing Agreement provided for the ratio of dividend, voting and capital distribution rights attached to each Rio Tinto plc share and to each Rio Tinto Limited share to be fixed in an Equalisation Ratio which has remained unchanged at 1:1. The Sharing Agreement has provided for this ratio to be revised in special circumstances where for example certain modifications are made to the share capital of one Company, such as rights issues, bonus issues, share splits and share consolidations, but not to the share capital of the other. Outside these specified circumstances, the Equalisation Ratio can only be altered with the approval of shareholders

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Shareholder information continued

under the ‘Class Rights Actions’ approval procedure described under Voting at shareholders meetings. In addition, any adjustments are required to be confirmed by the auditors.
     One consequence of the DLC merger is that Rio Tinto is subject to a wide range of laws, rules and regulations across multiple jurisdictions. Where these rules differ, in many instances it means that, as a Group, Rio Tinto complies with the strictest level.
     Consistent with the creation of a single combined enterprise under the DLC merger, directors of each Company are to act in the best interests of the Rio Tinto Group. Identified areas where there may be a conflict of the interests of the shareholders of each Company must be approved under the ‘Class Rights Actions’ approval procedure.
     To ensure that directors of each Company are the same, resolutions to appoint or remove directors must be put to shareholders of both Companies voting as a joint electorate (as described under Voting at shareholders meetings) and it is a requirement that a director of one Company must also be a director of the other Company.

Dividend rights
The Sharing Agreement provides for dividends paid on Rio Tinto plc and Rio Tinto Limited shares to be equalised on a net cash basis, that is without taking into account any associated tax credits. Dividends are determined in US dollars and are then, except for ADR holders, translated and paid in sterling and Australian dollars. The Companies are also required to announce and pay their dividends and other distributions as close in time to each other as possible.
     In the unlikely event that one Company did not have sufficient distributable reserves to pay the equalised dividend (or the equalised capital distribution), it would be entitled to receive a ‘top up payment’ from the other Company. The top up payment could be made as a dividend on the DLC Dividend Share or by way of a contractual payment.
     If the payment of an equalised dividend would contravene the law applicable to one of the Companies then they may depart from the Equalisation Ratio. However should such a departure occur then the relevant Company would put aside reserves to be held for payment on the relevant shares at a later date.
     Rio Tinto shareholders have no direct rights to enforce the dividend equalisation provisions of the Sharing Agreement.
     The DLC Dividend Share can also be utilised to provide the Group with flexibility for internal funds management by allowing dividends to be paid between the two parts of the Group. Such dividend payments would be of no economic significance to the shareholders of either Company, as they would have no effect on the Group’s overall resources.

Voting at shareholders’ meetings
Under the Group’s DLC structure, shareholders of Rio Tinto plc and Rio Tinto Limited take decisions on significant matters, including the appointment of directors, through a joint electoral procedure. Such matters are submitted for approval by shareholders of both Companies at separate meetings, but voting as a joint electorate.
     This is achieved through the special arrangements whereby votes cast at a Rio Tinto plc shareholders’ meeting are reflected at the corresponding Rio Tinto Limited shareholders’ meeting, and vice versa. As part of the special voting arrangements, the shares in Rio Tinto Limited held by Rio Tinto plc are used solely to reflect the Rio Tinto plc shareholder vote at the corresponding Rio Tinto Limited meeting. Voting on joint decision matters are by poll at each shareholder meeting with each poll being left open long enough to allow the votes cast at the other meeting to be carried with the poll at the corresponding meeting.
     Matters which are not of concern to one set of shareholders or which affect the two Companies’ shareholders differently will require the separate approval of one or both sets of shareholders.
     ADR holders may instruct JPMorgan how to vote the shares represented by their ADRs.

After 27 April 2007, the votes of the joint electorate and the results of votes on which separate approvals are required will be announced to the stock exchanges and advertised in the Financial Times and The Australian. The results may also be obtained on the shareholder helpline, in the UK Freephone number 0800 435021, or in Australia toll free (within Australia) 1800 813 292, or from the Rio Tinto website.

SUPPLEMENTARY INFORMATION
Computershare Investor Services PLC and Computershare Investor Services Pty Limited are the registrars for Rio Tinto plc and Rio Tinto Limited respectively. All enquiries and correspondence concerning shareholdings, other than shares held in ADR form, should be directed to the respective registrar. Their addresses and telephone numbers are given on page 60. Please notify Computershare promptly in writing of any change of address.
     Shareholders are able to obtain details about their own shareholding from the internet. Full details, including how to gain secure access to this personalised enquiry facility, are given on the Computershare website.

Consolidation of share certificates
If your certificated shareholding in Rio Tinto plc is represented by several individual share certificates, they can be replaced by one consolidated certificate; there is no charge for this service. Share certificates should be sent to Computershare together with a letter of instruction.

Share certificates – name change
Share certificates in the name of The RTZ Corporation PLC remain valid notwithstanding the name change to Rio Tinto plc in 1997.

Share warrants to bearer
All outstanding share warrants to bearer of Rio Tinto plc have been converted into registered ordinary shares under the terms of a scheme of arrangement sanctioned by the court in 2001. Holders of any outstanding share warrants to bearer should contact the Rio Tinto plc company secretary for an application form to obtain their rights to registered ordinary shares.

Low cost share dealing service
Stocktrade operates the Rio Tinto low cost share dealing service which provides Rio Tinto plc shareholders with a simple telephone facility for buying and selling Rio Tinto shares. Basic commission is 0.5 per cent up to £10,000, reducing to 0.2 per cent thereafter (subject to a minimum commission of £15). Further information is available from Stocktrade, which is a division of Brewin Dolphin Securities, authorised and regulated by the Financial Services Authority. Their details are given on page 60.
     Some transactions may be subject to the money laundering regulations and you may be required to provide certain personal details to Stocktrade prior to any purchase or sale of shares.

Individual Savings Account (ISA)
Stocktrade offers an ISA for UK residents wishing to hold Rio Tinto plc shares in an ISA account. Existing PEPS or ISAs may also be transferred to Stocktrade.
     Further information on ISAs can be obtained from Stocktrade, whose details are given on page 60.

Corporate nominee service
Computershare, in conjunction with Rio Tinto plc, have introduced a corporate nominee service for private individuals. Further information can be obtained from Computershare.

Publication of financial statements
Shareholders currently receiving the Annual review who wish to receive a copy of the full Annual report and financial statements, free of charge, for this and future years, should contact Computershare. Alternatively if

58	Rio Tinto 2006 Annual review

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shareholders wish to receive these reports electronically, rather than in paper form, they should register their instruction on the Computershare website. The reports are also available on the Rio Tinto website.
     Registered holders of ADRs will have the annual and US GAAP reports sent to their record address. Brokers or financial institutions which hold ADRs for shareholder clients are responsible for forwarding shareholder information to their clients and will be provided with copies of the Annual review for this purpose.
     Full parent entity financial statements for Rio Tinto Limited are available free of charge from the Rio Tinto Limited company secretary on request. These financial statements are also available on the Rio Tinto website.

Unsolicited mail and telephone calls
Rio Tinto is aware that some shareholders have had occasion to complain that outside organisations have used information, obtained from the Companies’ share registers, for their own purposes. Rio Tinto, like other companies, cannot by law refuse to supply such information provided that the organisation concerned pays the appropriate statutory fee.
     Shareholders in the UK who wish to reduce the amount of unsolicited mail and telephone calls they receive should register with The Mailing Preference Service and The Telephone Preference Service whose details are on page 60.

Rio Tinto 2006 Annual review	59

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Useful addresses

Registered offices
Rio Tinto plc
6 St James’s Square
London
SW1Y 4LD
Registered in England No. 719885

Telephone: +44 (0) 20 7930 2399
Facsimile: +44 (0) 20 7930 3249
Website: www.riotinto.com

Rio Tinto Limited
Level 33
120 Collins Street
Melbourne
Victoria 3000
ACN 004 458 404

Telephone: +61 (0) 3 9283 3333
Facsimile: +61 (0) 3 9283 3707
Website: www.riotinto.com

Registrars
Shareholders are requested to contact the
appropriate registrar for answers to any
queries about their shareholding.

Rio Tinto plc
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

Telephone: +44 (0) 870 702 0000
Facsimile: +44 (0) 870 703 6119
UK residents only, Freephone: 0800 435021
Website: www.computershare.com

Rio Tinto Limited
Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne
Victoria 3001

Telephone: +61 (0) 3 9415 4030
Facsimile: +61 (0) 3 9473 2500
Australia residents only, Toll free: 1 800 813 292
Website: www.computershare.com

Holders of Rio Tinto American
Depositary Receipts (ADRs)
Please contact the ADR administrator if you
have any queries about your ADRs

ADR administrator
JPMorgan Chase Bank NA
JPMorgan Service Center
P O Box 3408
South Hackensack
NJ 07606 3408

Telephone: +1 (201) 680 6630
US residents only Toll free: (800) 990 1135
Website: www.adr.com/shareholder
e-mail: adr@jpmorgan.com

US investor relations consultant
Makinson Cowell (US) Limited
One Penn Plaza
250 West 34th Street
Suite 1935
New York, NY 10119

Telephone: +1 212 994 9044
Website: www.makinson-cowell.com

Low cost share dealing service &
Individual Savings Account (ISA)
(for Rio Tinto plc shareholders only)
Stocktrade
81 George Street
Edinburgh
EH2 3ES

Low cost share dealing service
Telephone: +44 (0) 131 240 0101
UK residents only: 0845 840 1532
Website: www.stocktrade.co.uk

Individual Savings Account (ISA)
Telephone: +44 (0) 131 240 0623
Website: www.stocktrade.co.uk

Unsolicited mail and telephone calls
The Mailing Preference Service
FREEPOST 29 LON20771
London W1E 0ZT

Telephone: 0845 703 4599
Website: www.mpsonline.org.uk

The Telephone Preference Service
3rd Floor
DMA House
70 Margaret Street
London W1W 8SS

Telephone: 0845 070 0707
Website: www.tpsonline.org.uk

60	Rio Tinto 2006 Annual review

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Financial calendar

1 February 2007	Announcement of results for 2006

7 March 2007	Rio Tinto plc and Rio Tinto Limited shares and Rio Tinto plc ADRs quoted “ex-dividend” for 2006 final dividend

9 March 2007	Record date for 2006 final dividend for Rio Tinto plc shares and ADRs

14 March 2007	Record date for 2006 final dividend for Rio Tinto Limited shares

21 March 2007	Plan notice date for election under the dividend reinvestment plan for the 2006 final dividend

13 April 2007	Payment date for 2006 final dividend

13 April 2007	Annual general meeting for Rio Tinto plc

16 April 2007	Payment date for 2006 final dividend for holders of Rio Tinto plc ADRs

27 April 2007	Annual general meeting for Rio Tinto Limited

2 August 2007	Announcement of half year results for 2007

8 August 2007	Rio Tinto plc and Rio Tinto Limited shares and Rio Tinto plc ADRs quoted “ex-dividend” for 2007 interim dividend

10 August 2007	Record date for 2007 interim dividend for Rio Tinto plc shares and ADRs

14 August 2007	Record date for 2007 interim dividend for Rio Tinto Limited shares

15 August 2007	Plan notice date for election under the dividend reinvestment plan for the 2007 interim dividend

6 September 2007	Payment date for 2007 interim dividend

7 September 2007	Payment date for 2007 interim dividend for holders of Rio Tinto plc ADRs

February 2008	Announcement of results for 2007

Publications
The following publications are available on the Rio Tinto website. Copies can be obtained free of charge on request from the company secretaries:
2006 Annual report and financial statements
2006 Annual review
2006 Sustainable development review
2006 Entity financial statements of Rio Tinto Limited
2006 Financial statements including reconciliation to US accounting principles
The way we work – Rio Tinto’s statement of business practice
Review magazine – Rio Tinto’s quarterly magazine for shareholders

Copies of the 2006 annual reports for the following listed Rio Tinto Group companies are also available on request:
Bougainville Copper Limited
Coal & Allied Industries Limited
Energy Resources of Australia Limited
Palabora Mining Company Limited

Rio Tinto on the web
Information about Rio Tinto is available on our website www.riotinto.com
Many of Rio Tinto’s publications may be downloaded in their entirety from this site and access gained to Group company and other websites.

General enquiries
If you require information about the Group please contact the Communications and External Relations department. For all other enquiries please contact the relevant company secretary or Computershare.

Designed by Tor Pettersen & Partners.
Printed in England by St Ives Westerham Press to ISO 14001 environmental standards. The paper is manufactured to ISO 14001 environmental standards, of which 25 per cent is de-inked post-consumer waste, 25 per cent unprinted pre-consumer waste and 50 per cent virgin fibre. All pulps used are Elemental Chlorine Free (ECF). The inks used in this report are vegetable based.
Printed in Australia by Blue Star Print.
Cover image: Iron ore stockpiles awaiting export at Rio Tinto Iron Ore’s Cape Lambert port facilities, Western Australia.
© Rio Tinto plc and Rio Tinto Limited.

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2006 Annual review